Exhibit 4.1

Execution Version

AMC ENTERTAINMENT HOLDINGS, INC.

AND

GLAS TRUST COMPANY LLC

AS TRUSTEE AND NOTES COLLATERAL AGENT

8.875% FIRST LIEN NOTES DUE 2031

INDENTURE

DATED AS OF OCTOBER 5, 2026

TABLE OF CONTENTS

i

Exhibit A	Provisions Relating to Initial Notes

Appendix I to Exhibit A	Form of Initial Notes

Exhibit B	Form of Certificate to Be Delivered in Connection with Transfers Pursuant to Regulation S

Exhibit C	Form of Supplemental Indenture to Add Guarantors

Exhibit D	Agreed Security Principles

INDENTURE dated as of October 5, 2026, among AMC ENTERTAINMENT HOLDINGS, INC., a Delaware corporation (the “Company”), the guarantors party hereto from time to time (“Guarantors”) and GLAS Trust Company LLC, a national banking association, as Trustee (in such capacity, the “Trustee”) and Collateral Agent (in such capacity, the “Notes Collateral Agent”).

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of (i) the Company’s 8.875% First Lien Notes due 2031 issued on the date hereof (the “Initial Notes”) and the guarantees thereof by certain of the Company’s subsidiaries and (ii) if and when issued, an unlimited principal amount of additional notes that may be offered from time to time in one or more series subsequent to the Issue Date as provided for in this Indenture (the “Additional Notes”) and the guarantees thereof by certain of the Company’s subsidiaries:

Article I.
Definitions and Incorporation by Reference

Section 1.01          Definitions.

“2027 Senior Subordinated Note Indenture” means the Indenture dated as of March 17, 2017, by and among the Company and U.S. Bank Trust Company, National Association, as the trustee, as amended, supplemented or otherwise modified, pursuant to which the Company’s 6.125% Senior Subordinated Notes due 2027 were issued.

“Acquired EBITDA” means, with respect to any Pro Forma Entity for any period, the amount for such period of Consolidated EBITDA of such Pro Forma Entity (determined as if references to the Company and its Subsidiaries in the definition of the term “Consolidated EBITDA” were references to such Pro Forma Entity and its Subsidiaries which will become Subsidiaries), all as determined on a consolidated basis for such Pro Forma Entity.

“Acquired Entity or Business” has the meaning given such term in the definition of “Consolidated EBITDA.”

“Additional First Lien Obligations” means the Obligations with respect to any Indebtedness permitted under the Indenture to have first lien priority (but without regard to the control of remedies) relative to the Notes with respect to the Collateral other than the First Lien Credit Agreement Obligations; provided that an authorized representative of the holders of such Indebtedness shall have executed a joinder to any applicable Intercreditor Agreement.

“Additional First Lien Secured Parties” means the holders of any Additional First Lien Obligations and any trustee, authorized representative or agent of such Additional First Lien Obligations.

“Adjusted Treasury Rate” means, as of any redemption date, the weekly average for each Business Day during the most recent week that has ended at least two Business Days prior to such redemption date (or in the case of satisfaction and discharge, two Business Days prior to the deposit with the Trustee or Paying Agent) of the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the Federal Reserve Statistical Release H.15 (or, if such statistical release is not so published or the applicable information is not applicable thereon, any publicly available source of similar market data as selected by the Company in good faith)) most nearly equal to the period from the Redemption Date to October 15, 2028 (if no maturity is within three months before or after October 15, 2028, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, plus, in the case of each of clause (i) and (ii), 0.50%.

“Affiliate” means, with respect to a specified Person, another Person that directly or indirectly Controls or is Controlled by or is under common Control with the Person specified.

“Agreed Security Principles” means the agreed security principles appended to this Indenture as Exhibit D.

“Alcohol Management Agreements” means (i) that certain Alcohol Management Agreement, dated as of July 22, 2024, by and among Muvico and American Multi-Cinema, Inc. with respect to the management of certain alcoholic beverage operations in the State of New York at the theatres named therein; (ii) that certain Alcohol Management Agreement, dated as of July 22, 2024, by and among Muvico and American Multi-Cinema, Inc. with respect to the management of certain alcoholic beverage operations in the State of California at the theatres named therein; (iii) those certain Amended and Restated Sublease Agreements, dated as of July 22, 2024, by and among Muvico and an affiliate of American Multi-Cinema, Inc. with respect to the facilities utilized for certain food and beverage operations in the State of Florida at the theatres identified on Schedule II-C to the Management Services Agreement; (iv) those certain Amended and Restated Alcohol Sublease Agreements, dated as of July 22, 2024, by and among Muvico and an affiliate of American Multi-Cinema, Inc. with respect to the facilities utilized for certain alcoholic beverage operations in the State of Texas at the theatres identified on Schedule II-B to the Management Services Agreement, and (v) future agreements substantially similar in form and substance to those specified in clauses (iii) and (iv) above with respect to new theatres located in Florida and Texas, respectively, in each case, as may be amended or modified from time to time.

“AMC First Lien Intercreditor Agreement” means the intercreditor agreement, dated as of April 24, 2020, among the collateral agents from time to time party thereto (including the Muvico 2L Notes Collateral Agent and, from and after the Issue Date, the First Lien Credit Agreement Collateral Agent and the Notes Collateral Agent), the Company, the other grantors from time to time party thereto and each additional agent from time to time party thereto, as supplemented by joinder agreements executed prior to and on the Issue Date in connection with the Transactions and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof as applicable.

“AMC First Lien/Second Lien Intercreditor Agreement” means that certain AMC First Lien/Second Lien Intercreditor Agreement, dated as of the Issue Date, among the First Lien Credit Agreement Collateral Agent, the Notes Collateral Agent, the Second Lien Credit Agreement Collateral Agent, the Muvico 2L Notes Collateral Agent, the Company, the other grantors from time to time party thereto and each additional agent from time to time party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Applicable Premium” means, at any redemption date, the excess of (i) the present value at such redemption date of (a) the redemption price of the Notes on October 15, 2028 (as set forth in paragraph 6 of the Notes) plus (b) all required remaining scheduled interest payments due on the Notes through October 15, 2028 (excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate, over (ii) the principal amount of the Notes on such redemption date.

“Approved Foreign Guarantor” means any Subsidiary organized under the laws of an Approved Foreign Jurisdiction (or any political subdivision thereof).

“Approved Foreign Jurisdiction” means each of the United Kingdom, Spain, Germany, Sweden and Finland.

“Asset Sale” means:

(i)            the sale, transfer, lease, license or other disposition of any asset of the Company or any of its Subsidiaries, including of any Equity Interest owned by it; or

(ii)            the issuance by any Subsidiary of any additional Equity Interest in such Subsidiary (including, in each case, pursuant to a Delaware LLC Division) (other than issuing directors’ qualifying shares, nominal shares issued to foreign nationals to the extent required by applicable Requirements of Law and other than issuing Equity Interests to the Company or a Subsidiary in compliance with clause (c) of the definition of “Permitted Investments”) (each of (i) and (ii), a “Disposition”);

in each case, except:

(a)            Dispositions of obsolete or worn out property, whether now owned or hereafter acquired, in the ordinary course of business and Dispositions of property no longer used or useful, or economically practicable to maintain, in the conduct of the business of the Company and its Subsidiaries (including allowing any registration or application for registration of any Intellectual Property that is no longer used or useful, or economically practicable to maintain, to lapse or go abandoned or be invalidated);

(b)            Dispositions of inventory and other assets in the ordinary course of business;

(c)            Dispositions of property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property, (ii) an amount equal to the Net Proceeds of such Disposition are promptly applied to the purchase price of such replacement property or (iii) such Disposition is allowable under Section 1031 of the Code, or any comparable or successor provision, for like property (and any boot thereon) and for use in a Similar Business;

(d)            Dispositions of property to the Company or a Subsidiary (including as a result of a Delaware LLC Division);

(e)            (A) the Disposition of all or substantially all of the assets of the Company or any Subsidiary in a manner permitted pursuant to Section 5.01 or any Disposition that constitutes a Change of Control pursuant to this Indenture, (B) Permitted Investments, (C) Restricted Payments permitted by Section 4.06 or (D) Liens permitted by Section 4.07, in each case, other than by reference to this clause (e);

(f)            Dispositions in connection with the Permitted Transactions;

(g)            Dispositions of Cash Equivalents;

(h)            Dispositions of accounts receivable in connection with the collection or compromise thereof (including sales to factors or other third parties);

(i)             leases, subleases, licenses or sublicenses (including the provision of software under an open source license), in each case in the ordinary course of business and that do not materially interfere with the business of the Company and its Subsidiaries, taken as a whole;

(j)             transfers of property subject to Casualty Events upon receipt of the Net Proceeds of such Casualty Event;

(k)            (i) a Sale Leaseback in connection with the Intercompany Agreements, or (ii) Sale Leasebacks entered into after the Issue Date; provided that the aggregate Fair Market Value of all property subject to Sale Leasebacks entered into after the Issue Date pursuant to this clause (ii) (measured at the time of each such Sale Leaseback) does not exceed the greater of (A) $62.0 million and (B) 10.0% of Consolidated EBITDA for the most recently ended Test Period at the time of such Sale Leaseback;

(l)             Dispositions of Investments in joint ventures to the extent required by, or made pursuant to customary buy/sell arrangements between, the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(m)           Dispositions of any assets (including Equity Interests) (A) acquired in connection with any acquisition or other Investment permitted hereunder, which assets are not used or useful to the core or principal business of the Company and its Subsidiaries and (B) made to obtain the approval of any applicable antitrust authority or otherwise required by a Governmental Authority in connection with an acquisition permitted hereunder;

(n)           transfers of condemned property as a result of the exercise of “eminent domain” or other similar powers to the respective Governmental Authority or agency that has condemned the same (whether by deed in lieu of condemnation or otherwise), and transfers of property arising from foreclosure or similar action or that have been subject to a casualty to the respective insurer of such real property as part of an insurance settlement;

(o)            Dispositions of property for Fair Market Value not otherwise permitted hereunder having an aggregate purchase price in any fiscal year not to exceed the greater of (A) $62.0 million and (B) 10.0% of Consolidated EBITDA for the most recently ended Test Period at the time of such Disposition;

(p)            [reserved];

(q)            the unwinding of any Swap Obligations or Cash Management Obligations; and

(r)             Dispositions for the purpose of funding (to the extent required) special purpose vehicles or trusts assuming the obligations to fulfill pension obligations of the Company and/or any of its Subsidiaries (commonly referred to as “contractual trust arrangements” or “CTA”), including, without limitation, pursuant to sections 7b through 7f of the Fourth Book of the German Social Code (Sozialgesetzbuch IV) or section 8a of the German Partial Retirement Act (Altersteilzeitgesetz).

Notwithstanding anything herein to the contrary, (x) none of the Company or the Guarantors shall, directly or indirectly, (a) make any Disposition of any Material Property to any Person that is not the Company or a Guarantor (which, for the avoidance of doubt, includes any joint ventures), or (b) make any Investment of Material Property in any Person that is not the Company or a Guarantor, except in each case for non-exclusive licenses of Intellectual Property on arm’s length (i.e., market) terms and economics to any Subsidiary in the ordinary course of business for a bona fide business purpose, and (y) no Subsidiary that is not the Company or a Guarantor shall own or hold any exclusive license to any Material Property.

“Asset Transfer Agreement” means that certain Asset Transfer Agreement, dated as of July 22, 2024, by and among Muvico, American Multi-Cinema, Inc., and Centertainment (as may be amended or modified from time to time).

“Bankruptcy Code” means Title 11 of the United States Code, as amended.

“Bankruptcy Laws” means the Bankruptcy Code, the UK Insolvency Act 1986, Part 26 and Part 26A of the UK Companies Act 2006, the UK Corporate Insolvency and Governance Act 2020, the German Insolvency Code (Insolvenzordnung), the German Stabilization and Restructuring Framework for Companies (StaRUG), the Spanish Insolvency Law, the Swedish Bankruptcy Act, the Swedish Reorganisation Act, the Finnish Bankruptcy Act and the Finnish Restructuring Act, and any other federal, state or foreign law (including, without limitation, any law of the United States, England and Wales, Finland, Germany, Spain and/or Sweden) for the relief of debtors, or any arrangement, reorganization, insolvency, moratorium, liquidation, conservatorship, assignment for the benefit of creditors, rearrangement, administrative receivership, administration, dissolution, winding-up, suspension of payment, reorganization, restructuring, judicial management, any other marshalling of the assets or liabilities, the appointment of any receiver, liquidator, compulsory manager or administrator, or similar bankruptcy, insolvency, receivership or similar law now or hereafter in effect.

“Board of Directors” means, with respect to any Person, (a) in the case of any corporation, the board of directors of such Person or any committee thereof duly authorized to act on behalf of such board, (b) in the case of any limited liability company, the board of managers, board of directors, manager or managing member of such Person or the functional equivalent of the foregoing, (c) in the case of any partnership, the board of directors, board of managers, manager or managing member of a general partner of such Person or the functional equivalent of the foregoing and (d) in any other case, the functional equivalent of the foregoing. In addition, the term “director” means a director or functional equivalent thereof with respect to the relevant Board of Directors.

“Business Day” means any day other than a Saturday or Sunday or other day on which banks in New York, New York, or the city in which the Trustee’s office is located are authorized or required to be closed, or, if no Notes are outstanding, the city in which the corporate trust office of the Trustee responsible for the transactions described herein is located.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by the Company and its Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of the Company and its Subsidiaries.

“Capital Stock” of any Person means any and all shares, interests, participations or other equivalents (however designated) of such Person’s capital stock, including preferred stock, any rights (other than debt securities convertible into capital stock), warrants or options to acquire such capital stock, whether now outstanding or issued after the date of this Indenture.

“Cash Equivalents” means:

(a)            dollars, euro, pounds, Australian dollars, Swiss Francs, Canadian dollars, Yuan, Pesos or such other currencies held by the Company or any Subsidiary from time to time in the ordinary course of business;

(b)            readily marketable obligations issued or directly and fully guaranteed or insured by the government or any agency or instrumentality of (i) the United States, (ii) the United Kingdom or (iii) any member nation of the European Union rated A-2 (or the equivalent thereof) or better by S&P or P-2 (or the equivalent thereof) or better by Moody’s, having average maturities of not more than 24 months from the date of acquisition thereof; provided that the full faith and credit of the United States, the United Kingdom or such member nation of the European Union is pledged in support thereof;

(c)            time deposits with, or insured certificates of deposit or bankers’ acceptances of, any commercial bank that (i) is a lender under the Senior Credit Facilities or (ii) has combined capital and surplus of at least (x) $250.0 million in the case of U.S. banks and (y) $100.0 million (or the dollar equivalent as of the date of determination) in the case of non-U.S. banks (any such bank meeting the requirements of clause (i) or (ii) above being an “Approved Bank”), in each case with average maturities of not more than 24 months from the date of acquisition thereof;

(d)            commercial paper and variable or fixed rate notes issued by an Approved Bank (or by the parent company thereof) or any variable or fixed rate note issued by, or guaranteed by, a corporation rated A-2 (or the equivalent thereof) or better by S&P or P-2 (or the equivalent thereof) or better by Moody’s, in each case with average maturities of not more than 24 months from the date of acquisition thereof;

(e)            repurchase agreements and reverse repurchase agreements entered into by any Person with an Approved Bank, a bank or trust company (including any of the lenders under the Senior Credit Facilities) or recognized securities dealer, in each case, having capital and surplus in excess of (i) $250.0 million in the case of U.S. banks and (ii) $100.0 million (or the dollar equivalent as of the date of determination) in the case of non-U.S. banks, in each case, for direct obligations issued by or fully guaranteed or insured by the government or any agency or instrumentality of (i) the United States or (ii) any member nation of the European Union rated A-2 (or the equivalent thereof) or better by S&P and P-2 (or the equivalent thereof) or better by Moody’s, in which such Person shall have a perfected first priority security interest (subject to no other Liens) and having, on the date of purchase thereof, a Fair Market Value of at least 100% of the amount of the repurchase obligations;

(f)             marketable short-term money market and similar highly liquid funds either (i) having assets in excess of (x) $250.0 million in the case of U.S. banks or other U.S. financial institutions and (y) $100.0 million (or the dollar equivalent as of the date of determination) in the case of non-U.S. banks or other non-U.S. financial institutions or (ii) having a rating of at least A-2 or P-2 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service);

(g)            securities with average maturities of 24 months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, or by any political subdivision or taxing authority of any such state, commonwealth or territory having an investment grade rating from either S&P or Moody’s (or the equivalent thereof);

(h)            investments with average maturities of 24 months or less from the date of acquisition in mutual funds rated A (or the equivalent thereof) or better by S&P or A2 (or the equivalent thereof) or better by Moody’s;

(i)             instruments equivalent to those referred to in clauses (a) through (h) above denominated in euro or any other foreign currency comparable in credit quality and tenor to those referred to above and customarily used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction;

(j)             investments, classified in accordance with GAAP as current assets, in money market investment programs that are registered under the Investment Company Act of 1940 or that are administered by financial institutions having capital of at least $250.0 million, and, in either case, the portfolios of which are limited such that substantially all of such investments are of the character, quality and maturity described in clauses (a) through (i) of this definition;

(k)            auction rate securities issued by any domestic corporation or any domestic government instrumentality, in each case rated at least “A-1” (or its equivalent) by S&P or at least “P-1” (or its equivalent) by Moody’s and maturing within six months of the date of acquisition (or with interest rates or dividend yields that are re-set at least every 35 days);

(l)             qualified purchaser funds regulated by the exemption provided by Section 3(c)(7) of the Investment Company Act of 1940, as amended, which funds possess a “AAA” rating from at least two nationally recognized agencies and provide daily liquidity;

(m)           with respect to any Foreign Subsidiary: (i) obligations of the national government of the country in which such Foreign Subsidiary maintains its chief executive office and principal place of business, provided such country is a member of the Organization for Economic Cooperation and Development, in each case maturing within one year after the date of investment therein, (ii) certificates of deposit of, bankers acceptances of, or time deposits with, any commercial bank which is organized and existing under the laws of the country in which such Foreign Subsidiary maintains its chief executive office and principal place of business, provided such country is a member of the Organization for Economic Cooperation and Development, and whose short-term commercial paper rating from S&P is at least “A-2” or the equivalent thereof or from Moody’s is at least “P-2” or the equivalent thereof (any such bank being an “Approved Foreign Bank”), and in each case with maturities of not more than 24 months from the date of acquisition and (iii) the equivalent of demand deposit accounts which are maintained with an Approved Foreign Bank; and

(n)            investment funds investing at least 90% of their assets in securities of the types described in clauses (a) through (m) above.

“Cash Management Obligations” means obligations of the Company or any Subsidiary in respect of (a) any overdraft and related liabilities arising from treasury, depository, cash pooling arrangements and cash management or treasury services or any automated clearing house transfers of funds, (b) other obligations in respect of netting services, employee credit or purchase card programs and similar arrangements and (c) other services related, ancillary or complementary to the foregoing (including cash management services).

“Casualty Event” means any event that gives rise to the receipt by the Company or any Subsidiary of any insurance proceeds or condemnation awards in respect of any equipment, fixed assets or real property (including any improvements thereon) to replace or repair such equipment, fixed assets or real property.

“Centertainment” means Centertainment Development, LLC, a Delaware limited liability company.

“Centertainment First Lien/Second Lien Intercreditor Agreement” means that certain Second Amended and Restated First Lien/Second Lien Intercreditor Agreement, dated as of the Issue Date, among the First Lien Credit Agreement Collateral Agent, the Second Lien Credit Agreement Collateral Agent, the Notes Collateral Agent, the Muvico 2L Notes Collateral Agent, the Company, the other grantors from time to time party thereto and each additional agent from time to time party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Centertainment/Odeon First Lien Intercreditor Agreement” means that certain Centertainment/Odeon First Lien Intercreditor Agreement, dated as of the Issue Date, among the Notes Collateral Agent, the First Lien Credit Agreement Collateral Agent, the Company, the other grantors from time to time party thereto and each additional agent from time to time party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Centertainment/Odeon First Lien/Intermediate Lien Intercreditor Agreement” means that certain Centertainment/Odeon First Lien/Intermediate Lien Intercreditor Agreement, dated as of the Issue Date, among the First Lien Credit Agreement Collateral Agent, the Second Lien Credit Agreement Collateral Agent, the Notes Collateral Agent, the Company, the other grantors from time to time party thereto and each additional agent from time to time party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957 of the Code.

“Change of Control” means the occurrence of, after the date of this Indenture, any of the following events:

(a)            any “person” or “group” as such terms are used in Sections 13(d) and 14(d) of the Exchange Act other than one or more Permitted Holders is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, by way of merger, consolidation or other business combination or purchase of 50% or more of the total voting power of the Voting Stock of the Company;

(b)            the adoption of a plan relating to the liquidation or dissolution of the Company; or

(c)            the sale, lease, transfer or other conveyance, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one or more Permitted Holders.

Notwithstanding anything to the contrary in this definition or any provision of Rule 13d-3 of the Exchange Act, (i) a Person or group shall not be deemed to beneficially own Voting Stock (x) to be acquired by such Person or group pursuant to a stock or asset purchase agreement, merger agreement, option agreement, warrant agreement or similar agreement (or voting or option or similar agreement related thereto) until the consummation of the acquisition of the Voting Stock in connection with the transactions contemplated by such agreement or (y) solely as a result of veto or approval rights in any joint venture agreement, shareholder agreement, investor rights agreement or other similar agreement, (ii) if any group (other than a Permitted Holder) includes one or more Permitted Holders, the issued and outstanding Voting Stock of the Company owned, directly or indirectly, by any Permitted Holders that are part of such group shall not be treated as being beneficially owned by such group or any other member of such group for purposes of determining whether a Change of Control has occurred, (iii) a Person or group (other than Permitted Holders) will not be deemed to beneficially own Voting Stock of another Person as a result of its ownership of Equity Interests or other securities of such other Person’s parent (or related contractual rights) unless it owns more than 50% of the total voting power of the Voting Stock of such Person’s parent and (iv) the right to acquire Voting Stock (so long as such Person does not have the right to direct the voting of the Voting Stock subject to such right) or any veto power in connection with the acquisition or disposition of Voting Stock will not cause a party to be a beneficial owner.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means any and all assets, whether real or personal, tangible or intangible, on which Liens are purported to be granted pursuant to the Security Documents as security for the Secured Notes Obligations.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to October 15, 2028, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to October 15, 2028.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the definition of Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Company, Reference Treasury Dealer Quotations for the redemption date.

“Compensation Expense” means any expenses and costs that result from the issuance of stock-based awards, partnership interest-based awards and similar incentive based compensation awards or arrangements.

“Consolidated EBITDA” means, for any period, the Consolidated Net Income for such period, plus:

(a)            without duplication and to the extent already deducted (and not added back) in arriving at such Consolidated Net Income, the sum of the following amounts for such period:

(i)            total interest expense and, to the extent not reflected in such total interest expense, (A) any losses on hedging obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, net of interest income and gains on such hedging obligations or such derivative instruments, (B) bank and letter of credit fees and costs of surety bonds in connection with financing activities, (C) cash dividend payments in respect of preferred stock (including any JV Preferred Equity Interests) and any Disqualified Equity Interests and (D) other items excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (i) through (xiii) thereof,

(ii)            provision for taxes based on income, including federal, foreign and state income, and similar taxes based on income, profits, revenue or capital and foreign withholding taxes paid or accrued during such period (including in respect of repatriated funds) including interest related to such taxes or arising from any tax examinations,

(iii)          depreciation and amortization (including amortization of intangible assets, Capitalized Software Expenditures, internal labor costs and amortization of deferred financing fees, OID or costs),

(iv)          other non-cash charges (including the excess of GAAP rent expense over actual cash rent paid during such period due to the use of straight line rent for GAAP purpose) (provided, in each case, that if any non-cash charges represent an accrual or reserve for potential cash items in any future period, (A) such Person may elect not to add back such non-cash charges in the current period and (B) to the extent such Person elects to add back such non-cash charges in the current period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period),

(v)           the amount of any non-controlling interest consisting of income attributable to non-controlling interests of third parties in any non-wholly-owned subsidiary deducted (and not added back in such period to Consolidated Net Income),

(vi)          the amount of payments made to option, phantom equity or profits interest holders of the Company or any of its direct or indirect parent companies in connection with, or as a result of, any distribution being made to shareholders of such person or its direct or indirect parent companies, which payments are being made to compensate such option, phantom equity or profits interest holders as though they were shareholders at the time of, and entitled to share in, such distribution, including any cash consideration for any repurchase of equity, in each case to the extent permitted in this Indenture,

(vii)         any costs or expenses incurred by the Company or any Subsidiary pursuant to any management equity plan or stock option or phantom equity plan or any other management or employee benefit plan or agreement, any severance agreement or any stock subscription or shareholder agreement, to the extent that such costs or expenses are non-cash or otherwise funded with cash proceeds contributed to the capital of the Company or Net Proceeds of an issuance of Equity Interests of the Company (other than Disqualified Equity Interests), and

(viii)        any net pension or other post-employment benefit costs representing amortization of unrecognized prior service costs, actuarial losses, including amortization of such amounts arising in prior periods, amortization of the unrecognized net obligation (and loss or cost) existing at the date of initial application of FASB Accounting Standards Codification 715, and any other items of a similar nature;

plus

(b)            any other adjustment (including with respect to the “Attributable EBITDA”) set forth in the “Adjusted EBITDA” for the Company and its Subsidiaries on a consolidated basis as reported in the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q (or, in either case, any semi-annual, transition or other periodic report, or any successor or comparable form, filed or furnished with the SEC in lieu thereof), as applicable, filed or furnished with the SEC (or, if the Company is not then subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the corresponding annual, semi-annual or quarterly financial statements and related information most recently delivered to the Trustee as required pursuant to Section 4.12), in each case, for such Test Period;

plus

(c)            [reserved];

less

(d)            without duplication and to the extent included in arriving at such Consolidated Net Income, the sum of the following amounts for such period:

(i)            the amount of any non-controlling interest consisting of loss attributable to non-controlling interests of third parties in any non-wholly-owned subsidiary added (and not deducted in such period from Consolidated Net Income), in each case, as determined on a consolidated basis for the Company and its Subsidiaries in accordance with GAAP; provided that,

(I)            there shall be included in determining Consolidated EBITDA for any period, without duplication, the Acquired EBITDA of any Person, property, business or asset acquired by the Company or any Subsidiary during such period whether such acquisition occurred before or after the Issue Date to the extent not subsequently sold, transferred or otherwise disposed of (but not including the Acquired EBITDA of any related Person, property, business or assets to the extent not so acquired) (each such Person, property, business or asset acquired, including pursuant to a transaction consummated prior to the Issue Date, and not subsequently so disposed of, an “Acquired Entity or Business”), based on the Acquired EBITDA of such Pro Forma Entity for such period (including the portion thereof occurring prior to such acquisition or conversion) determined on a historical Pro Forma Basis, and

(II)            there shall be (A) excluded in determining Consolidated EBITDA for any period the Disposed EBITDA of any Person, property, business or asset sold, transferred or otherwise disposed of, closed or classified as discontinued operations by the Company or any Subsidiary during such period (but if such operations are classified as discontinued due to the fact that they are subject to an agreement to dispose of such operations, at the Company’s election only when and to the extent such operations are actually disposed of), including any division, product line, theatre, screen or other facility used for operations of the Company or any Subsidiary, which was closed for business or disposed of during such period (other than any theatre closed in the ordinary course of business within 120 days of lease expiration) (each such Person, property, business or asset so sold, transferred or otherwise disposed of, closed or classified, a “Sold Entity or Business”), based on the Disposed EBITDA of such Sold Entity or Business for such period (including the portion thereof occurring prior to such sale, transfer, disposition, closure, classification or conversion) determined on a historical Pro Forma Basis and (B) included in determining Consolidated EBITDA for any period in which a Sold Entity or Business is disposed, an adjustment equal to the Pro Forma Disposal Adjustment with respect to such Sold Entity or Business (including the portion thereof occurring prior to such disposal).

“Consolidated First Lien Debt” means, as of any date of determination, the amount of Consolidated Total Debt (including in respect of the Notes) that is secured by unsubordinated Liens (or Liens that are not subordinated to Liens securing other Indebtedness) on any asset or property of the Company or any Subsidiary thereof and all Finance Lease Obligations.

“Consolidated Interest Expense” means the sum of (a) cash interest expense (including that attributable to Finance Leases), net of cash interest income, of the Company and its Subsidiaries with respect to all outstanding Indebtedness of the Company and its Subsidiaries, including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net costs under hedging agreements plus (b) the amount of cash dividends or distributions made by the Company and its Subsidiaries in respect of JV Preferred Equity Interests and other preferred Equity Interests issued in accordance with Section 4.05, but excluding, for the avoidance of doubt, (i) amortization of deferred financing costs, debt issuance costs, commissions, fees and expenses and any other amounts of non-cash interest (including as a result of the effects of acquisition method accounting or pushdown accounting), (ii) non-cash interest expense attributable to the movement of the mark-to-market valuation of obligations under hedging agreements or other derivative instruments pursuant to FASB Accounting Standards Codification No. 815-Derivatives and Hedging, (iii) any one-time cash costs associated with breakage in respect of hedging agreements for interest rates, (iv) [reserved], (v) all non-recurring cash interest expense or “additional interest” for failure to timely comply with registration rights obligations, (vi) any interest expense attributable to the exercise of appraisal rights and the settlement of any claims or actions (whether actual, contingent or potential) with respect to any acquisition or any other Investment, all as calculated on a consolidated basis in accordance with GAAP, (vii) any payments with respect to make-whole premiums or other breakage costs of any Indebtedness, (viii) interest relating to taxes, (ix) accretion or accrual of discounted liabilities not constituting Indebtedness, (x) any interest expense attributable to a direct or indirect parent entity resulting from push down accounting, (xi) any expense resulting from the discounting of Indebtedness in connection with the application of recapitalization or purchase accounting, (xii) any pay-in-kind interest expense or other non-cash interest expenses and (xiii) any payments made in respect of any operating leases.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, excluding, without duplication:

(a)            extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including any unusual or non-recurring operating expenses directly attributable to the implementation of cost savings initiatives and any accruals or reserves in respect of any extraordinary, non-recurring or unusual items), severance, relocation costs, integration and facilities’ or offices’ opening costs, start-up costs and other business optimization expenses (including related to new product introductions, costs incurred in connection with any New Project (including costs incurred in connection with unconsummated theatre acquisitions) and other strategic or cost saving initiatives), restructuring charges, accruals or reserves (including restructuring and integration costs related to acquisitions consummated prior to or after the Issue Date and adjustments to existing reserves), whether or not classified as restructuring expense on the consolidated financial statements, signing costs, retention or completion bonuses, other executive recruiting and retention costs, transition costs, costs related to the closure or disposition of any theatre or a screen within a theatre, costs related to closure/consolidation of facilities or offices, internal costs in respect of strategic initiatives and curtailments or modifications to pension and post-retirement employee benefit plans (including any settlement of pension liabilities and charges resulting from changes in estimates, valuations and judgements thereof),

(b)            the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such period to the extent included in Consolidated Net Income,

(c)            Transaction Costs,

(d)            [reserved],

(e)            any fees and expenses (including any transaction or retention bonus or similar payment, any earnout, contingent consideration obligation or purchase price adjustment) incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, asset disposition, issuance or repayment of debt, issuance of equity securities, refinancing transaction or amendment or other modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, in each case whether or not successful (including, for the avoidance of doubt, the effects of expensing all transaction-related expenses in accordance with FASB Accounting Standards Codification 805 and gains or losses associated with FASB Accounting Standards Codification 460),

(f)            any income (loss) for such period attributable to the early extinguishment of Indebtedness, hedging agreements or other derivative instruments,

(g)            accruals and reserves that are established or adjusted as a result of the Permitted Transactions in accordance with GAAP (including any adjustment of estimated payouts on existing earn-outs) or changes as a result of the adoption or modification of accounting policies during such period,

(h)            all Compensation Expenses,

(i)             any income (loss) attributable to deferred compensation plans or trusts,

(j)             any income (loss) from investments recorded using the equity method of accounting (but including any cash dividends or distributions actually received by the Company or any Subsidiary in respect of such investment),

(k)            any gain (loss) on asset sales, disposals or abandonments (other than asset sales, disposals or abandonments in the ordinary course of business) or income (loss) from discontinued operations (but if such operations are classified as discontinued due to the fact that they are subject to an agreement to dispose of such operations, only when and to the extent such operations are actually disposed of),

(l)            any non-cash gain (loss) attributable to the mark to market movement in the valuation of hedging obligations or other derivative instruments pursuant to FASB Accounting Standards Codification 815-Derivatives and Hedging or mark to market movement of other financial instruments pursuant to FASB Accounting Standards Codification 825-Financial Instruments in such Test Period; provided that any cash payments or receipts relating to transactions realized in a given period shall be taken into account in such period,

(m)           any non-cash gain (loss) related to currency remeasurements of Indebtedness, net loss or gain resulting from hedging agreements for currency exchange risk and revaluations of intercompany balances and other balance sheet items,

(n)           any non-cash expenses, accruals or reserves related to adjustments to historical tax exposures (provided, in each case, that the cash payment in respect thereof in such future period shall be subtracted from Consolidated Net Income for the period in which such cash payment was made),

(o)           any impairment charge or asset write-off or write-down (including related to intangible assets (including goodwill), long-lived assets, film television costs and investments in debt and equity securities), and

(p)           [reserved].

There shall be excluded from Consolidated Net Income for any period the effects from applying acquisition method accounting, including applying acquisition method accounting to inventory, property and equipment, loans and leases, software and other intangible assets and deferred revenue (including deferred costs related thereto and deferred rent) required or permitted by GAAP and related authoritative pronouncements (including the effects of such adjustments pushed down to the Company and its Subsidiaries), as a result of any acquisition or Investment consummated prior to (or after) the Issue Date and any acquisitions or other Investment or the amortization or write-off of any amounts thereof.

In addition, to the extent not already included in Consolidated Net Income, Consolidated Net Income shall include (i) the amount of proceeds received, due or otherwise estimated in good faith to be received from business interruption insurance, liability or casualty events insurance or reimbursement of expenses and charges that are covered by indemnification, insurance and other reimbursement provisions in connection with any acquisition or other Investment or any disposition of any asset permitted hereunder (occurring prior to or after the Issue Date (net of any amount so added back in any prior period to the extent not so reimbursed within a two-year period)) and (ii) the amount of any cash tax benefits related to the tax amortization of intangible assets in such period.

Notwithstanding anything to the contrary in this definition of “Consolidated Net Income”, no adjustment shall be made pursuant to this definition of Consolidated Net Income that is not reflected in the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q (or, in either case, any semi-annual, transition or other periodic report, or any successor or comparable form, filed or furnished with the SEC in lieu thereof), as applicable, filed or furnished with the SEC (or, if the Company is not then subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the corresponding annual, semi-annual or quarterly financial statements and related information most recently delivered to the Trustee as required pursuant to Section 4.12), in each case, for such Test Period.

“Consolidated Secured Debt” means, as of any date of determination, Consolidated Total Debt that is secured by a Lien on any Collateral (but excluding any Indebtedness that is subordinated in right of payment to the Secured Notes Obligations) and all Finance Lease Obligations.

“Consolidated Total Assets” means, as at any date of determination, the amount that would be set forth opposite the caption “total assets” (or any like caption) on the most recent consolidated balance sheet of the Company and its Subsidiaries in accordance with GAAP.

“Consolidated Total Debt” means, as of any date of determination, the outstanding principal amount of all third party Indebtedness for borrowed money (including purchase money Indebtedness), unreimbursed drawings under letters of credit, Finance Lease Obligations, third party Indebtedness obligations evidenced by notes or similar instruments (and excluding, for the avoidance of doubt, Swap Obligations), in each case of the Company and its Subsidiaries on such date, on a consolidated basis and determined in accordance with GAAP (excluding, in any event, the effects of any discounting of Indebtedness resulting from the application of acquisition method or pushdown accounting in connection with any acquisition or other Investment).

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, or the dismissal or appointment of the management, of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Controlling Collateral Agent” means, with respect to any Collateral, the “Controlling Collateral Agent” as defined in the AMC First Lien Intercreditor Agreement or the Centertainment/Odeon First Lien Intercreditor Agreement, as applicable.

“Corporate Trust Office” means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which office at the date of execution of this Indenture is located at 3 Second Street, Suite 203, Jersey City, NJ 07311.

“Credit Facilities” means one or more (i) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, including, without limitation, the Senior Credit Facilities, (ii) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (iii) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Default” means any event or condition that constitutes an Event of Default or that upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“Delaware LLC” means any limited liability company organized or formed under the laws of the State of Delaware.

“Delaware LLC Division” means the statutory division of any Delaware LLC into two or more Delaware LLCs pursuant to Section 18-217 of the Delaware Limited Liability Company Act.

“Disposed EBITDA” means, with respect to any Sold Entity or Business for any period, the amount for such period of Consolidated EBITDA of such Sold Entity or Business (determined as if references to the Company and its Subsidiaries in the definition of the term “Consolidated EBITDA” (and in the component financial definitions used therein) were references to such Sold Entity or Business and its subsidiaries), all as determined on a consolidated basis for such Sold Entity or Business.

“Disqualified Equity Interest” means, with respect to any Person, any Equity Interest in such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, either mandatorily or at the option of the holder thereof), or upon the happening of any event or condition:

(a)            matures or is mandatorily redeemable (other than solely for Equity Interests in such Person or in any Parent Entity that do not constitute Disqualified Equity Interests and cash in lieu of fractional shares of such Equity Interests), whether pursuant to a sinking fund obligation or otherwise;

(b)            is convertible or exchangeable, either mandatorily or at the option of the holder thereof, for Indebtedness or Equity Interests (other than solely for Equity Interests in such Person or in any Parent Entity that do not constitute Disqualified Equity Interests and cash in lieu of fractional shares of such Equity Interests); or

(c)            is redeemable (other than solely for Equity Interests in such Person or in any Parent Entity that do not constitute Disqualified Equity Interests and cash in lieu of fractional shares of such Equity Interests) or is required to be repurchased by such Person or any of its Affiliates, in whole or in part, at the option of the holder thereof;

in each case, on or prior to the date 91 days after the Maturity Date; provided, however, that (i) an Equity Interest in any Person that would not constitute a Disqualified Equity Interest but for terms thereof giving holders thereof the right to require such Person to redeem or purchase such Equity Interest upon the occurrence of an “asset sale,” “condemnation event,” a “change in control” or similar event shall not constitute a Disqualified Equity Interest if any such requirement becomes operative only after repayment in full of all the Notes and Secured Notes Obligations that are accrued and payable, (ii) if an Equity Interest in any Person is issued pursuant to any plan for the benefit of employees of the Company (or any direct or indirect parent thereof), the Company or any of the Subsidiaries or by any such plan to such employees, such Equity Interest shall not constitute a Disqualified Equity Interest solely because it may be required to be repurchased by the Company (or any direct or indirect parent company thereof), the Company or any of the Subsidiaries in order to satisfy applicable statutory or regulatory obligations of such Person or as a result of such employee’s termination, death, or disability, (iii) any class of Equity Interests of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Equity Interests that are not Disqualified Equity Interest shall not be deemed to be Disqualified Equity Interest, and (iv) Equity Interests constituting Qualified Equity Interests when issued shall not cease to constitute Qualified Equity Interests as a result of the subsequent extension of the Maturity Date.

“Domestic Subsidiary” means any Subsidiary that is not a Foreign Subsidiary.

“DTC” means The Depository Trust Company, a New York corporation, and its successors.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person.

“Equity Offering” means a public or private sale for cash by the Company or of a direct or indirect parent of the Company (the proceeds of which have been contributed to the Company) of common stock or preferred stock (other than Redeemable Capital Stock), or options, warrants or rights with respect to such Person’s common stock or preferred stock (other than Redeemable Capital Stock), other than public offerings with respect to such Person’s common stock, preferred stock (other than Redeemable Capital Stock), or options, warrants or rights, registered on Form S-4 or S-8.

“Event of Default” has the meaning set forth under Section 6.01.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” means:

(1)            any fee-owned real property (i) that does not constitute a Material Real Property, (ii) located in a jurisdiction that imposes a mortgage recording tax or similar fee and/or (iii) located in an area determined by FEMA to have special flood hazards;

(2)            all leasehold interests in real property and in the case of any Guarantor that is an Approved Foreign Guarantor, any real property and any interest therein;

(3)            any governmental licenses or state or local franchises, charters or authorizations, to the extent a security interest in any such license, franchise, charter or authorization would be prohibited or restricted thereby (including any legally effective prohibition or restriction, but excluding any prohibition or restriction that is ineffective under the Uniform Commercial Code of any applicable jurisdiction);

(4)            any asset if, to the extent that and for so long as the grant of a Lien thereon to secure the Secured Notes Obligations is prohibited by any Requirements of Law (other than to the extent that any such prohibition would be rendered ineffective pursuant to any other applicable Requirements of Law) or would require consent or approval of any Governmental Authority but excluding any prohibition or restriction that is ineffective under the Uniform Commercial Code of any applicable jurisdiction;

(5)            margin stock and, to the extent prohibited by, or creating an enforceable right of termination in favor of any other party thereto (other than the Company or any Guarantor) under the terms of any applicable Organizational Documents, joint venture agreement or shareholders’ agreement after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code of any applicable jurisdiction, Equity Interests in any Person other than the Company and wholly-owned Subsidiaries;

(6)            the Odeon Holdco Intercompany Loan and the Odeon Share Pledge;

(7)            any intent-to-use trademark application prior to the filing of a “Statement of Use” or “Amendment to Allege Use” with respect thereto to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of any registration issuing from such intent-to-use application under applicable federal law;

(8)            any asset or any interest in an asset (including any lease, license or other agreement, any loyalty or subscription scheme agreement, any Intellectual Property, any trading receivable, and any property subject to any of the foregoing or held pursuant to a purchase money security interest or similar arrangement) to the extent permitted to be incurred under the Indenture and to the extent that a grant of a security interest therein would (x) violate or invalidate such lease, license or agreement or purchase money arrangement or create a breach, default or right of termination in favor of any other party thereto (other than the Company or any Guarantor) after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code of any applicable jurisdiction or other similar applicable law, other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code of any applicable jurisdiction or other similar applicable law notwithstanding such prohibition or (y) otherwise prevent or prohibit those assets from being subject to legal, valid, binding and enforceable security by reason of any legal requirement (including any applicable data protection law or regulation) or any arrangement with a third party that is not the Company or any of its Subsidiaries (including any contract, shareholders’ agreement, joint venture agreement, license arrangement or lease) in existence on the Issue Date (or, in the case of any asset acquired after the Issue Date, in existence at the time of acquisition thereof), including any such asset which, if charged, would give a third party the right to terminate or otherwise amend any rights, benefits and/or obligations of the Company, any Guarantor or any of their respective Subsidiaries in respect of those assets or would require the Company or the relevant Guarantor to take any action materially adverse to its interests);

(9)            Equity Interests (i) in excess of 65% of the voting Equity Interests of any first-tier CFC of the Company or any Guarantor (other than an Approved Foreign Guarantor) and (ii) in excess of 100% of the non-voting Equity Interests of any first-tier CFC of the Company or any Guarantor (in each case, other than an Approved Foreign Guarantor), it being understood that an Approved Foreign Guarantor is not a CFC;

(10)          any asset with respect to which the Company has determined in good faith that grant or perfection of a security interest in such asset would reasonably likely result in a material and adverse tax consequence to the Company or one of its Subsidiaries;

(11)          [reserved];

(12)          commercial tort claims with a value of less than $15.0 million and letter-of-credit rights with a value of less than $15.0 million (except to the extent a security interest therein can be perfected by a UCC filing);

(13)          Vehicles and other assets subject to certificates of title (except to the extent a security interest therein can be perfected by a UCC filing);

(14)          any aircraft, airframes, aircraft engines or helicopters, or any equipment or other assets constituting a part thereof (except to the extent a security interest therein can be perfected by a UCC filing);

(15)          any and all assets and personal property owned or held by any Subsidiary that is not a Guarantor;

(16)          Equity Interests of any unlimited company;

(17)          any asset, or any interest in an asset, that is subject to any legal requirement (including any applicable data protection law or regulation) or to any arrangement with a Person that is not the Company or any of its Subsidiaries (including any contract, shareholders’ agreement, joint venture agreement, licence arrangement or lease) in existence on the Issue Date (or, in the case of any asset acquired after the Issue Date, in existence at the time of its acquisition) which would prevent or prohibit that asset from being subject to legal, valid, binding and enforceable security;

(18)          any proceeds from any issuance of Indebtedness permitted to be incurred under the Indenture that are paid into an escrow account to be released upon satisfaction of certain conditions or the occurrence of certain events, including cash or Permitted Investments set aside at the time of the incurrence of such Indebtedness, to the extent such cash or Permitted Investments prefund the payment of interest or premium or discount on such Indebtedness (or any costs related to the issuance of such indebtedness) and are held in such escrow account or similar arrangement to be applied for such purpose; and

(19)          Notwithstanding the foregoing, for the purpose of any “floating charge” or other similar all-asset security (other than a Finnish floating charge), the assets described in clauses (1), (2), (12), (13) and (14) shall not constitute Excluded Assets. A Finnish floating charge will cover substantially all movable assets of any Guarantor incorporated in Finland without any exceptions being capable of being registered on the assets that are covered by the floating charges.

“Excluded Subsidiary” means any of the following: (a) any Subsidiary that is not a wholly-owned subsidiary of the Company; (b) AC JV, LLC, AMC Concessionaire Services of Florida, LLC, AMC of Maryland, LLC, AMC of Maryland II, LLC, Digital Cinema Implementation Partners, LLC, Digital Cinema Distribution Coalition, LLC, Diginext, LLC, Shawnee Theatres LLC, SV Holdco LLC, Midlands Water Association, Bookit Ltd. and Digital Cinema Media Ltd.; (c) each Immaterial Subsidiary; (d) any Subsidiary that is prohibited by (i) applicable Requirements of Law or (ii) any contractual obligation existing on the Issue Date or on the date any such Subsidiary is acquired (so long in respect of any such contractual prohibition such prohibition is not incurred in contemplation of such acquisition), in each case from guaranteeing the Secured Notes Obligations or which would require governmental (including regulatory) consent, approval, license or authorization to provide a Guarantee; (e) any direct or indirect Foreign Subsidiary (other than Approved Foreign Guarantors); (f) any direct or indirect Domestic Subsidiary of a direct or indirect Foreign Subsidiary of the Company that is a CFC; (g) any FSHCO; (h) any Subsidiary (other than any Approved Foreign Guarantor) as to which the Company has determined in good faith that provision of a guaranty of the Secured Notes Obligations would reasonably likely result in a material adverse tax consequence to the Company and its Subsidiaries (including as a result of the operation of Section 956 of the Code or any similar law or regulation in any applicable jurisdiction); (i) Odeon Finco plc, provided that on or prior to the date falling 90 days after the Issue Date, the Company or any of its Subsidiaries shall have taken any step or action to commence the liquidation, winding-up, dissolution, striking-off or other similar process in respect of Odeon Finco plc, it being agreed that the commencement of such process shall be sufficient for these purposes and that neither the completion of such process nor any particular stage thereof shall be required on or prior to the date falling 90 days after the Issue Date; and (j) any not-for-profit Subsidiaries, captive insurance companies or other special purpose subsidiaries designated by the Company from time to time.

“Fair Market Value” means with respect to any asset or group of assets on any date of determination, the value of the consideration obtainable in a sale of such asset at such date of determination assuming a sale by a willing seller to a willing purchaser dealing at arm’s length and arranged in an orderly manner over a reasonable period of time having regard to the nature and characteristics of such asset. Except as otherwise expressly set forth herein, such value shall be determined in good faith by the Company.

“FEMA” means the Federal Emergency Management Agency, a component of the U.S. Department of Homeland Security.

“Finance Lease Obligations” means an obligation that is a Finance Lease; and the amount of Indebtedness represented thereby at any time shall be the amount of the liability in respect thereof that would at that time be required to be set forth on a balance sheet in accordance with GAAP as in effect on the Issue Date.

“Finance Leases” means all leases that have been or should be, in accordance with GAAP, as in effect on the Issue Date, recorded as finance leases.

“Financial Officer” means the chief financial officer, principal accounting officer, treasurer or controller of the Company.

“First Lien Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of the Issue Date (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), among the Company, as the borrower, the lenders party thereto and Wells Fargo Bank, National Association, as the administrative agent and collateral agent.

“First Lien Credit Agreement Collateral Agent” means the collateral agent for the lenders and other secured parties under the First Lien Credit Agreement, together with its successors and permitted assigns under the First Lien Credit Agreement.

“First Lien Credit Agreement Obligations” means the “Loan Document Obligations” (solely for this purpose, as defined in the First Lien Credit Agreement).

“First Lien Leverage Ratio” means, on any date, the ratio of (a) Consolidated First Lien Debt as of such date to (b) Consolidated EBITDA for the Test Period as of such date.

“First Lien Obligations” means, collectively (1) the First Lien Credit Agreement Obligations, (2) the Secured Notes Obligations and (3) any Additional First Lien Obligations.

“Fixed Charge Coverage Ratio” means, on any date, the ratio of (a) Consolidated EBITDA for the Test Period as of such date to (b) the Fixed Charges of such Person for the applicable Test Period.

“Fixed Charges” means, with respect to any Person for any period, without duplication, the sum of:

(1)            Consolidated Interest Expense of such Person and its Subsidiaries for such period;

(2)            all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of preferred stock; and

(3)            all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Equity Interests of such Person or any of its Subsidiaries during such period.

“Foreign Guarantor” means any Guarantor which is a Foreign Subsidiary.

“Foreign Subsidiary” means any Subsidiary that is organized under the laws of a jurisdiction other than the United States of America, any State thereof or the District of Columbia.

“FSHCO” means any direct or indirect Domestic Subsidiary of the Company that has no material assets other than Equity Interests (or Equity Interests and Indebtedness) in one or more direct or indirect Foreign Subsidiaries that are CFCs.

“GAAP” means generally accepted accounting principles in the United States of America, as in effect from time to time; provided, however, that the Company may elect, as evidenced by a written notice of the Company to the Trustee to eliminate the effect of any change occurring after the Issue Date in GAAP or in the application thereof on the operation of any provision hereof, regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Notwithstanding any other provision contained herein, (a) all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under FASB Accounting Standards Codification 825-Financial Instruments, or any successor thereto (including pursuant to the FASB Accounting Standards Codification), to value any Indebtedness of the Company or any Subsidiary at “fair value,” as defined therein and (b) the amount of any Indebtedness or other balance sheet items or income statement items under GAAP with respect to Finance Lease Obligations and any other leases shall be determined in accordance with the definition of Finance Lease Obligations and otherwise in accordance with GAAP as in effect on the Issue Date.

“Government Securities” means direct obligations (or certificates representing an ownership interest in such obligations) of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Governmental Authority” means the government of the United States of America, the United Kingdom or any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including, with respect to England & Wales Companies House (including any supra-national bodies such as the European Union or the European Central Bank).

“Grantor” means the Company and each Guarantor.

“Guarantee” means, with respect to any Person, any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

(a)            to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(b)            entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means each Subsidiary of the Company that provides a Guarantee on the Issue Date and any other Subsidiary of the Company that provides a Subsidiary Guarantee in accordance with this Indenture; provided that upon the release or discharge of such Subsidiary from its Guarantee in accordance with this Indenture, such Subsidiary shall cease to be a Guarantor.

“Holder” means the Person in whose name a Note is registered on the Registrar’s books.

“Immaterial Subsidiary” means any Subsidiary that is not a Material Subsidiary.

“Immediate Family Members” means with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships) and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding trade accounts or similar obligations payable in the ordinary course of business and any earn-out obligation until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and if not paid within 60 days after being due and payable), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (f) all Guarantees by such Person of Indebtedness of others, (g) all Finance Lease Obligations of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty and (i) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances; provided that the term “Indebtedness” shall not include (i) deferred or prepaid revenue, (ii) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the seller, (iii) any obligations attributable to the exercise of appraisal rights and the settlement of any claims or actions (whether actual, contingent or potential) with respect thereto, (iv) Indebtedness of any Parent Entity appearing on the balance sheet of the Company solely by reason of push down accounting under GAAP, (v) accrued expenses and royalties, (vi) asset retirement obligations and other pension related obligations (including pensions and retiree medical care) that are not overdue by more than 60 days and (vii) any obligations under any operating leases (as determined under GAAP as in effect on the Issue Date). The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

The amount of Indebtedness of any Person for purposes of clause (e) above shall (unless such Indebtedness has been assumed by such Person) be deemed to be equal to the lesser of (A) the aggregate unpaid amount of such Indebtedness and (B) the Fair Market Value of the property encumbered thereby as determined by such Person in good faith. For all purposes hereof, the Indebtedness of the Company and its Subsidiaries shall exclude intercompany liabilities arising from their cash management, tax, and accounting operations and intercompany loans, advances or Indebtedness having a term not exceeding 364 days (inclusive of any rollover or extensions of terms) and made in the ordinary course of business.

“Instrument of Contribution” means that certain Instrument of Contribution dated as of July 22, 2024, by and between Muvico and American Multi-Cinema, Inc. (as may be amended or modified from time to time).

“Intellectual Property” has the meaning assigned to such term in the Security Agreement.

“Intellectual Property Assignment Agreement” means that certain Intellectual Property Assignment Agreement dated as of July 22, 2024, by and between American Multi-Cinema, Inc., as assignor, and Muvico, as assignee (as may be amended or modified from time to time).

“Intellectual Property License Agreement” means that certain Intercompany License Agreement dated as of July 22, 2024, by and between Muvico, as licensor, and American Multi-Cinema, Inc., as licensee (as may be amended or modified from time to time).

“Intercompany Agreements” means the Management Services Agreement, the Intellectual Property License Agreement, the Asset Transfer Agreement, the Lease Assignment Agreements, the Intellectual Property Assignment Agreement, the Instrument of Contribution, the Alcohol Management Agreements, the Owned Property Deeds and any agreement related thereto.

“Intercreditor Agreements” means (a) the AMC First Lien Intercreditor Agreement; (b) the Centertainment/Odeon First Lien Intercreditor Agreement; (c) the AMC First Lien/Second Lien Intercreditor Agreement; (d) the Centertainment First Lien/Second Lien Intercreditor Agreement; (e) the Centertainment/Odeon First Lien/Intermediate Lien Intercreditor Agreement; and (f) if applicable and upon the effectiveness thereof, any other junior lien intercreditor agreement.

“Investment” means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the purchase or other acquisition of Equity Interests or Indebtedness or other securities of another Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of Indebtedness of, or purchase or other acquisition of any other Indebtedness or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person (excluding, in the case of the Company and its Subsidiaries, (i) intercompany advances arising from their cash management, tax, and accounting operations and (ii) intercompany loans, advances, or Indebtedness having a term not exceeding 364 days (inclusive of any rollover or extensions of terms) and made in the ordinary course of business) or (c) the purchase or other acquisition (in one transaction or a series of transactions) of all or substantially all of the property and assets or business of another Person or assets constituting a business unit, line of business or division of such Person. The amount, as of any date of determination, of (i) any Investment in the form of a loan or an advance shall be the principal amount thereof outstanding on such date, minus any cash payments actually received by such investor representing interest in respect of such Investment (to the extent any such payment to be deducted does not exceed the remaining principal amount of such Investment), but without any adjustment for write-downs or write-offs (including as a result of forgiveness of any portion thereof) with respect to such loan or advance after the date thereof, (ii) any Investment in the form of a Guarantee shall be equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof, as determined in good faith by a Financial Officer, (iii) any Investment in the form of a transfer of Equity Interests or other non-cash property by the investor to the investee, including any such transfer in the form of a capital contribution, shall be the Fair Market Value of such Equity Interests or other property as of the time of the transfer, minus any payments actually received by such investor representing a return of capital of, or dividends or other distributions in respect of, such Investment (to the extent such payments do not exceed, in the aggregate, the original amount of such Investment), but without any other adjustment for increases or decreases in value of, or write-ups, write-downs or write-offs with respect to, such Investment after the date of such Investment, and (iv) any Investment (other than any Investment referred to in clause (i), (ii) or (iii) above) by the specified Person in the form of a purchase or other acquisition for value of any Equity Interests, evidences of Indebtedness or other securities of any other Person shall be the original cost of such Investment (including any Indebtedness assumed in connection therewith), plus (A) the cost of all additions thereto and minus (B) the amount of any portion of such Investment that has been repaid to the investor in cash as a repayment of principal or a return of capital, and of any cash payments actually received by such investor representing interest, dividends or other distributions in respect of such Investment (to the extent the amounts referred to in this clause (B) do not, in the aggregate, exceed the original cost of such Investment plus the costs of additions thereto), but without any other adjustment for increases or decreases in value of, or write-ups, write-downs or write-offs with respect to, such Investment after the date of such Investment. For purposes of the definition of “Permitted Investments,” if an Investment involves the acquisition of more than one Person, the amount of such Investment shall be allocated among the acquired Persons in accordance with GAAP; provided that pending the final determination of the amounts to be so allocated in accordance with GAAP, such allocation shall be as reasonably determined by a Financial Officer. If the Company or any Subsidiary sells or otherwise disposes of any Equity Interests of any Subsidiary, or any Subsidiary issues any Equity Interests, in either case, such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or other disposition equal to the Fair Market Value of the Equity Interests of and all other Investments in such Person retained.

“Issue Date” means October 5, 2026.

“Junior Financing” means any Material Indebtedness (other than any permitted intercompany Indebtedness owing to the Company or any Subsidiary) that is subordinated in right of payment to the Secured Notes Obligations, unsecured, or secured on a junior basis to the Liens securing the Secured Notes Obligations; provided, that, for the avoidance of doubt the Muvico 2L Notes shall not be Junior Financing.

“JV Preferred Equity Interests” means preferred Equity Interests (other than Disqualified Equity Interests) issued to and held by joint venture partners after the Issue Date.

“Lease Assignment Agreements” means those certain (a) Master Lease Assignment Agreement dated as of July 22, 2024, by and between American Multi-Cinema, Inc., as assignor, and Muvico, as assignee (as may be amended or modified from time to time in accordance with the provisions of this Indenture) and (b) each other Lease Assignment and Assumption Agreement dated as of July 22, 2024, by and between American Multi-Cinema, Inc., as assignor, and Muvico, as assignee (as may be amended or modified from time to time).

“Letter of Credit Facility” means the letter of credit facility pursuant to that certain Continuing Agreement for Standby Letters of Credit dated March 15, 2024 among the Company and Citibank, N.A. or any other letter of credit facility in replacement thereof or in addition thereto.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, assignment, security transfer, any extended retention of title arrangement, land charge (Grundschuld) encumbrance, charge or security interest in, on or of such asset and (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Limited Condition Transaction” means any acquisition or Investment permitted by this Indenture, in each case whose consummation is not conditioned on the availability of, or on obtaining, third party financing.

“Management Investors” means current and/or former directors, officers, partners, members and employees of any Parent Entity, the Company and/or any of their respective subsidiaries who (directly or indirectly through one or more investment vehicles) held Equity Interests in the Company on October 5, 2026.

“Management Services Agreement” means that certain Management Services Agreement, dated as of July 22, 2024, by and among Muvico, Centertainment and American Multi-Cinema, Inc. (as may be amended or modified from time to time).

“Material Adverse Effect” means any event, circumstance or condition that has had, or could reasonably be expected to have, a materially adverse effect on (a) the business or financial condition of the Company and its Subsidiaries, taken as a whole, (b) the ability of the Company and the Guarantors, taken as a whole, to perform their payment obligations under this Indenture or (c) the rights and remedies of the Holders under this Indenture, the Security Documents or the Intercreditor Agreements.

“Material Indebtedness” means any Indebtedness for borrowed money (other than the Secured Notes Obligations), Finance Lease Obligations, unreimbursed drawings under letters of credit, third party Indebtedness obligations evidenced by notes or similar instruments or obligations in respect of one or more Swap Agreements, of any one or more of the Company and its Subsidiaries in an aggregate principal amount exceeding the greater of (a) $124.0 million and (b) 20.0% of Consolidated EBITDA for the most recently ended Test Period at such time. For purposes of determining Material Indebtedness, the “principal amount” of the obligations in respect of any Swap Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Company or such Subsidiary would be required to pay if such Swap Agreement were terminated at such time.

“Material Property” means any individual asset or group of assets owned by the Company or any Guarantor that is, in the good faith determination of the Company, material, individually or in the aggregate, to the ongoing operation of the business of the Company and its Subsidiaries, taken as a whole.

“Material Real Property” means, as of any date of determination, each fee owned parcel of real property (including freehold real property located in the United Kingdom) owned by the Company or any Guarantor having a book value equal to or in excess of $15.0 million. For the purpose of determining the relevant value under the Indenture with respect to the preceding clause, such value shall be determined as of (a) the Issue Date for real property owned as of the Issue Date, (b) the date of acquisition for real property acquired after the Issue Date or (c) the date on which the entity owning such real property becomes a Guarantor after the Issue Date, in each case as reasonably determined by the Company.

“Material Subsidiary” means (a) each wholly-owned Subsidiary that, as of the last day of the fiscal quarter of the Company’s most recently ended for which financial statements are available, had revenues or total assets for such quarter in excess of 2.5% of the consolidated revenues or Consolidated Total Assets, as applicable, of the Company for such quarter or that is designated by the Company as a Material Subsidiary and (b) any group comprising wholly-owned Subsidiaries that each would not have been a Material Subsidiary under clause (a) but that, taken together, as of the last day of the fiscal quarter of the Company’s most recently ended for which financial statements are available, had revenues or total assets for such quarter in excess of 5.0% of the consolidated revenues or Consolidated Total Assets, as applicable, of the Company for such quarter.

“Maturity Date” means the date specified in the Notes as the fixed date on which the principal of the Notes is due and payable.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Mortgage” means a mortgage, deed of trust, assignment of leases and rents or other security document granting a Lien on any Mortgaged Property to secure the Secured Notes Obligations.

“Mortgaged Property” means each parcel of Material Real Property and the improvements thereon with respect to which (a) a Mortgage has been granted prior to the Issue Date and (b) a Mortgage shall be granted pursuant to the Indenture.

“Muvico” means Muvico, LLC, a Texas limited liability company.

“Muvico 2L Notes” means Muvico’s 6.00%/8.00% Cash/PIK Toggle Senior Secured Exchangeable Notes due 2030 issued pursuant to the Muvico 2L Notes Indenture in the original aggregate principal amount of $414,433,523 and any additional notes issued after July 22, 2024 pursuant to the Muvico 2L Notes Indenture which have terms (other than interest rate, issuance price, issuance date, series and title) which are the same as such initial Muvico 2L Notes.

“Muvico 2L Notes Collateral Agent” means GLAS Trust Company LLC, in its capacity as notes collateral agent under the Muvico 2L Notes Indenture, and any successors and permitted assigns in such capacity.

“Muvico 2L Notes Indenture” means the Indenture, dated as of July 22, 2024, by and among Muvico, the guarantors party thereto and GLAS Trust Company LLC, as the trustee and notes collateral agent, as amended, supplemented or otherwise modified and in effect from time to time, pursuant to which the Muvico 2L Notes were issued.

“Muvico Group” means Centertainment, AMC Theatres of UK Limited and any Subsidiary of the foregoing.

“Net Proceeds” means, with respect to any event, (a) the proceeds received in respect of such event in cash or Cash Equivalents, including (i) any cash or Cash Equivalents received in respect of any non-cash proceeds, including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment or earn-out (but excluding any interest payments), but only as and when received, (ii) in the case of a casualty, insurance proceeds that are actually received and (iii) in the case of a condemnation or similar event, condemnation awards and similar payments that are actually received, minus (b) the sum of (i) all fees and out-of-pocket expenses paid by the Company and its Subsidiaries in connection with such event (including attorney’s fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, transfer taxes, deed or mortgage recording taxes, underwriting discounts and commissions, other customary expenses and brokerage, consultant, accountant and other customary fees), (ii) in the case of an Asset Sale (including pursuant to a Sale Leaseback or Casualty Event or similar proceeding), (A) any funded escrow established pursuant to the documents evidencing any Asset Sale to secure any indemnification obligations or adjustments to the purchase price associated with any such sale or disposition; provided that the amount of any subsequent reduction of such escrow (other than in connection with a payment in respect of any such liability) shall be deemed to be Net Proceeds occurring on the date of such reduction solely to the extent that the Company and/or any Subsidiaries receives cash in an amount equal to the amount of such reduction, (B) the amount of all payments that are permitted hereunder and are made by the Company and its Subsidiaries as a result of such event to repay Indebtedness (other than the Notes) secured by such asset or otherwise subject to mandatory prepayment as a result of such event, (C) the pro rata portion of net cash proceeds thereof (calculated without regard to this clause (C)) attributable to minority interests and not available for distribution to or for the account of the Company and its Subsidiaries as a result thereof and (D) the amount of any liabilities directly associated with such asset and retained by the Company or its Subsidiaries and (iii) the amount of all taxes paid (or reasonably estimated to be payable, including any withholding taxes estimated to be payable in connection with the repatriation of such Net Proceeds), and the amount of any reserves established by the Company and its Subsidiaries to fund contingent liabilities reasonably estimated to be payable, that are associated with such event, provided that any reduction at any time in the amount of any such reserves (other than as a result of payments made in respect thereof) shall be deemed to constitute the receipt by the Company at such time of Net Proceeds in the amount of such reduction.

“New 1L Term Loan Facility” means that certain term loan facility consisting of $850.0 million aggregate principal amount of new first lien term loans issued pursuant to the First Lien Credit Agreement.

“New 2L Term Loan Facility” means that certain term loan facility consisting of $1,120.0 million aggregate principal amount of new second lien term loans issued pursuant to the Second Lien Credit Agreement.

“New Project” means (a) each facility, theatre or other project which is either a new facility, a new theatre or an expansion, renovation, relocation, remodeling or other improvement or modernization of an existing theatre or facility owned by the Company or its Subsidiaries which in fact commences operations and (b) each creation (in one or a series of related transactions) of a business unit to the extent such business unit commences operations or each expansion (in one or a series of related transactions) of business into a new market.

“New Term Loan Facilities” means, together, the New 1L Term Loan Facility and the New 2L Term Loan Facility.

“Notes Collateral Agent” means GLAS Trust Company LLC, as collateral agent for the holders of the Notes and the Trustee under the Security Documents and any successor pursuant to the provisions of the Indenture and the Security Documents.

“Notes Secured Parties” means the Trustee (in any capacity hereunder), the Notes Collateral Agent and the Holders.

“Obligations” means any principal, interest (including any interest, fees, or expenses accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest, fees, or expenses is an allowed claim under applicable state, federal or foreign law), premium, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, premium, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any indebtedness; provided, that any of the foregoing (other than principal and interest) shall no longer constitute “Obligations” after payment in full of such principal and interest.

“Odeon” means AMC UK Holding Limited.

“Odeon Group” means AMC UK Holding Limited and its Subsidiaries.

“Odeon Holdco” means AMC EMEA Holdings, LLC, a Delaware limited liability company.

“Odeon Holdco Intercompany Loan” means the $200,000,000 promissory note issued by Odeon Holdco to Muvico, dated as of July 22, 2024, secured by a pledge of 100% of the Equity Interests of Odeon owned by Odeon Holdco from time to time (the “Odeon Share Pledge”).

“Odeon Share Pledge” has the meaning assigned to such term in the definition of the term “Odeon Holdco Intercompany Loan.”

“Officer” means the chief executive officer, chief marketing officer, chief financial officer, president, vice president, treasurer or assistant treasurer, secretary or assistant secretary, or other similar officer, manager or a director of the Company or any Guarantor, as applicable, and with respect to certain limited liability companies or partnerships that do not have officers, any manager, sole member, managing member or general partner thereof.

“Officer’s Certificate” means a certificate signed by an Officer.

“Opinion of Counsel” means a written opinion acceptable to the Trustee from legal counsel licensed in any State of the United States of America and applying the laws of such State that is governing law of the relevant indenture and notes. The counsel may be counsel to the Company or a Guarantor.

“Organizational Documents” means (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity; and (d) with respect to any corporation that is a Subsidiary incorporated or established under the laws of England and Wales, its certificate of incorporation, articles of association and memorandum of association (if applicable).

“Owned Property Deeds” has the meaning ascribed to such term in the Asset Transfer Agreement.

“Parallel Debt” means any “parallel debt” or similar provisions applicable to the Secured Notes Obligations under any Intercreditor Agreement or any other Security Document.

“Parent Entity” means any Person that is a direct or indirect parent of the Company.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Company or a Subsidiary and another Person.

“Permitted Encumbrances” means:

(a)            Liens for taxes, assessments or other governmental charges that are not overdue for a period of more than 60 days or that are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(b)            Liens imposed by law, such as carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, landlords’ or construction contractors’ Liens and other similar Liens arising in the ordinary course of business that secure amounts not overdue for a period of more than 60 days or, if more than 60 days overdue, are unfiled and no other action has been taken to enforce such Liens or that are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP, in each case so long as such Liens do not individually or in the aggregate have a Material Adverse Effect;

(c)            Liens incurred or deposits made in the ordinary course of business (i) in connection with workers’ compensation, unemployment insurance and other social security legislation and (ii) securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees or similar instruments for the benefit of) insurance carriers providing property, casualty or liability insurance to the Company or any Subsidiary or otherwise supporting the payment of items set forth in the foregoing clause (i);

(d)            Liens incurred or deposits made to secure the performance of bids, trade contracts, governmental contracts and leases, statutory obligations, surety, stay, customs and appeal bonds, performance bonds, bankers acceptance facilities and other obligations of a like nature (including those to secure health, safety and environmental obligations) and obligations in respect of letters of credit, bank guarantees or similar instruments that have been posted to support the same, incurred in the ordinary course of business and consistent with past practices;

(e)            easements, encumbrances, rights-of-way, reservations, restrictions, restrictive covenants, servitudes, sewers, electric lines, drains, telegraph and telephone and cable television lines, gas and oil pipelines and other similar purposes building codes, encroachments, protrusions, zoning restrictions, and other similar encumbrances and minor title defects or other irregularities in title and survey exceptions affecting real property that, in the aggregate, do not in any case materially interfere with the ordinary conduct of the business of the Company and its Subsidiaries, taken as a whole;

(f)             Liens securing, or otherwise arising from, judgments not constituting an Event of Default under Section 6.01(g);

(g)            Liens on goods the purchase price of which is financed by a documentary letter of credit issued for the account of the Company or any of its Subsidiaries or Liens on bills of lading, drafts or other documents of title arising by operation of law or pursuant to the standard terms of agreements relating to letters of credit, bank guarantees and other similar instruments, provided that such Lien secures only the obligations of the Company or such subsidiaries in respect of such letter of credit to the extent such obligations are permitted by Section 4.05;

(h)            rights of set-off, banker’s lien, netting agreements and other Liens arising by operation of law or by of the terms of documents of banks or other financial institutions (including general terms and conditions of banks and savings banks in Germany (Allgemeine Geschäftsbedingungen der Banken und Sparkassen)) in relation to the maintenance of administration of deposit accounts, securities accounts, cash management arrangements or in connection with the issuance of letters of credit, bank guarantees or other similar instruments (including Liens in favor of banking or other financial institutions arising as a matter of law or under general terms and conditions encumbering deposits or other funds maintained with a financial institution (including the right of set off) and which are within the general parameters customary in the banking industry);

(i)             Liens arising from precautionary Uniform Commercial Code financing statements or any similar filings made in respect of operating leases entered into by the Company or any of its Subsidiaries;

(j)             Liens required to be granted under mandatory law in favor of creditors as a consequence of a merger or a conversion permitted under this Indenture due to sections 22, 204 of the German Transformation Act (UmwG) or of a termination of a domination and/or profit and loss transfer agreement (Beherrschungs- und/oder Gewinnabführungsvertrag) pursuant to section 303 of the German Stock Corporation Act (Aktiengesetz); and

(k)            Liens given in order to comply with the requirements of section 8a of the German Act on Partial Retirement (Altersteilzeitgesetz) or of section 7e of the German Social Security Code Part IV (Sozialgesetzbuch IV) or pursuant to section 4 of the German Act for the Improvement of Occupational Pension Schemes (Gesetz zur Verbesserung der betrieblichen Altersversorgung).

“Permitted Holder” means (i) the Company and any of its Subsidiaries, (ii) the Management Investors and their Permitted Transferees, and (iii) any “group” as such term is used in Section 13(d) and 14(d) of the Exchange Act or any successor provision of which any of the foregoing are members and any member of such group; provided that, in the case of such group and any member of such group and without giving effect to the existence of such group or any other group, no Person or other group (other than the Permitted Holders specified in clauses (i) and (ii) of this definition) owns, directly or indirectly, more than 50% of the total voting power of the Voting Stock of the Company.

“Permitted Investments” means the following:

(a)            Investments that were Cash Equivalents at the time made;

(b)            loans or advances to officers, directors and employees of the Company and its Subsidiaries (i) for reasonable and customary business-related travel, entertainment, relocation and analogous ordinary business purposes, (ii) in connection with such Person’s purchase of Equity Interests in the Company (or any direct or indirect parent thereof) (provided that the amount of such loans and advances made in cash to such Person shall be contributed to the Company in cash as common equity or Qualified Equity Interests) and (iii) for purposes not described in the foregoing clauses (i) and (ii); provided that Investments made pursuant to clauses (i), (ii) and (iii) hereof are made in the ordinary course of business and consistent with past practices; provided further that at the time of incurrence thereof and after giving Pro Forma Effect thereto, the aggregate principal amount outstanding at any time in reliance on clauses (i), (ii) and (iii) hereof shall not exceed $1.0 million in the aggregate;

(c)            Investments (i) by the Company or any Subsidiary in the Company or any Guarantor (including as a result of a Delaware LLC Division), (ii) by any Subsidiary that is not the Company or a Guarantor in any other Subsidiary that is also not a Guarantor, (iii) by the Company or any Subsidiary (including as a result of a Delaware LLC Division) (A) in any Subsidiary; provided that the aggregate amount of such Investments made by the Company or any Guarantor after the Issue Date in Subsidiaries that are not the Company or a Guarantor in reliance on this clause (c)(iii)(A) (other than any Investment made in a Subsidiary to fund an acquisition not prohibited by this Indenture) shall not exceed the greater of (x) $62.0 million and (y) 10.0% of Consolidated EBITDA for the most recently ended Test Period after giving Pro Forma Effect to the making of such Investment, (B) in any Subsidiary that is not the Company or a Guarantor, constituting an exchange of Equity Interests of such Subsidiary for Indebtedness of such Subsidiary or (C) constituting Guarantees of Indebtedness or other monetary obligations of Subsidiaries that are not the Company or a Guarantor (provided that any actual payment by the Company or a Guarantor on account of such Guarantee would constitute an Investment in such Subsidiary that is not the Company or a Guarantor at the time such payment is made), (iv) by the Company or any Subsidiary in Subsidiaries that are not the Company or Guarantors so long as such Investment is part of a series of substantially simultaneous Investments that result in the proceeds of the initial Investment being invested in the Company or one or more Guarantors, (v) by any Subsidiary in any Subsidiary that is not a Guarantor, consisting of the contribution of Equity Interests of any other Subsidiary that is not a Guarantor so long as the Equity Interests (or, as applicable, at least 65% of the voting Equity Interests and 100% of the non-voting Equity Interest) of the transferee Subsidiary is pledged to secure the Secured Notes Obligations, and (vi) by the Company or any Subsidiary (including as a result of a Delaware LLC Division) in the Odeon Group; provided that all such Investments made pursuant to this clause (vi) are made (x) solely to fund the business operations of the Odeon Group, (y) in the ordinary course of business and consistent with past practice, and (z) not for the purposes of materially reducing the value of the Collateral or disadvantaging the Holders in respect of their rights as creditors relative to other creditors;

(d)            Investments consisting of prepayments to suppliers in the ordinary course of business;

(e)            Investments consisting of extensions of trade credit in the ordinary course of business;

(f)             Investments (i) existing or contemplated on the Issue Date and any modification, replacement, renewal, reinvestment or extension thereof and (ii) Investments existing on the date hereof by the Company or any Subsidiary in the Company or any Subsidiary and any modification, renewal or extension thereof; provided that the amount of the original Investment is not increased except by the terms of such Investment as otherwise permitted under this Indenture;

(g)            Investments in Swap Agreements permitted under Section 4.05;

(h)            promissory notes and other non-cash consideration received in connection with Asset Sales permitted under Section 4.16 or any other disposition not constituting an Asset Sale;

(i)             Investments in a Person if as a result of such Investment, (a) such Person becomes a Subsidiary or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated, or amalgamated with or into, or transfers or conveys substantially all of its assets (or all or substantially all the assets constituting a business unit, division, product line or line of business) to, or is liquidated into, the Company or a Subsidiary, and, in each case, any Investment held by such Person; provided that (A) so long as immediately after giving effect to any such Investment no Event of Default described under 6.01(a), (b), (e) or (f) has occurred and is continuing, (B) all assets acquired in reliance upon this clause (i) shall become Collateral securing the Secured Notes Obligations and all Persons acquired in reliance on this clause (i) shall become Guarantors, in each case subject to Agreed Security Principles, and (C) the Person or assets acquired shall be engaged in, or used or useful in, a Similar Business; provided further that on a Pro Forma Basis after giving effect to such transaction, the First Lien Leverage Ratio is equal to or less than the greater of (I) 3.50 to 1.00 and (II) the First Lien Leverage Ratio immediately prior to giving effect to such transaction;

(j)             [reserved];

(k)            Investments in the ordinary course of business consisting of endorsements for collection or deposit and customary trade arrangements with customers consistent with past practices;

(l)             Investments (including debt obligations and Equity Interests) received in connection with the bankruptcy or reorganization of suppliers and customers, from financially troubled account debtors or in settlement of delinquent obligations of, or other disputes with, customers and suppliers or upon the foreclosure with respect to any secured Investment or other transfer of title with respect to any secured Investment;

(m)            loans and advances to a Parent Entity (or any direct or indirect parent thereof) in lieu of, and not in excess of the amount of (after giving effect to any other loans, advances or Restricted Payments in respect thereof), Restricted Payments to the extent permitted to be made to a Parent Entity (or such parent) in accordance with Section 4.06;

(n)            other Investments and other acquisitions; so long as at the time any such Investment or other acquisition is made, the aggregate outstanding amount of all Investments made in reliance on this clause (n) together with the aggregate amount of all consideration paid in connection with all other acquisitions made in reliance on this clause (n) after the Issue Date (including the aggregate principal amount of all Indebtedness assumed in connection with any such other acquisition), shall not exceed the greater of $93.0 million and 15.0% of Consolidated EBITDA for the most recently ended Test Period after giving Pro Forma Effect to the making of such Investment or other acquisition, provided that so long as immediately after giving effect to any such Investment no Event of Default under Section 6.01(a), (b), (e) or (f) has occurred and is continuing;

(o)            [reserved];

(p)            advances of payroll payments to employees in the ordinary course of business;

(q)            Investments and other acquisitions to the extent that payment for such Investments is made with Equity Interests of the Company; provided that (i) such amounts used pursuant to this clause (q) shall not be applied to increase any other basket hereunder, (ii) any amounts used for such an Investment or other acquisition that are not Equity Interests of the Company shall otherwise be permitted hereunder, (iii) such Equity Interests shall not be Disqualified Equity Interests, and (iv) such Investment will not result in a Change of Control;

(r)             Investments of a Subsidiary acquired after the Issue Date or of a Person merged or consolidated with any Subsidiary in accordance with the provisions of this Indenture to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(s)            non-cash Investments in connection with tax planning and reorganization activities; provided that after giving effect to any such activities, the security interests of the Holders in the Collateral, taken as a whole, would not be materially impaired;

(t)             Investments consisting of Liens, Indebtedness, consolidation, dispositions and Restricted Payments permitted (other than by reference to this clause (t)) under Sections 4.05, 4.06, 4.07, 4.09 and 5.01, respectively, in each case, other than by reference to this clause (t);

(u)            [reserved];

(v)            contributions to a “rabbi” trust for the benefit of employees, directors, consultants, independent contractors or other service providers or other grantor trust subject to claims of creditors in the case of a bankruptcy of the Company;

(w)           to the extent that they constitute Investments, purchases and acquisitions of inventory, supplies, materials or equipment or purchases, acquisitions, licenses or leases of other assets, Intellectual Property, or other rights, in each case in the ordinary course of business;

(x)            [reserved];

(y)           [reserved];

(z)            [reserved];

(aa)         [reserved];

(bb)         Investments consisting of advances or extensions of credit on terms customary in the industry in the form of accounts or other receivables incurred or pre-paid film rentals, and loans and advances made in settlement of such accounts receivable; and

(cc)          Investments consisting of refundable construction advances made with respect to the construction of motion picture exhibition theatres in the ordinary course of business.

For purposes of determining compliance with this definition, in the event that a proposed Investment (or portion thereof) meets the criteria of clauses (a) through (cc) above (or any sub-clause therein), the Company will be entitled to classify or later reclassify (based on circumstances existing on the date of such reclassification) such Investment (or portion thereof) between such clauses (a) through (cc) (or any sub-clause therein), in a manner that otherwise complies with this definition.

“Permitted Liens” means:

(i)             (a) Liens securing Indebtedness incurred under Credit Facilities, including any letter of credit facility relating thereto and any revolving facility, that was, at the time such Indebtedness is deemed to be incurred, permitted or deemed to be permitted to be incurred pursuant to Section 4.05(b)(i) and (b) Liens securing the Notes issued on the Issue Date;

(ii)            Permitted Encumbrances;

(iii)            Liens existing on the Issue Date (excluding Liens securing Indebtedness pursuant to the Credit Facilities and the Notes issued on the Issue Date covered in clause (i) above) and any modifications, replacements, substitutions, renewals or extensions thereof; provided that (A) such modified, replacement, substitution, renewal or extension Lien does not extend to any additional property other than (i) after-acquired property that is affixed or incorporated into the property covered by such Lien and (ii) proceeds and products thereof, and (B) the obligations secured or benefited by such modified, replacement, substitution, renewal or extension Lien are permitted by Section 4.05;

(iv)          Liens securing Indebtedness permitted under Section 4.05(b)(vi) or Section 4.05(b)(xxviii); provided that (A) such Liens attach concurrently with or within 270 days after the acquisition, repair, replacement, construction or improvement (as applicable) of the property subject to such Liens, (B) such Liens do not at any time encumber any property other than the property financed by such Indebtedness, except for accessions to such property and the proceeds and the products thereof, and any lease of such property (including accessions thereto) and the proceeds and products thereof and (C) with respect to Finance Lease Obligations, such Liens do not at any time extend to or cover any assets (except for accessions to or proceeds of such assets) other than the assets subject to such Finance Lease Obligations; provided, further, that individual financings of equipment provided by one lender may be cross collateralized to other financings of equipment provided by such lender;

(v)            leases, licenses, subleases or sublicenses granted to others that do not (A) interfere in any material respect with the business of the Company and its Subsidiaries, taken as a whole or (B) secure any Indebtedness;

(vi)          Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(vii)         Liens (A) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection and (B) in favor of a banking institution arising as a matter of law or under customary general terms and conditions of banks (including the general terms and conditions of banks and savings banks in Germany (Allgemeine Geschäftsbedingungen der Banken und Sparkassen)) encumbering deposits (including the right of setoff) and that are within the general parameters customary in the banking industry;

(viii)        Liens (A) on cash advances or escrow deposits in favor of the seller of any property to be acquired in a Permitted Investment to be applied against the purchase price for such Investment or otherwise in connection with any escrow arrangements with respect to any such Investment or any disposition permitted under this Indenture (including any letter of intent or purchase agreement with respect to such Investment or disposition), (B) consisting of an agreement to dispose of any property in a disposition permitted under this Indenture, in each case, solely to the extent such Investment or disposition, as the case may be, would have been permitted on the date of the creation of such Lien or (C) with respect to escrow deposits consisting of the proceeds of Indebtedness (and related interest and fee amounts) otherwise permitted pursuant to Section 4.05 in connection with customary redemption terms relating to escrow arrangements, and contingent on the consummation of any Investment, disposition or Restricted Payment permitted under this Indenture;

(ix)           Liens on property of any Subsidiary that is not the Company or a Guarantor, which Liens secure Indebtedness of such Subsidiary or another Subsidiary that is not the Company or a Guarantor, in each case permitted under Section 4.05;

(x)            Liens granted by a Subsidiary that is not a Guarantor in favor of the Company or any Guarantor, Liens granted by a Subsidiary that is not a Guarantor in favor of a Subsidiary that is not a Guarantor and Liens granted by the Company or any Guarantor in favor of the Company or any other Guarantor;

(xi)           Liens existing on property at the time of its acquisition or existing on the property of any Person at the time such Person becomes a Subsidiary, in each case after the date hereof; provided that (A) such Lien was not created in contemplation of such acquisition or such Person becoming a Subsidiary, (B) such Lien does not extend to or cover any other assets or property (other than, with respect to such Person, any replacements of such property or assets and additions and accessions, proceeds and products thereto, after-acquired property subject to a Lien securing Indebtedness and other obligations incurred prior to such time and which Indebtedness and other obligations are permitted hereunder that require or include, pursuant to their terms at such time, a pledge of after-acquired property of such Person, and the proceeds and the products thereof and customary security deposits in respect thereof and in the case of multiple financings of equipment provided by any lender, other equipment financed by such lender, it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition), and (C) the Indebtedness secured thereby is permitted under Section 4.05(b)(vi) or Section 4.05(b)(viii);

(xii)          any interest or title of a lessor under leases (other than leases constituting Finance Lease Obligations) entered into by the Company or any of the Subsidiaries and rights of landlords thereunder (including any landlord’s pledge (Vermieterpfandrecht));

(xiii)         Liens arising out of conditional sale, title retention (including extended retention of title (verlängerter Eigentumsvorbehalt)), consignment or similar arrangements for sale or purchase of goods by the Company or any of the Subsidiaries in the ordinary course of business;

(xiv)         Liens deemed to exist in connection with Investments in repurchase agreements permitted under clause (e) of the definition of “Cash Equivalents”;

(xv)          Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(xvi)         Liens that are contractual rights of setoff (A) relating to the establishment of depository relations with banks not given in connection with the incurrence of Indebtedness, (B) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Subsidiaries or (C) relating to purchase orders and other agreements entered into with customers of the Company or any Subsidiary in the ordinary course of business;

(xvii)        ground leases in respect of real property on which facilities owned or leased by the Company or any of the Subsidiaries are located;

(xviii)       Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(xix)         Liens on the Collateral securing Indebtedness permitted pursuant to Section 4.05(b)(xxix); provided that such Liens have a junior priority relative to the Liens on the Collateral securing the Secured Notes Obligations and the applicable holders of such Indebtedness (or a representative thereof on behalf of such holders) shall have entered into the relevant Intercreditor Agreement(s) and any additional intercreditor agreement required to reflect that such Indebtedness has Liens junior in priority relative to the Liens on the Collateral securing the Secured Notes Obligations;

(xx)          other Liens; provided that (A) such Liens (other than Liens securing Finance Lease Obligations) shall rank junior to the Liens securing the Secured Notes Obligations and the holders of such Indebtedness secured by such Liens (or a representative thereof on behalf of such holders) shall have entered into the relevant Intercreditor Agreement(s), and (B) at the time of incurrence of the obligations secured thereby (after giving Pro Forma Effect to any such obligations) the aggregate outstanding face amount of such obligations secured by Liens existing in reliance on this clause (xx) shall not exceed the greater of $62.0 million and 10.0% of Consolidated EBITDA for the Test Period then last ended;

(xxi)         Liens on cash and Cash Equivalents used to satisfy or discharge Indebtedness; provided such satisfaction or discharge is permitted hereunder (including Liens on any amounts held by a trustee under any indenture or other debt agreement issued in escrow pursuant to customary escrow arrangements pending the release thereof, or under any indenture or other debt agreement pursuant to customary discharge, redemption or defeasance provisions);

(xxii)        Liens on the Collateral securing Indebtedness permitted to be incurred pursuant to Section 4.05(b)(ix);

(xxiii)       (A) receipt of progress payments and advances from customers in the ordinary course of business to the extent the same creates a Lien on the related inventory and proceeds thereof and (B) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods in the ordinary course of business;

(xxiv)       Liens on cash or Cash Equivalents securing Swap Agreements in the ordinary course of business and consistent with past practices in accordance with applicable Requirements of Law; provided that any cash collateral provided pursuant to this clause (xxiv) shall not exceed $10.0 million;

(xxv)        Liens on equipment of the Company or any Subsidiary granted in the ordinary course of business to the Company’s or such Subsidiary’s client at which such equipment is located;

(xxvi)       security given to a public utility or any municipality or governmental authority when required by such utility or authority in connection with the operations of such Person in the ordinary course of business;

(xxvii)      [reserved];

(xxviii)     [reserved];

(xxix)        [reserved];

(xxx)         Liens securing the Muvico 2L Notes; provided that such Liens on any assets of members of the Muvico Group shall be subordinated to the Liens securing the Secured Notes Obligations pursuant to the applicable Intercreditor Agreement;

(xxxi)        Liens on the Collateral securing Indebtedness permitted to be incurred pursuant to clause (xxxi) of Section 4.05(b);

(xxxii)      (A) Liens on Equity Interests in joint ventures; provided that any such Lien is in favor of a creditor of such joint venture and such creditor is not an Affiliate of any partner to such joint venture and (B) purchase options, call, and similar rights of, and restrictions for the benefit of, a third party with respect to Equity Interests held by the Company or any Subsidiary in joint ventures;

(xxxiii)      with respect to any Mortgaged Property, the matters listed as exceptions to title on Schedule B of the title policy covering such Mortgaged Property and the matters disclosed in any survey delivered to the Notes Collateral Agent with respect to such Mortgaged Property; and

(xxxiv)     Liens securing Permitted Refinancing of Indebtedness permitted pursuant to Section 4.05(b)(xxii) (solely with respect to the Permitted Refinancing of (A) Indebtedness permitted pursuant to clauses (i)(z), (ii), (iii), (vi), (viii), (ix), (xv), (xxi), (xxii), (xxiv), (xxix) and (xxxi) of Section 4.05(b) or (B) Indebtedness that is secured based on clause (xx) above (without duplication of any amount outstanding thereunder)); provided that (i) no such Lien extends to any property or asset of the Company or any Subsidiary that did not secure the Indebtedness being refinanced other than (A) after-acquired property that is affixed to or incorporated into the property covered by such Lien and, (B) in the case of any property or assets financed by Indebtedness or subject to a Lien securing Indebtedness, in each case, permitted by Section 4.05 the terms of which Indebtedness require or include a pledge of after-acquired property to secure such Indebtedness and related obligations, any such after-acquired property and (C) the proceeds and products thereof, accessions thereto and improvements thereon and (ii) if such Liens are consensual Liens that are secured by the Collateral, then the holders of such Indebtedness or their authorized representative shall enter into or become party to any applicable Intercreditor Agreement and any additional intercreditor agreement required in respect of Liens junior to the Secured Notes Obligations or any other Consolidated First Lien Debt but senior, equal or junior to any Indebtedness permitted to be secured by Liens junior to the Secured Notes Obligations, as applicable.

Notwithstanding anything to the contrary in the Indenture, (x) if the Company or any Guarantor shall create, incur, assume, or permit to exist any Lien on any of its fee owned real property to secure any Indebtedness of the Company or any Subsidiary then the Company or the Guarantor, as applicable, shall concurrently therewith grant to the Holders, equally and ratably with (or prior to) such other Indebtedness, a Lien on the same property and (y) if any Foreign Subsidiaries of the Company (other than a Guarantor) shall create, incur, assume, or permit to exist any Lien on its property or revenue to secure any Indebtedness of the Company or any such Subsidiary (other than ordinary course Liens, including in connection with customary local working capital facilities, capital leases or government regulations as otherwise permitted hereunder), the Company shall concurrently therewith grant to the Notes Secured Parties, equally and ratably with (or prior to) such other Indebtedness, a Lien on the same property or revenue securing such other Indebtedness.

“Permitted Transactions” means, collectively, (a) the incurrence of the New 1L Term Loan Facility on the Issue Date and the consummation of the other transactions contemplated by the First Lien Credit Agreement, (b) the incurrence of the New 2L Term Loan Facility on the Issue Date and the consummation of the other transactions contemplated by the Second Lien Credit Agreement, (c) the repayment in full of the term loans under that certain credit agreement by and among the Company, as borrower, Muvico, as borrower, and Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent, dated July 22, 2024 (as amended from time to time, including pursuant to that certain first amendment dated July 24, 2025 and that certain second amendment dated April 17, 2026), (d) the repayment in full of the term loans under that certain credit agreement by and among Odeon Finco plc, as borrower, Odeon Cinemas Group Limited, as the company, the lenders party thereto and U.S. Bank Trust Company, National Association, as administrative agent and security agent, dated April 17, 2026, (e) the redemption in full of Muvico’s Senior Secured Notes due 2029, (f) the offer to purchase for cash and/or redemption in full of the Company’s 7.500% Senior Secured Notes due 2029, and (g) the transactions contemplated by the Indenture.

“Permitted Transferees” means, with respect to any Person that is a natural person (and any Permitted Transferee of such Person), (a) such Person’s Immediate Family Members, including his or her spouse, ex-spouse, children, step-children and their respective lineal descendants and (b) without duplication with any of the foregoing, such Person’s heirs, legatees, executors and/or administrators upon the death of such Person and any other Person who was an Affiliate of such Person upon the death of such Person and who, upon such death, directly or indirectly owned Equity Interests in the Company.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, limited partnership, Governmental Authority or other entity.

“Pro Forma Adjustment” means, for any Test Period, any adjustments to Consolidated EBITDA made in accordance with clauses (b) and (c) of the definition of that term.

“Pro Forma Basis,” “Pro Forma Compliance” and “Pro Forma Effect” means, with respect to compliance with any test, financial ratio or covenant hereunder required by the terms of this Indenture to be made on a Pro Forma Basis, that (a) to the extent applicable, the Pro Forma Adjustment shall have been made and (b) all Specified Transactions and the following transactions in connection therewith that have been made during the applicable period of measurement or subsequent to such period and prior to or simultaneously with the event for which the calculation is made shall be deemed to have occurred as of the first day of the applicable period of measurement in such test, financial ratio or covenant: (i) income statement items (whether positive or negative) attributable to the property or Person subject to such Specified Transaction, (A) in the case of a disposition of all or substantially all Equity Interests in any subsidiary of the Company or any division, product line, or facility used for operations of the Company or any of the Subsidiaries, shall be excluded, and (B) in the case of an acquisition or Investment described in the definition of “Specified Transaction” or any New Project shall be included, (ii) any retirement of Indebtedness, and (iii) any Indebtedness incurred or assumed by the Company or any of the Subsidiaries in connection therewith (but without giving effect to any simultaneous incurrence of any Indebtedness pursuant to any fixed dollar basket or Consolidated EBITDA grower basket) and if such Indebtedness has a floating or formula rate, shall have an implied rate of interest for the applicable period for purposes of this definition determined by utilizing the rate that is or would be in effect with respect to such Indebtedness as at the relevant date of determination.

“Pro Forma Disposal Adjustment” means, for any Test Period that includes all or a portion of a fiscal quarter included in any eight full consecutive quarter period immediately following the disposal of any Sold Entity or Business, the pro forma increase or decrease in Consolidated EBITDA projected by the Company in good faith as a result of contractual arrangements between the Company or any Subsidiary entered into with such Sold Entity or Business at the time of its disposal or within such eight quarter period and which represent an increase or decrease in Consolidated EBITDA which is incremental to the Disposed EBITDA of such Sold Entity or Business for the most recent Test Period prior to its disposal.

“Pro Forma Entity” means any Acquired Entity or Business.

“Qualified Equity Interests” means Equity Interests in the Company or any parent of the Company other than Disqualified Equity Interests.

“Quotation Agent” means the Reference Treasury Dealer selected by the Company.

“Redeemable Capital Stock” means any Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be required to be redeemed prior to the Maturity Date or is mandatorily redeemable at the option of the holder thereof at any time prior to such Maturity Date (except for any such Capital Stock that would be required to be redeemed or is redeemable at the option of the holder if the issuer thereof may redeem such Capital Stock for consideration consisting solely of Capital Stock that is not Redeemable Capital Stock), or is convertible into or exchangeable for debt securities at any time prior to such Maturity Date at the option of the holder thereof.

“Reference Treasury Dealer” means any three nationally recognized investment banking firms selected by the Company that are primary dealers of Government Securities.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue with respect to the Notes, expressed in each case as a percentage of its principal amount, quoted in writing to the Company by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding the redemption date.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business (which may consist of securities of a Person, including the Equity Interests of any Subsidiary).

“Requirements of Law” means, with respect to any Person, any statutes, laws, treaties, rules, regulations, official administrative pronouncements, orders, decrees, writs, injunctions or determinations of any arbitrator or court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Retained Declined Proceeds” means the Net Proceeds in respect of any Asset Sale not required to be applied to make a prepayment or to be reinvested under Section 4.16.

“S&P” means S&P Global Ratings, a division of S&P Global Inc. or any successor to the rating agency business thereof.

“Sale Leaseback” means any transaction or series of related transactions pursuant to which the Company or any Subsidiary (a) sells, transfers, licenses or otherwise disposes of any property, real or personal or any lease, rental or similar arrangement, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed of.

“SEC” means the United States Securities and Exchange Commission.

“Second Lien Credit Agreement” means that certain Credit Agreement, dated as of the Issue Date (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), among the Company, as the borrower, the lenders party thereto and U.S. Bank Trust Company, National Association, as the administrative agent and collateral agent.

“Second Lien Credit Agreement Collateral Agent” means the collateral agent for the lenders and other secured parties under the Second Lien Credit Agreement, together with its successors and permitted assigns under the Second Lien Credit Agreement.

“Second Lien Credit Agreement Obligations” means the “Loan Document Obligations” (solely for this purpose, as defined in the Second Lien Credit Agreement).

“Section 956 Limitations” means any exclusion or limitation on an entity being jointly liable, providing guarantees, pledging its assets, engaging in any repayment or repatriation transaction or on the pledge of equity interests issued by such entity (e.g., any 65% limitation), in each case, as a result of such entity being a non-U.S. entity, CFC or FSHCO (or, in each case, a Subsidiary thereof) or any adverse tax, cost, or burden resulting under Section 956 of the Code or similar law or regulation in any applicable jurisdiction.

“Secured Leverage Ratio” means, on any date, the ratio of (a) Consolidated Secured Debt as of such date to (b) Consolidated EBITDA for the Test Period as of such date.

“Secured Notes Obligations” means Obligations in respect of the Notes, this Indenture, the Subsidiary Guarantees and the Security Documents relating to the Notes.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Agreement” means that certain Security Agreement, dated as of the Issue Date, among the Company, the Guarantors and the Notes Collateral Agent.

“Security Documents” means, collectively, the Security Agreement, the Intercreditor Agreements, other security agreements relating to the Collateral, the Mortgages and instruments filed and recorded in appropriate jurisdictions to preserve and protect the Liens on the Collateral (including, without limitation, financing statements under the Uniform Commercial Code of the relevant states) applicable to the Collateral, each for the benefit of the Notes Collateral Agent, as amended, amended and restated, modified, renewed, replaced or otherwise modified from time to time.

“Senior Credit Facilities” means the term loan facilities and any revolving credit facility under the First Lien Credit Agreement, including the New 1L Term Loan Facility, and any related notes, collateral documents, letters of credit, guarantees and other documents, and any appendices, exhibits or schedules to any of the foregoing, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings, replacements, exchanges or refinancings thereof, in whole or in part, and any financing arrangements that amend, supplement, modify, extend, renew, restate, refund, replace, exchange or refinance any part thereof, including, without limitation, any such amended, supplemented, modified, extended, renewed, restated, refunding, replacement, exchanged or refinancing financing arrangement that increases the amount permitted to be borrowed or issued thereunder or alters the maturity thereof or adds Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, trustee, lender or group of lenders, investors, holders or otherwise.

“Senior Indebtedness” means:

(1)            all Indebtedness of the Company or any Guarantor outstanding under the Senior Credit Facilities and the Notes (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Company or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Company or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2)            (a) all Swap Obligations (and all guarantees thereof) and (b) Cash Management Obligations (and guarantees thereof); provided that such Swap Obligations and Cash Management Obligations, as the case may be, are permitted to be incurred under the terms of this Indenture;

(3)            any other Indebtedness of the Company or any Guarantor permitted to be incurred under the terms of this Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Notes; and

(4)            all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3); provided, however, that Senior Indebtedness shall not include:

(a)            any obligation of such Person to the Company or any of its Subsidiaries;

(b)            any liability for federal, state, local or other taxes owed or owing by such Person;

(c)            any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d)            any Indebtedness or other Obligation of such Person which is subordinate or junior in right of payment to any other Indebtedness or other Obligation of such Person; or

(e)            that portion of any Indebtedness which at the time of incurrence is incurred in violation of this Indenture.

“Significant Subsidiary” means any Subsidiary that, or any group of Subsidiaries that, taken together, as of the last day of the fiscal quarter of the Company’s most recently ended for which financial statements are available, had revenues or total assets for such quarter in excess of 10.0% of the consolidated revenues or total assets, as applicable, of the Company for such quarter; provided that solely for purposes of the Events of Default under Sections 6.01(e) and (f), each Subsidiary forming part of such group is subject to an Event of Default under one or more of such clauses.

“Similar Business” means any business conducted or proposed to be conducted by the Company and its Subsidiaries on the Issue Date or any business that is similar, reasonably related, synergistic, incidental, or ancillary thereto.

“Spanish Civil Procedural Law” means Law 1/2000 of 7 January (Ley de Enjuiciamiento Civil).

“Spanish Companies Act” means the Spanish Capital Companies Law (Ley de Sociedades de Capital) approved by the Spanish Royal Legislative Decree 1/2010, of 2 July.

“Spanish Insolvency Law” means Spanish Royal Legislative Decree 1/2020 of May 5 (Real Decreto Legislativo 1/2020, de 5 de mayo, por el que se aprueba el texto refundido de la Ley Concursal), as amended by Law 16/2022, of September 5, amending Royal Legislative Decree 1/2020 of May 5.

“Spanish Public Document” means a documento público, being either an escritura pública or a póliza or efecto intervenido por fedatario público.

“Specified Transaction” means, with respect to any period, any Investment, disposition, incurrence or repayment of Indebtedness, Restricted Payment, subsidiary designation, New Project or other event that by the terms of this Indenture requires “Pro Forma Compliance” with a test or covenant hereunder or requires such test or covenant to be calculated on a “Pro Forma Basis.”

“Spot Rate” for a currency means the rate determined by the administrative agent or issuing bank under the Senior Credit Facilities, as applicable, to be the rate quoted by the Person acting in such capacity as the spot rate for the purchase by such Person of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. on the date one Business Day prior to the date as of which the foreign exchange computation is made; provided that such administrative agent or issuing bank may obtain such spot rate from another financial institution designated by the administrative agent or issuing bank if the Person acting in such capacity does not have as of the date of determination a spot buying rate for any such currency.

“subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent; provided that no entity shall cease to be a subsidiary of any parent solely as a result of such parent transferring all or any portion of the voting interests in such entity if such parent retains any of the non-voting interests in such entity or otherwise directly or indirectly holds a majority of the economic interests in such entity.

“Subsidiary” means any subsidiary of the Company.

“Subsidiary Guarantee” means, individually, any Guarantee of payment of the Notes and this Indenture by a Guarantor that is a Subsidiary and any supplemental indenture applicable thereto, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed in this Indenture.

“Surviving Entity” has the meaning set forth in Section 5.01.

“Swap” means any agreement, contract, or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Swap Agreement” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Swap Obligation” means, with respect to any Person, any obligation to pay or perform under any Swap.

“Test Period” means, at any date of determination, the most recently completed four consecutive fiscal quarters of the Company ending on or prior to such date for which financial statements have been (or were required to have been) delivered pursuant to Section 4.12(a); provided that prior to the first date financial statements have been delivered pursuant to Section 4.12(a), the Test Period in effect shall be the period of four consecutive fiscal quarters of the Company ended June 30, 2026.

“Total Leverage Ratio” means, on any date, the ratio of (a) Consolidated Total Debt as of such date to (b) Consolidated EBITDA for the Test Period as of such date.

“Transaction Costs” means any fees or expenses incurred or paid by, or attributable to, the Company or any Subsidiary in connection with the Permitted Transactions.

“Trust Officer” means any officer within the Corporate Trust Administration department of the Trustee (or any successor group of the Trustee) with direct responsibility for the administration of this Indenture and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this instrument, until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean such successor Trustee.

“Up-Tiering Transaction” means any exchange of any existing Indebtedness of the Company or any of its Subsidiaries (the “Existing LMT Debt”) with any other Indebtedness of the Company or any of its Subsidiaries (the “New LMT Debt”) in a transaction that is not for a bona fide business purpose and instead specifically designed to “uptier” holders of such Existing LMT Debt on a non-pro rata basis into contractually or structurally senior New LMT Debt to the Existing LMT Debt.

“U.S. Dollars,” “United States Dollars,” “US$” and the symbol “$” each mean currency of the United States of America.

“UCC” or “Uniform Commercial Code” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided, however, that, at any time, if by reason of mandatory provisions of law, any or all of the perfection or priority of the Notes Collateral Agent’s security interest in any item or portion of the Collateral is governed by the Uniform Commercial Code as in effect in a U.S. jurisdiction other than the State of New York, the term “UCC” means the Uniform Commercial Code as in effect, at such time, in such other jurisdiction for purposes of the provisions hereof relating to such perfection or priority and for purposes of definitions relating to such provisions.

“Vehicles” means all railcars, cars, trucks, trailers, construction and earth moving equipment and other vehicles covered by a certificate of title law of any state and all tires and other appurtenances to any of the foregoing.

“Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness.

“wholly-owned Subsidiary” of any Person means a Subsidiary of such Person, all of the Capital Stock (other than directors’ qualifying shares) or other ownership interests of which shall at the time be owned by such Person or by one or more wholly-owned Subsidiaries of such Person or by such Person and one or more wholly-owned Subsidiaries of such Person.

Section 1.02          Other Definitions.

Term	Defined in Section
“Acceptable Commitment”	4.16
“Action”	12.08
“Additional Amounts”	2.14
“Additional Notes”	Preamble and Exhibit A
“Advance Offer”	4.16
“Advance Portion”	4.16
“Alternate Offer”	4.11
“Ancillary Fees”	9.02
“Applicable Proceeds”	4.16

Term	Defined in Section
“Asset Sale Offer”
“Asset Sale Proceeds Application Period”	4.16
“CERCLA”	12.08
“Change in Tax Law”	3.09
“Change of Control Offer”	4.11
“Change of Control Payment”	4.11
“Change of Control Payment Date”	4.11
“Commitment Application Period”	4.16
“covenant defeasance option”	8.01
“Depository”	Exhibit A
“Event of Default”	6.01
“Excess Proceeds”	4.16
“Fixed Amounts”	1.06
“Global Note”	Exhibit A
“Guarantor Obligations”	11.01
“Incurrence-Based Amounts”	1.06
“Initial Lien”	4.07
“Initial Notes”	Preamble and Exhibit A
“LCT Election”	1.05
“LCT Test Date”	1.05
“legal defeasance option”	8.01
“Legal Holiday”	13.08
“Offer Amount”	3.08
“Offer Period”	3.08
“Pari Passu Indebtedness”	4.16
“Paying Agent”	2.04
“Payor”	2.14
“Permitted Refinancing”	4.05
“Purchase Date”	3.08
“QIB”	Exhibit A
“Refinancing Indebtedness”	4.05
“Registrar”	2.04
“Related Person”	12.08
“Relevant Person”	13.13
“Relevant Taxing Jurisdiction”	2.14
“Restricted Payments”	4.06(a)
“Second Change of Control Payment Date”	4.11
“Security Document Order”	12.08
“Securities Custodian”	Exhibit A
“Special Interest Payment Date”	2.11
“Special Record Date”	2.11
“Specified Indebtedness”	9.02
“Surviving Entity”	5.01
“Tax Redemption Date”	3.09
“Taxes”	2.14
“TIA”	1.03
“withdrawal deadline”	4.11

Section 1.03          Incorporation by Reference of Trust Indenture Act.

Whenever this Indenture refers to a provision of the Trust Indenture Act of 1939, as amended (“TIA”), the provision is incorporated by reference in and made a part of this Indenture.

The following Trust Indenture Act term used in this Indenture has the following meaning:

“obligor” on the Notes and the Guarantees means the Company and the Guarantors, respectively, and any successor obligor upon the Notes and the Guarantees, respectively.

All other terms used in this Indenture that are defined by the Trust Indenture Act, defined by Trust Indenture Act reference to another statute or defined by SEC rule under the Trust Indenture Act have the meanings so assigned to them. Notwithstanding any other provision in this Indenture, no obligation or requirement under the Trust Indenture Act shall be applicable to the Company or any Guarantor.

Section 1.04          Rules of Construction.

Unless the context otherwise requires:

(a)            a term has the meaning assigned to it;

(b)            an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(c)            “or” is not exclusive;

(d)            “including” means including without limitation;

(e)            words in the singular include the plural and words in the plural include the singular;

(f)             unsecured Indebtedness shall not be deemed to be subordinate or junior to secured Indebtedness merely by virtue of its nature as unsecured Indebtedness; and

(g)            the principal amount of any non-interest bearing or other discount security at any date shall be the principal amount thereof that would be shown on a balance sheet of the Company dated such date prepared in accordance with GAAP.

Section 1.05          Limited Condition Transactions.

In connection with any action being taken solely in connection with a Limited Condition Transaction, for purposes of:

(i)            determining compliance with any provision of this Indenture which requires the calculation of any financial ratio;

(ii)            determining whether a Default or Event of Default shall have occurred and be continuing (or any subset of Defaults or Events of Default); or

(iii)           testing availability under baskets set forth in this Indenture (including baskets measured as a percentage of Consolidated EBITDA or Consolidated Total Assets); in each case, at the option of the Company (the Company’s election to exercise such option in connection with any Limited Condition Transaction, an “LCT Election”), with such option to be exercised on or prior to the date of execution of the definitive agreements related to such Limited Condition Transaction, the date of determination of whether any such action is permitted hereunder, shall be deemed to be the date the definitive agreements for such Limited Condition Transaction are entered into (the “LCT Test Date”), and if, after giving Pro Forma Effect to the Limited Condition Transaction and the other transactions to be entered into in connection therewith (including any incurrence of Indebtedness or Liens and the use of proceeds thereof) as if they had occurred at the beginning of the most recent Test Period ending prior to the LCT Test Date, the Company could have taken such action on the relevant LCT Test Date in compliance with such ratio or basket, such ratio or basket shall be deemed to have been complied with.

For the avoidance of doubt, if the Company has made an LCT Election and any of the ratios or baskets for which compliance was determined or tested as of the LCT Test Date are exceeded as a result of fluctuations in any such ratio or basket, including due to fluctuations in Consolidated EBITDA of the Company or the Person subject to such Limited Condition Transaction, at or prior to the consummation of the relevant transaction or action, such baskets or ratios will not be deemed to have been exceeded as a result of such fluctuations; however, if any ratios improve or baskets increase as a result of such fluctuations, such improved ratios or baskets may be utilized. If the Company has made an LCT Election for any Limited Condition Transaction, then in connection with any subsequent calculation of the incurrence ratios subject to the LCT Election on or following the relevant LCT Test Date and prior to the earlier of (i) the date on which such Limited Condition Transaction is consummated or (ii) the date that the definitive agreement for such Limited Condition Transaction is terminated or expires without consummation of such Limited Condition Transaction, any such ratio or basket shall be calculated on a pro forma basis assuming such Limited Condition Transaction and other transactions in connection therewith (including any incurrence of Indebtedness or Liens and the use of proceeds thereof) have been consummated.

Section 1.06          Certain Compliance Determinations.

(a)            Notwithstanding anything to the contrary herein, for purposes of determining compliance with any test or utilization of any basket contained in this Indenture, Consolidated EBITDA, Consolidated Total Assets, the Fixed Charge Coverage Ratio, the Total Leverage Ratio, the First Lien Leverage Ratio and the Secured Leverage Ratio shall be calculated on a Pro Forma Basis to give effect to all Specified Transactions that have been made during the applicable period of measurement or subsequent to such period and prior to or simultaneously with the event for which the calculation is made and to the extent the proceeds of any new Indebtedness are to be used to repay other Indebtedness (including by repurchase, redemption, retirement, extinguishment, defeasance, discharge or pursuant to escrow or similar arrangements) no later than 60 days following the incurrence of such new Indebtedness, the Company shall be permitted to give Pro Forma Effect to such repayment of Indebtedness.

(b)            For purposes of determining the permissibility of any action, change, transaction or event that requires a calculation of any financial ratio or test (including, without limitation, any Fixed Charge Coverage Ratio test, any First Lien Leverage Ratio test, any Secured Leverage Ratio test and/or any Total Leverage Ratio test, the amount of Consolidated EBITDA and/or Consolidated Total Assets), such financial ratio or test shall be calculated at the time such action is taken (subject to Section 1.05), such change is made, such transaction is consummated or such event occurs, as the case may be, and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or test occurring after the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be.

(c)            Notwithstanding anything to the contrary herein, with respect to any amounts incurred or transactions entered into (or consummated) in reliance on a provision in any covenant (including any constituent definition thereof) of this Indenture that does not require compliance with a financial ratio or test (including, without limitation, any Fixed Charge Coverage Ratio test, any First Lien Leverage Ratio test, any Secured Leverage Ratio test and/or any Total Leverage Ratio test) (any such amounts, the “Fixed Amounts”) substantially concurrently with any amounts incurred or transactions entered into (or consummated) in reliance on a provision of this Indenture that requires compliance with a financial ratio or test (including, without limitation, any Fixed Charge Coverage Ratio test, any First Lien Leverage Ratio test, any Secured Leverage Ratio test and/or any Total Leverage Ratio test) (any such amounts, the “Incurrence-Based Amounts”), it is understood and agreed that the Fixed Amounts shall be disregarded in the calculation of the financial ratio or test applicable to the Incurrence-Based Amounts.

(d)            Notwithstanding anything herein to the contrary, for purposes of any determination under this Indenture expressly requiring the use of a current exchange rate, all amounts incurred, outstanding or proposed to be incurred or outstanding in currencies other than dollars shall be translated into dollars at the Spot Rate (rounded to the nearest currency unit, with 0.5 or more of a currency unit being rounded upward); provided, however, that for purposes of determining compliance with respect to the amount of any Indebtedness, Investment, disposition or Restricted Payment in a currency other than dollars, no Default or Event of Default shall be deemed to have occurred solely as a result of changes in rates of exchange occurring after the time such Indebtedness or Investment is incurred or disposition or Restricted Payment made; provided, further, that, for the avoidance of doubt, this Section 1.06 shall otherwise apply to such provisions, including with respect to determining whether any Indebtedness or Investment may be incurred or disposition or Restricted Payment made at any time under such provisions. For purposes of any determination of Consolidated Total Debt, amounts in currencies other than dollars shall be translated into dollars at the currency exchange rates used in preparing the most recently delivered financial statements pursuant to Section 4.12 (or, prior to the first such delivery, the most recent internally available financial statements).

Article II.
The Notes Section

Section 2.01          Amount of Notes; Issuable in Series.

As provided for in Exhibit A hereto, the aggregate principal amount of the Notes which may be authenticated and delivered under this Indenture is unlimited. All Notes shall be substantially identical in all respects other than issue prices, issuance dates, first interest payment amount, first interest payment date and denominations. Additional Notes may be issued from time to time by the Company without notice to or consent of the Holders and shall be consolidated with and form a single class with the Initial Notes; provided, such Additional Notes will not be issued with the same CUSIP number as the Initial Notes unless such Additional Notes are fungible with the Initial Notes for U.S. federal income tax purposes; provided, further, that the Company’s ability to issue Additional Notes shall be subject to the Company’s compliance with Section 4.05 and Section 4.07. All Notes issued under this Indenture shall be treated as a single class for all purposes of this Indenture, including waivers, amendments, redemptions and offers to purchase.

Subject to Section 2.03, the Trustee shall authenticate the Initial Notes for original issue on the Issue Date in the aggregate principal amount of $2,000,000,000. With respect to any Notes issued after the Issue Date (except for Notes authenticated and delivered upon registration of transfer of or in exchange for, or in lieu of, Initial Notes pursuant to Section 2.07, 2.09 or 3.06 or Exhibit A), there shall be established in or pursuant to a resolution of the Board of Directors, and subject to Section 2.03, set forth, or determined in the manner provided in an Officer’s Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of such Notes:

(a)            whether such Notes shall be issued as part of a new or existing series of Notes and the title of such Notes (which shall distinguish the Notes of the series from Notes of any other series);

(b)            the aggregate principal amount of such Notes that may be authenticated and delivered under this Indenture (which shall be calculated without reference to any Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes of the same series pursuant to Section 2.07, 2.09 or 3.06 or Exhibit A or any Notes which, pursuant to Section 2.03, are deemed never to have been authenticated and delivered hereunder);

(c)            the issue price and issuance date of such Notes, including the date from which interest on such Notes shall accrue; and

(d)            if applicable, that such Notes shall be issuable in whole or in part in the form of one or more Global Notes and, in such case, the respective depositories for such Global Notes, the form of any legend or legends that shall be borne by any such Global Notes in addition to or in lieu of that set forth in Appendix I to Exhibit A and any circumstances in addition to or in lieu of those set forth in Section 2.3 of Exhibit A in which any such Global Notes may be exchanged in whole or in part for Notes registered, and any transfer of such Global Notes in whole or in part may be registered, in the name or names of Persons other than the depository for such Global Note or a nominee thereof.

If any of the terms of any series are established by action taken pursuant to a resolution of the Board of Directors, a copy of an appropriate record of such action shall be certified by the Secretary or any Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Officer’s Certificate or the trust indenture supplemental hereto setting forth the terms of the series.

Section 2.02          Form and Dating.

Provisions relating to the Notes are set forth in Exhibit A, which is hereby incorporated in and expressly made part of this Indenture. The Notes of each series and the Trustee’s certificate of authentication shall be substantially in the form of Appendix I to Exhibit A which is hereby incorporated in and expressly made a part of this Indenture. Without limiting the generality of the foregoing, Notes offered and sold to QIBs in reliance on Rule 144A shall include the form of assignment set forth in Appendix I to Exhibit A and Notes offered and sold in offshore transactions in reliance on Regulation S (other than Initial Notes offered on the Issue Date) shall include the form of certificate set forth in Exhibit B. The Notes of each series may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Company is subject, if any, or usage; provided that any such notation, legend or endorsement is in a form reasonably acceptable to the Company. Each Notes shall be dated the date of its authentication. The terms of the Notes of each series set forth in Appendix I to Exhibit A are part of the terms of this Indenture.

Section 2.03          Execution and Authentication.

An Officer shall sign the Notes for the Company by manual, electronic or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Additional Notes executed by the Company to the Trustee for authentication, together with a written order of the Company in the form of an Officer’s Certificate for the authentication and delivery of such Notes, and the Trustee in accordance with such written order of the Company shall authenticate and deliver such Notes.

A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

The Trustee shall not be required to authenticate such Notes if the issue thereof will adversely affect the Trustee’s own rights, duties, indemnities or immunities under the Notes and this Indenture.

Section 2.04          Registrar and Paying Agent.

The Company shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange (the “Registrar”) and an office or agency where Notes may be presented for payment (the “Paying Agent”). The Registrar shall keep a register of the Notes and of their transfer and exchange. The Company may have one or more registrars for so long as the Notes are held in registered form, and one or more co-registrars. The initial Paying Agent will be GLAS Trust Company LLC, in New York.

The initial Registrar and transfer agent for the Notes will be GLAS Trust Company LLC in New York.

The Registrars and the transfer agents will maintain a register reflecting ownership of Notes in the form of Definitive Notes (as defined in Exhibit A) outstanding from time to time, if any, and will make payments on and facilitate transfers of Definitive Notes on behalf of the Company. Each transfer agent shall perform the functions of a transfer agent.

The Company may change any Paying Agent, Registrar or transfer agent for the Notes without prior notice to the Holders of the Notes. The Company or any of its Subsidiaries may act as Paying Agent or Registrar in respect of the Notes.

The Company shall enter into an appropriate agency agreement with any Registrar, Paying Agent or transfer agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such agent. The Company shall notify the Trustee of the name and address of any such agent. If the Company fails to maintain a Registrar, Paying Agent or transfer agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.07. The Company or any of its Subsidiaries may act as Paying Agent, Registrar or transfer agent.

Section 2.05          Paying Agent To Hold Money in Trust. Prior to each due date of the principal and interest on any Note, the Company shall deposit with the Paying Agent for such Note a sum sufficient to pay such principal and interest so becoming due. The Company shall require each Paying Agent (other than the Trustee) to agree in writing that such Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by such Paying Agent for the payment of principal of or interest on the Notes and shall notify the Trustee of any default by the Company or any Guarantor in making any such payment. If the Company or a domestic wholly-owned Subsidiary acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it as a separate trust fund. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed by such Paying Agent. Upon complying with this Section, the Paying Agent (if other than the Company or a domestic wholly-owned Subsidiary) shall have no further liability for the money delivered to the Trustee.

Section 2.06          Holder Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders and shall otherwise comply with TIA Section 312(a). If the Trustee is not the Registrar, the Company on its own behalf and on the behalf of each of the Guarantors shall furnish to the Trustee, in writing at least five Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Holders and the Company and the Guarantors shall otherwise comply with TIA Section 312(a).

Section 2.07          Replacement Notes. If a mutilated security is surrendered to a Registrar or if the Holder of a Note claims that such Note has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall authenticate a replacement Note if the requirements of Section 8-405 of the Uniform Commercial Code are met and the Holder satisfies any other reasonable requirements of the Trustee. If required by the Trustee or the Company, such Holder shall furnish an indemnity bond sufficient in the judgment of the Company and the Trustee to protect the Company, the Trustee, the Paying Agent for such Note, the Registrar for such Note and any co-registrar from any loss which any of them may suffer if a Note is replaced. The Company and the Trustee may charge the Holder for their expenses in replacing a Note.

Every replacement Note is an additional obligation of the Company.

Section 2.08          Outstanding Notes. Notes outstanding at any time are all Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section as not outstanding. A Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note.

If a Note is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee and the Company receive proof satisfactory to them that the replaced Note is held by a protected purchaser.

If a Paying Agent segregates and holds in trust, in accordance with this Indenture, on a redemption date or maturity date money sufficient to pay all principal and interest payable on that date with respect to the Notes (or portions thereof) to be redeemed or maturing, as the case may be, and such Paying Agent is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture, then on and after that date such Notes (or portions thereof) cease to be outstanding and interest on them ceases to accrue.

Section 2.09          Temporary Notes. Until definitive Notes are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Company considers appropriate for temporary Notes. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate definitive Notes and deliver them in exchange for temporary Notes. After the preparation of definitive Notes, the temporary Notes shall be exchangeable for definitive Notes upon surrender of the temporary Notes at any office or agency maintained by the Company for that purpose and such exchange shall be without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes, the Company shall execute, and the Trustee shall authenticate and make available for delivery in exchange therefor, one or more definitive Notes representing an equal principal amount of Notes. Until so exchanged, the Holder of temporary Notes shall in all respects be entitled to the same benefits under this Indenture as a Holder of definitive Notes.

Section 2.10          Cancellation. The Company at any time may deliver Notes to the Trustee for cancellation. Any Registrar and any Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel (subject to the record retention requirements of the Exchange Act) all Notes surrendered for registration of transfer, exchange, payment or cancellation and deliver cancelled Notes to the Company upon a written direction of the Company. Except as expressly permitted herein, the Company may not issue new Notes to replace Notes it has redeemed, paid or delivered to the Trustee for cancellation.

If the Company or any Guarantor acquires any of the Notes, such acquisition shall not operate as a redemption or satisfaction of the Indebtedness represented by such Notes unless and until the same are surrendered to the Trustee for cancellation pursuant to this Section 2.10. The Company may not issue new Notes to replace Notes it has paid or delivered to the Trustee for cancellation for any reason other than in connection with a registration of transfer or exchange of such Notes.

At such time as all beneficial interests in a Global Note have either been exchanged for definitive Notes, transferred, redeemed, repurchased or canceled, such Global Note shall be returned by the Securities Custodian with respect to such Global Note to the Trustee for cancellation or retained and canceled by the Trustee. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for definitive Notes, transferred in exchange for an interest in another Global Note, redeemed, repurchased or canceled, the principal amount of Notes represented by such Global Note shall be reduced and an adjustment shall be made on the books and records of the Trustee (if it is then the Securities Custodian for such Global Note) with respect to such Global Note, by the Trustee or the Securities Custodian, to reflect such reduction.

Section 2.11          Defaulted Interest. If the Company defaults in a payment of interest on the Notes, the Company shall pay the defaulted interest (plus interest on such defaulted interest at the rate borne by the Notes to the extent lawful) in any lawful manner. The Company shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date (not less than 30 days after such notice) of the proposed payment (the “Special Interest Payment Date”), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such defaulted interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such defaulted interest as in this clause provided. Thereupon the Trustee shall fix a record date (the “Special Record Date”) for the payment of such defaulted interest, which date shall be not more than 15 days and not less than 10 days prior to the Special Interest Payment Date and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date, and in the name and at the expense of the Company, shall cause notice of the proposed payment of such defaulted interest and the Special Record Date and Special Interest Payment Date therefor to be given in the manner provided for in Section 13.02, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such defaulted interest and the Special Record Date and Special Interest Payment Date therefor having been so given, such defaulted interest shall be paid on the Special Interest Payment Date to the Persons in whose names the Notes (or their respective predecessor Notes) are registered at the close of business on such Special Record Date and shall no longer be payable.

The Company may make payment of any defaulted interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section, each Note delivered under this Indenture upon registration of, transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

Section 2.12          CUSIP Numbers or ISINs. The Company in issuing the Notes may use “CUSIP” numbers, “ISINs” or other similar numbers (if then generally in use) and, if so, the Trustee shall use “CUSIP” numbers, “ISINs” or other similar numbers in notices of redemption as a convenience to Holders; provided, however, that neither the Company nor the Trustee shall have any responsibility for any defect in the “CUSIP” number, “ISIN” or other similar number that appears on any Note, check, advice of payment or redemption notice, and any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company shall promptly notify the Trustee in writing of any change in the CUSIP number, ISIN or other similar numbers.

Section 2.13          Computation of Interest. Interest on the Notes shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

Section 2.14          Additional Amounts.

All payments made by or on behalf of the Company or any Guarantor or any successor in interest to any of the foregoing (each, a “Payor,” and not including any Trustee or Paying Agent) on or with respect to the Notes or any Guarantee of the Notes will be made free and clear of, and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other similar governmental charge (collectively, “Taxes”) unless such withholding or deduction is required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of:

(i)	any jurisdiction from or through which payment under, or with respect to, the Notes or any Guarantee of the Notes is made by or on behalf of such Payor (including the jurisdiction of the Paying Agent), or any political subdivision or governmental authority thereof or therein having the power to tax; or

(ii)	any other jurisdiction in which a Payor is incorporated, organized, engaged in business for tax purposes or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax (each of clauses (i) and (ii), a “Relevant Taxing Jurisdiction”), will at any time be required from any payments made by or on behalf of the Payor under or with respect to the Notes or any Guarantee of the Notes, including payments of principal, redemption price, interest or premium, if any, the Payor will pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by each Holder or beneficial owner after such withholding or deduction (including any such deduction or withholding from such Additional Amounts), will not be less than the amounts that would have been received in respect of such payments on the Notes or the Guarantees of the Notes in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable for or on account of:

(i)	any United States federal withholding Taxes imposed, withheld or deducted on any payment on or in respect of the Notes or any Guarantee of the Notes pursuant to applicable law;

(ii)	any Taxes that would not have been so imposed or withheld but for the existence of any present or former connection between the relevant Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, partner, member or shareholder of, or possessor of power over, the relevant Holder or beneficial owner, if such Holder or beneficial owner is an estate, nominee, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) but excluding, in each case, any connection arising solely from the acquisition, ownership or holding of the Notes or any Guarantee of the Notes or the enforcement or receipt of any payment in respect thereof;

(iii)	any Taxes that would not have been so imposed or levied if the Holder or beneficial owner of the Note had complied with a reasonable request in writing of the Payor (such request being made at a time that would enable such Holder or beneficial owner acting reasonably to comply with that request) to make a declaration of nonresidence or any other claim or filing or satisfy any certification, identification, information or reporting requirement for exemption from, or reduction in the rate of, withholding to which it is entitled (provided that such declaration of nonresidence or other claim, filing or requirement is required by the applicable law, treaty, regulation or official administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from, or reduction in the rate of deduction or withholding of, any such Taxes);

(iv)	any Taxes that are payable otherwise than by withholding from a payment on or with respect to the Notes or any Guarantee of the Notes;

(v)	any estate, inheritance, gift, sales, transfer, personal property or similar Taxes;

(vi)	any U.S. federal backup withholding tax;

(vii)	any Taxes that are imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective after the payment becomes due or is duly provided for, whichever occurs later;

(viii)	any Taxes imposed in connection with a Note presented for payment (where presentation is required for payment) by or on behalf of a Holder or beneficial owner who would have been able to avoid such Tax by presenting the relevant Note to, or otherwise accepting payment from, another paying agent;

(ix)	any Taxes payable under Sections 1471 through 1474 of the Code, as of September 23, 2026 (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant thereto, and any intergovernmental agreements implementing the foregoing (including any legislation or other official guidance relating to such intergovernmental agreements); or

(x)	any combination of the items (i) through (ix) above.

Such Additional Amounts will also not be payable if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the Note for payment (where presentation is required) within 30 days after the relevant payment was due and first made available for payment to the Holder or beneficial owner (provided that notice of such payment is given to the Holder or beneficial owner), except to the extent that the Holder or beneficial owner or other such person would have been entitled to Additional Amounts on presenting the Note for payment on any date during such 30-day period.

The Payor will (i) make or cause to be made any required withholding or deduction and (ii) remit or cause to be remitted the full amount deducted or withheld to the relevant taxing authority of the Relevant Taxing Jurisdiction in accordance with applicable law. The Payor will use reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each relevant taxing authority of each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copies to the Trustee and the Holders or beneficial owners. If, notwithstanding the efforts of such Payor to obtain such receipts, the same are not obtainable, such Payor will provide the Trustee and the Holders or beneficial owners with other reasonable evidence.

If any Payor will be obligated to pay Additional Amounts under or with respect to any payment made on the Notes or any Guarantee of the Notes, at least 30 days prior to the date of such payment, the Payor will deliver to the Trustee an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the Paying Agent to make the payment of Additional Amounts to Holders or beneficial owners on the relevant payment date (unless such obligation to pay Additional Amounts arises less than 45 days prior to the relevant payment date, in which case the Payor shall deliver such Officer’s Certificate and such other information as promptly as practicable after the date that is 30 days prior to the payment date). The Trustee shall be entitled to rely solely on such Officer’s Certificate as conclusive proof as to the amount of such payments and that such payments are necessary.

Wherever in the Indenture, the Notes or any Guarantee of the Notes there is mention of, in any context:

(i)	the payment of principal;

(ii)	redemption prices or purchase prices in connection with a redemption or purchase of Notes;

(iii)	interest; or

(iv)	any other amount payable on or with respect to any of the Notes or any Guarantee of the Notes; such reference shall be deemed to include payment of Additional Amounts as described under this Section 2.14 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Payors will pay any present or future stamp, issue, registration, court or documentary Taxes, or any other excise, property or similar Taxes (including any related interest, penalties and additions thereto) that arise in any Relevant Taxing Jurisdiction from the execution, delivery, issuance, initial resale, registration or enforcement of any Notes, the Guarantees of the Notes, the Indenture or any other document or instrument in relation thereto (other than a transfer of the Notes).

The foregoing obligations will survive any termination, defeasance or discharge of the Indenture, any transfer by a Holder or beneficial owner of its Notes and will apply mutatis mutandis to any jurisdiction in which any successor to a Payor is incorporated, organized, engaged in business for tax purposes or otherwise considered to be a resident for tax purposes, or any jurisdiction from or through which any payment under, or with respect to, the Notes or any Guarantee of the Notes is made by or on behalf of such Payor, or any political subdivision or governmental authority thereof or therein having the power to tax.

Article III.
Redemption

Section 3.01          Notices to Trustee. If the Company elects to redeem Notes pursuant to paragraph 6 of the Notes, it shall notify the Trustee in writing of the redemption date, the principal amount of Notes to be redeemed, the redemption price and that such redemption is being made pursuant to paragraph 6 of the Notes.

The Company shall give notice to the Trustee provided for in this Section 3.01 at least 2 Business Days before the redemption date unless the Trustee consents to a shorter period. Such notice shall be accompanied by an Officer’s Certificate and an Opinion of Counsel from the Company to the effect that such redemption will comply with the conditions herein.

Section 3.02          Selection of Notes To Be Redeemed. If less than all of the Notes are to be redeemed at any time, not more than 60 days prior to the redemption date, the Trustee or the Registrar, as applicable, in accordance with the customary procedures of the Depository, shall select the Notes to be redeemed pro rata, and if the Depository prescribes no method of selection, then, by lot or by any other method that complies with applicable legal and securities exchange requirements, if any, and that the Trustee or the Registrar, as applicable, in its sole discretion deems fair and appropriate and in accordance with methods generally used at the time of selection by fiduciaries in similar circumstances. The Trustee or the Registrar, as applicable, shall make the selection from outstanding Notes not previously called for redemption. The Trustee or the Registrar, as applicable, may select for redemption portions of the principal of Notes that have denominations larger than $2,000. Notes and portions of them the Trustee or the Registrar, as applicable, selects shall be in amounts of $2,000, or an integral multiple of $1,000, (but in any event not less than $2,000). Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption. The Trustee or the Registrar, as applicable, shall notify the Company promptly of the Notes or portions of Notes to be redeemed. The Trustee shall not be liable for selection made by it under this Section.

Section 3.03          Notice of Redemption. At least 10 days but not more than 60 days before a date for optional redemption of Notes pursuant to paragraph 6 of the Notes, the Company shall send a notice of redemption electronically or by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC (except that redemption notices may be delivered or mailed more than 60 days prior to an applicable redemption if the notice is issued in connection with a defeasance or satisfaction and discharge of this Indenture). Notice of any optional redemption upon any Equity Offering may be given prior to the completion of the related Equity Offering. Any redemption and notice of redemption may, at the Company’s discretion, be subject to the satisfaction of one or more conditions precedent, including, but not limited to, consummation of any related Equity Offering. In addition, if such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Company’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied (or waived by the Company in its sole discretion), or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied (or waived by the Company in its sole discretion) by the redemption date, or by the redemption date so delayed. The Company may provide in such notice that payment of the redemption price and performance of the Company’s obligations with respect to such redemption may be performed by another Person.

The notice shall identify the Notes (or portion thereof) to be redeemed (including CUSIP numbers if any) and shall state:

(a)            the redemption date;

(b)            the redemption price;

(c)            the name and address of the Paying Agent;

(d)            that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(e)            if fewer than all the outstanding Notes are to be redeemed, or if a Note is to be redeemed in part only, the identification and principal amounts of the particular Notes (or portion thereof) to be redeemed;

(f)            that, unless the Company defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Notes (or portion thereof) called for redemption ceases to accrue on and after the redemption date;

(g)            that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes; and

(h)            any conditions to such redemption.

At the Company’s written request, the Trustee shall give the notice of redemption in the Company’s name and at the Company’s expense. In such event, the Company shall provide the Trustee with the information required by this Section at least 2 Business Days before the redemption date, unless the Trustee consents to a shorter period.

Section 3.04          Effect of Notice of Redemption. Once notice of redemption is sent in accordance with Section 3.03, Notes called for redemption become due and payable on the redemption date or purchase date, as applicable, and at the redemption price or purchase price, as applicable, stated in the notice, unless such redemption or purchase is conditioned on the happening of a future event. The notice, if sent in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. Upon surrender to the Paying Agent, such Notes shall be paid at the redemption price or purchase price, as applicable, stated in the notice, plus accrued and unpaid interest to the redemption date or purchase date (subject to the right of Holders of record on the relevant record date to receive interest due on the related interest payment date that is on or prior to the redemption date or repurchase date, as applicable). Subject to Section 3.05, on and after the redemption date or the purchase date, unless the Company defaults in payment of the redemption or purchase price, interest shall cease to accrue on Notes or portions of Notes called for redemption, unless such redemption or purchase remains conditioned on the occurrence of a future event that has not occurred. Failure to give notice or any defect in the notice to any Holder shall not affect the validity of the notice to any other Holder.

Section 3.05          Deposit of Redemption Price. Prior to noon, New York City time, on the redemption date or purchase date, the Company shall deposit with the Paying Agent (or, if the Company or a domestic wholly-owned Subsidiary is the Paying Agent, shall segregate and hold in trust) money sufficient to pay the redemption price or purchase price of and accrued and unpaid interest (subject to the right of Holders of record on the relevant record date to receive interest due on the related interest payment date that is on or prior to the redemption date or purchase date) on all Notes to be redeemed or purchased on that date other than Notes or portions of Notes called for redemption that have been delivered by the Company to the Trustee for cancellation.

Section 3.06          Notes Redeemed in Part. Upon surrender and cancellation of a Note that is redeemed in part, the Company shall execute and the Trustee shall authenticate for the Holder (at the Company’s expense) a new Note equal in principal amount to the unredeemed portion of the Note surrendered. It is understood that, notwithstanding anything in this Indenture to the contrary, only a written request or order signed on behalf of the Company by an Officer and delivered to the Trustee and not an Opinion of Counsel or Officer’s Certificate is required for the Trustee to authenticate such new Notes.

Section 3.07          Mandatory Redemption. The Company shall not be required to make any mandatory redemption or sinking fund payments with respect to the Notes.

Section 3.08          Offers to Repurchase by Application of Excess Proceeds.

(a)            In the event that, pursuant to Section 4.16, the Company shall be required to commence an Asset Sale Offer or elects to commence an Advance Offer, it shall follow the procedures specified below.

(b)            The Asset Sale Offer or Advance Offer, as the case may be, shall remain open for a period of at least 20 Business Days following its commencement (the “Offer Period”). No later than five Business Days after the termination of the Offer Period (the “Purchase Date”), the Company shall apply all Excess Proceeds (or in the case of an Advance Offer, the Advance Portion) (the “Offer Amount”), to the purchase of Notes and, if required or permitted by the terms of any other First Lien Obligations and/or, to the extent that the assets or property disposed of in the Asset Sale were not Collateral, Pari Passu Indebtedness (on a pro rata basis, if applicable), or, if less than the Offer Amount has been tendered, all Notes and, if applicable, First Lien Obligations and/or other Pari Passu Indebtedness tendered in response to the Asset Sale Offer or Advance Offer, as the case may be. Payment for any Notes so purchased shall be made in the same manner as interest payments are made.

(c)            If the Purchase Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest, if any, up to but excluding the Purchase Date, shall be paid on the Purchase Date to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Asset Sale Offer or Advance Offer, as the case may be.

(d)            Upon the commencement of an Asset Sale Offer or an Advance Offer, as the case may be, the Company shall send, electronically or by first-class mail, a notice to each of the Holders, with a copy to the Trustee. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Sale Offer or Advance Offer, as the case may be. The Asset Sale Offer or Advance Offer, as the case may be, shall be made to all Holders and, if required or permitted by the terms thereof, holders of other First Lien Obligations and, to the extent that the assets and property disposed of in the Asset Sale were not Collateral, any other Pari Passu Indebtedness. The notice, which shall govern the terms of the Asset Sale Offer or Advance Offer, as the case may be, shall state:

(i)            that the Asset Sale Offer or Advance Offer, as the case may be, is being made pursuant to this Section 3.08 and Section 4.16 and the length of time the Asset Sale Offer or Advance Offer, as the case may be, shall remain open;

(ii)           the Offer Amount, the purchase price and the Purchase Date;

(iii)          that any Note not tendered or accepted for payment shall continue to accrue interest;

(iv)          that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Asset Sale Offer or Advance Offer, as the case may be, shall cease to accrue interest after the Purchase Date;

(v)           that Holders electing to have a Note purchased pursuant to an Asset Sale Offer or an Advance Offer, as the case may be, may elect to have Notes purchased in amounts of $1,000 or whole multiples of $1,000 in excess thereof only;

(vi)          that Holders electing to have a Note purchased pursuant to any Asset Sale Offer or Advance Offer, as the case may be, shall be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” attached to the Note completed, or transfer by book-entry transfer, to the Company, DTC, if appointed by the Company, or a Paying Agent at the address specified in the notice at least three days before the Purchase Date;

(vii)         that, if the aggregate principal amount (or accreted value, as applicable) of Notes and, if applicable, other First Lien Obligations and, to the extent that the assets and property disposed of in the Asset Sale were not Collateral, other Pari Passu Indebtedness, in each case, surrendered by the holders thereof exceeds the Offer Amount, the Trustee shall select the Notes (subject to applicable DTC procedures as to Global Notes) and the Company or the representative of such other First Lien Obligations and such other Pari Passu Indebtedness shall select such other First Lien Obligations and Pari Passu Indebtedness to be purchased or repaid on a pro rata basis based on the accreted value or principal amount of the Notes or such other First Lien Obligations and such other Pari Passu Indebtedness tendered (with such adjustments as may be deemed appropriate by the Trustee so that only Notes in denominations of $2,000, or integral multiples of $1,000 in excess thereof, shall be purchased; provided that no Notes of $2,000 or less can be redeemed or purchased in part, except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes of such Holder, even if not a multiple of $1,000, shall be redeemed or purchased); and

(viii)        that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer) representing the same indebtedness to the extent not repurchased.

(e)            On or before the Purchase Date, the Company shall, to the extent lawful, (1) accept for payment, on a pro rata basis to the extent necessary, the Offer Amount of Notes or portions thereof validly tendered pursuant to the Asset Sale Offer or Advance Offer, as the case may be, or if less than the Offer Amount has been tendered, all Notes tendered and (2) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions thereof so tendered.

(f)            The Company, DTC or the Paying Agent, as the case may be, shall promptly mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes properly tendered by such Holder and accepted by the Company for purchase, and the Company shall promptly issue a new Note, and the Trustee, upon receipt of an Authentication Order, shall authenticate and mail or deliver (or cause to be transferred by book-entry) such new Note to such Holder (it being understood that, notwithstanding anything in this Indenture to the contrary, no Opinion of Counsel or Officer’s Certificate is required for the Trustee to authenticate and mail or deliver such new Note) in a principal amount equal to any unpurchased portion of the Note surrendered representing the same indebtedness to the extent not repurchased; provided, that each such new Note shall be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Any Note not so accepted shall be promptly mailed or delivered by the Company to the Holder thereof. The Company shall publicly announce the results of the Asset Sale Offer or Advance Offer, as the case may be, on or as soon as practicable after the Purchase Date.

Other than as specifically provided in this Section 3.08 or Section 4.16, any purchase pursuant to this Section 3.08 shall be made pursuant to the applicable provisions of Sections 3.01 through 3.07.

Section 3.09          Redemption for Taxation Reasons

The Company may redeem the Notes, in whole, but not in part, at a redemption price equal to 100% of the principal amount thereof, upon not less than 10 nor more than 60 days’ prior notice to the Holders (which notice shall be irrevocable), together with accrued and unpaid interest, if any, to (but not including) the date fixed for redemption (a “Tax Redemption Date”) (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the Tax Redemption Date) and all Additional Amounts if any, then due or that will become due on the Tax Redemption Date as a result of the redemption or otherwise, if any, if the Company determines in good faith that, as a result of:

(1)	any change in, or amendment to, the law or treaties (or any regulations, protocols or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction affecting taxation; or

(2)	any change in, or amendment to, an official position regarding the application, administration or interpretation of such laws, treaties, regulations, protocols or rulings (including a holding, judgment or order by a government agency or court of competent jurisdiction or a change in published administrative practice) (each of the foregoing in clauses (1) and (2), a “Change in Tax Law”), any Payor with respect to the Notes or a Guarantee of the Notes is, or on the next date on which any amount would be payable in respect of the Notes or a Guarantee of the Notes would be, required to pay any Additional Amounts, and such obligation cannot be avoided by taking reasonable measures available to such Payor (including the appointment of a new paying agent or the payment through another Payor).

In the case of any Payor, the Change in Tax Law must not have been publicly announced before and must become effective on or after the date of this offering memorandum (or, if the applicable Relevant Taxing Jurisdiction becomes a Relevant Taxing Jurisdiction after the date of this offering memorandum, such a change that occurs after such later date). Notwithstanding the foregoing, no such notice of redemption will be given earlier than 90 days prior to the earliest date on which the Payor would be obligated to make such payment of Additional Amounts and unless at the time such notice is given, such obligation to pay such Additional Amounts remains in effect. Prior to the publication, mailing or delivery of any notice of redemption of the Notes pursuant to the foregoing, the Company will deliver to the Trustee (a) an Officer’s Certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to their right so to redeem have been satisfied (including, that the Payor cannot avoid its obligation to pay Additional Amounts by taking reasonable measures available to it) and (b) an opinion of an independent tax counsel of recognized standing to the effect that the Payor would be obligated to pay Additional Amounts as a result of a Change in Tax Law. The Trustee will accept such Officer’s Certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it will be conclusive and binding on the Holders.

Article IV.
Covenants

Section 4.01          Payment of Notes. The Company shall promptly pay the principal of, premium, if any, and interest on the Notes, in immediately available funds, on the dates and in the manner provided in the Notes and in this Indenture. Principal, premium, if any, and interest shall be considered paid on the date due if on such date the Trustee or the Paying Agent holds in accordance with this Indenture money sufficient to pay all principal, premium, if any, and interest then due and the Trustee or the Paying Agent, as the case may be, is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture.

The Company shall pay interest on overdue principal at the rate specified therefore in the Notes, and it shall pay interest on overdue installments of interest at the rate borne by the Notes to the extent lawful.

Section 4.02          [Reserved].

Section 4.03          Payment of Taxes and Other Claims. The Company will, and will cause each Subsidiary to, pay its obligations in respect of taxes before the same shall become delinquent or in default, except where the failure to make payment could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

Section 4.04          Maintenance of Properties. The Company will, and will cause each Subsidiary to, keep and maintain all property material to the conduct of its business in good working order and condition (ordinary wear and tear excepted), except where the failure to do so could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.05          Limitation on Indebtedness and Certain Equity Securities.

(a)            The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, incur any Indebtedness or issue any shares of Disqualified Equity Interests and the Company will not permit any of its Subsidiaries (other than a Guarantor) to issue any shares of preferred stock.

(b)            The provisions of Section 4.05(a) shall not apply to:

(i)            Indebtedness under Credit Facilities by the Company and its Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate outstanding principal amount not to exceed the sum of (x) at any time outstanding, the aggregate principal amount of the New 1L Term Loan Facility outstanding as of the Issue Date plus (y) solely with respect to a revolving facility, an aggregate principal amount not to exceed $150.0 million at any time outstanding plus (z)(A) an additional amount that may be secured on a pari passu basis on the Collateral; provided that, after giving Pro Forma Effect to the incurrence of such additional amount and the application of the proceeds therefrom, the First Lien Leverage Ratio would be no greater than 3.75 to 1.00; provided further that for purposes of determining the amount that may be incurred under this clause (i)(z)(A), all Indebtedness incurred under clauses (i)(x), (i)(y) and (i)(z)(A) shall be deemed to be included in clause (a) of the definition of “First Lien Leverage Ratio,” (B) an additional amount that may be secured by junior ranking liens on the Collateral; provided that, after giving Pro Forma Effect to the incurrence of such additional amount and the application of the proceeds therefrom, the Secured Leverage Ratio would be no greater than 5.50 to 1.00, and (C) an additional amount that is unsecured; provided that, after giving Pro Forma Effect to the incurrence of such additional amount and the application of the proceeds therefrom, the Total Leverage Ratio would be no greater than 5.50 to 1.00;

(ii)            Indebtedness represented by the Notes (but excluding any Additional Notes);

(iii)            Indebtedness outstanding on the Issue Date (other than Indebtedness described in clauses (i), (ii), (ix) and (xxiv) of this Section 4.05(b));

(iv)            Guarantees by the Company and its Subsidiaries in respect of Indebtedness of the Company or any Subsidiary not otherwise prohibited by any other provision of this Indenture; provided that (A) such Guarantee is otherwise permitted under this Indenture, (B) no Guarantee by any Subsidiary of any Junior Financing shall be permitted unless such Subsidiary shall have also provided a Guarantee of the Notes and (C) if the Indebtedness being guaranteed is subordinated to the Notes, such Guarantee shall be subordinated to the Guarantee of the Notes on terms at least as favorable to Holders as those contained in the subordination of such Indebtedness;

(v)            Indebtedness of the Company or of any Subsidiary owing to any other Subsidiary or the Company to the extent not otherwise prohibited by any other provision of this Indenture; provided that all such Indebtedness of the Company or any Guarantor owing to any Subsidiary that is not a Guarantor shall be unsecured and subordinated to the Notes;

(vi)          Indebtedness (including Finance Lease Obligations and purchase money Indebtedness (including Indebtedness in respect of mortgage, industrial revenue bond, industrial development bond and similar financings)) of the Company or any of the Subsidiaries financing the acquisition, construction, repair, replacement or improvement of fixed or capital assets (whether through the direct purchase of property or any Person owning such property); provided that such Indebtedness is incurred concurrently with or within 270 days after the applicable acquisition, construction, repair, replacement or improvement; provided, further, that the amount of Indebtedness that may be incurred in reliance on this clause (vi) shall not at any one time outstanding exceed, at the time of incurrence thereof and after giving Pro Forma Effect thereto, the greater of $185.0 million and 30.0% of Consolidated EBITDA for the most recently ended Test Period as of such time;

(vii)         Indebtedness in respect of Swap Agreements (other than Swap Agreements entered into for speculative purposes) solely with respect to energy related hedge agreements and currency risk that presents an actual risk to the business of the Company and the Guarantors, as determined by the Company in good faith;

(viii)        (A) Indebtedness of any Person that becomes a Subsidiary (or of any Person not previously a Subsidiary that is merged or consolidated with or into the Company or a Subsidiary) after the date hereof as a result of an acquisition or Investment, in each case not prohibited by any other provision of this Indenture and not incurred in connection with or in contemplation of such acquisition or Investment, or (B) Indebtedness of any Person that is assumed by the Company or any Subsidiary in connection with or in contemplation of an acquisition of assets by the Company or such Subsidiary not prohibited by any other provision of this Indenture and not incurred in connection with or in contemplation of such acquisition up to an aggregate outstanding principal amount (when aggregated with the aggregate principal amount of Refinancing Indebtedness incurred pursuant to Section 4.05(b)(xxii) in respect of such Indebtedness then outstanding) not to exceed, except as contemplated by Section 4.05(b)(xxii), an amount such that, after giving Pro Forma Effect to the assumption of such Indebtedness and such acquisition or Investment, the First Lien Leverage Ratio is equal to or less than the greater of (I) 3.50 to 1.00; and (II) the First Lien Leverage Ratio immediately prior to the incurrence of such Indebtedness;

(ix)           Indebtedness that is unsecured or secured on a second lien basis in an aggregate principal amount not to exceed $1,200.0 million at any time outstanding and any Permitted Refinancing thereof; provided that such Indebtedness (A) does not mature earlier than the Maturity Date, (B) such Indebtedness shall not have a Weighted Average Life to Maturity shorter than the Weighted Average Life to Maturity of the Notes, (C) such Indebtedness (other than customary bridge loans) does not have mandatory redemption features (other than customary asset sale, insurance and condemnation proceeds events, excess cash flow sweeps, change-of-control offers or events of default and/or customary redemption terms in connection with escrow arrangements) that could result in redemptions of such Indebtedness prior to the Maturity Date (it being understood that the Company and the Subsidiaries shall be permitted to make any AHYDO “catch up” payments, if applicable), (D) such Indebtedness is not guaranteed by any entity that is not the Company or a Guarantor, and (E) such Indebtedness that is secured (i) is not secured by any assets not securing the Secured Notes Obligations, (ii) is subject to the relevant Intercreditor Agreement(s) and (iii) is subject to security agreements relating to such Indebtedness that are substantially the same as the Security Documents (with such differences as determined by the Company are reasonably necessary, acting in good faith); provided, further, that, notwithstanding anything to the contrary herein, such Indebtedness or any Permitted Refinancing thereof may be convertible into or exchangeable for Equity Interests (other than Disqualified Equity Interests) of the Company or any of its direct or indirect parent companies (and cash in lieu of fractional shares thereof), either mandatorily or at the option of the holder or issuer thereof;

(x)            Indebtedness representing deferred compensation to employees, consultants and independent contractors of the Company and its Subsidiaries incurred in the ordinary course of business;

(xi)           Indebtedness consisting of unsecured promissory notes issued by the Company or any Guarantor to current or former officers, directors and employees or their respective estates, spouses or former spouses to finance the purchase or redemption of Equity Interests in the Company (or any direct or indirect parent thereof) permitted by Section 4.06;

(xii)          Indebtedness constituting indemnification obligations or obligations in respect of purchase price or other similar adjustments (including earnout or similar obligations) incurred in connection with any acquisition, Investment or disposition, in each case not prohibited by any other provision of this Indenture;

(xiii)         Indebtedness consisting of obligations under deferred compensation or other similar arrangements incurred in connection with the Permitted Transactions or any acquisition or Investment permitted under this Indenture;

(xiv)        Cash Management Obligations and other Indebtedness in respect of netting services, overdraft protections and similar arrangements and Indebtedness arising from the honoring of a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds, (including Indebtedness owed on a short term basis of no longer than 30 days to banks and other financial institutions incurred in the ordinary course of business of the Company and its Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of the Company and its Subsidiaries);

(xv)          Indebtedness of the Company or any Subsidiary; provided that at the time of the incurrence thereof and after giving Pro Forma Effect thereto, the aggregate outstanding principal amount of Indebtedness outstanding in reliance on this clause (xv) shall not exceed the greater of $155.0 million and 25.0% of Consolidated EBITDA for the most recently ended Test Period as of such time; provided, further, that any such Indebtedness that is secured (other than Finance Lease Obligations) shall be secured on a junior basis to the Secured Notes Obligations;

(xvi)         Indebtedness consisting of (A) the financing of insurance premiums or (B) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(xvii)       Indebtedness incurred by the Company or any of the Subsidiaries in respect of letters of credit, bank guarantees, bankers’ acceptances or similar instruments issued or created, or related to obligations or liabilities incurred, in the ordinary course of business, including in respect of workers compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other reimbursement-type obligations regarding workers compensation claims;

(xviii)       obligations in respect of performance, bid, appeal and surety bonds and performance, bankers’ acceptance facilities and completion guarantees and similar obligations provided by the Company or any of the Subsidiaries or obligations in respect of letters of credit, bank guarantees or similar instruments related thereto, in each case in the ordinary course of business or consistent with past practice;

(xix)         unsecured Indebtedness of the Company or any Guarantor in an aggregate principal amount up to (x) $250.0 million plus (y) an additional amount such that, after giving Pro Forma Effect to the incurrence of such additional amount, the Total Leverage Ratio would be no greater than 5.50 to 1.00; provided that such unsecured Indebtedness (A) is expressly subordinated to the prior payment in full in cash of the Secured Notes Obligations on terms and conditions no less favorable, in any material respect, to the Holders than the terms and conditions set forth in the 2027 Senior Subordinated Note Indenture, (B) will not mature prior to the date that is 91 days after the Maturity Date, (C) has no scheduled amortization or payments of principal prior to the Maturity Date, and (D) has covenant, default and remedy provisions no more restrictive, or mandatory prepayment or repurchase provisions no more onerous or expansive in scope on the Company and its Subsidiaries, taken as a whole, than those set forth in the 2027 Senior Subordinated Note Indenture; provided further, that (A) both immediately prior to and after giving effect thereto, no Event of Default shall exist or result therefrom, (B) the cash interest expense attributable to all Indebtedness incurred pursuant to this clause (xix) after giving effect to such incurrence, shall not increase the aggregate cash interest expense attributable to all Indebtedness incurred pursuant to this clause (xix) or other subordinated Indebtedness of the Company and its Subsidiaries outstanding as of the Issue Date and any Permitted Refinancing of Indebtedness incurred pursuant to this clause (xix), and (C) such Indebtedness is not guaranteed by any entity that is not the Company or a Guarantor;

(xx)          any JV Preferred Equity Interests;

(xxi)         Indebtedness supported by a letter of credit, bank guarantee or similar instrument permitted by this Section 4.05 in a principal amount not to exceed the face amount of such letter of credit, bank guarantee or such other instrument;

(xxii)        any modification, refinancing, refunding, replacement, substitution, renewal or extension (a “Permitted Refinancing”) of all or any portion of Indebtedness, Disqualified Equity Interest or preferred stock incurred under any of clauses (i)(z), (ii), (iii), (vi), (viii), (ix), (xv), (xix), (xxii), (xxiv), (xxviii), (xxix) and (xxxi) of this Section 4.05(b) (the Indebtedness incurred in respect of such Permitted Refinancing, “Refinancing Indebtedness”); provided that:

(A)            the principal amount (or accreted value, if applicable) thereof does not exceed the principal amount (or accreted value, if applicable) of such Indebtedness so modified, refinanced, refunded, renewed or extended except by an amount equal to unpaid accrued interest and premium thereon plus other amounts paid, and fees and expenses incurred, in connection with such modification, refinancing, refunding, replacement, substitution, renewal or extension and by an amount equal to any existing revolving commitments unutilized thereunder to the extent that the portion of any existing and unutilized revolving commitment being refinanced was permitted to be drawn immediately prior to such refinancing and such drawing shall be deemed to have been made,

(B)            other than with respect to a Permitted Refinancing in respect of Indebtedness permitted pursuant to clauses (i)(z), (ii), (iii), (vi), (viii), (xix), or (xxviii) of this Section 4.05(b), Indebtedness resulting from such modification, refinancing, refunding, renewal or extension has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being modified, refinanced, refunded, renewed or extended (other than customary bridge loans),

(C)            if the Indebtedness being modified, refinanced, refunded, renewed or extended is subordinated in right of payment to the Notes, Indebtedness resulting from such modification, refinancing, refunding, renewal or extension is subordinated in right of payment to the Notes on terms at least as favorable to Holders as those contained in the documentation governing the Indebtedness being modified, refinanced, refunded, renewed or extended,

(D)            if the Indebtedness being modified, refinanced, refunded, renewed or extended is secured, the Liens securing such Refinancing Indebtedness have a Lien priority, with respect to the same collateral, equal or junior to the Liens securing the Indebtedness being refinanced (and if the Indebtedness being refinanced is unsecured, the Refinancing Indebtedness Incurred in respect of such Indebtedness may not be secured with any Liens unless otherwise permitted by another provision of this Indenture), and

(E)            if the Indebtedness being modified, refinanced, refunded, renewed or extended is secured by any Collateral, such Refinancing Indebtedness shall not be secured by any asset that is not Collateral, unless the Secured Notes Obligations are also secured by such asset on a pari passu or senior basis.

For the avoidance of doubt, it is understood that a Permitted Refinancing may constitute a portion of an issuance of Indebtedness in excess of the amount of such Permitted Refinancing; provided that such excess amount is otherwise permitted to be incurred under this Section 4.05. For the avoidance of doubt, it is understood and agreed that a Permitted Refinancing includes successive Permitted Refinancings of the same Indebtedness.

(xxiii)       [reserved];

(xxiv)      (A) Indebtedness under the Muvico 2L Notes, and (B) Indebtedness in an aggregate outstanding principal amount not to exceed the aggregate principal amount of any Indebtedness outstanding on the Issue Date pursuant to clause (A) and retired by conversion or exchange into or for Equity Interests of the Company;

(xxv)        to the extent constituting Indebtedness, obligations under the Intercompany Agreements;

(xxvi)       Indebtedness of any Subsidiary that is not a Guarantor incurred in good faith and for bona fide business purposes; provided that the aggregate principal amount of Indebtedness of which the primary obligor or a guarantor is a Subsidiary that is not a Guarantor outstanding in reliance on this clause (xxvi) shall not exceed, at the time of incurrence thereof and after giving Pro Forma Effect thereto, the greater of $31.0 million and 5.0% of Consolidated EBITDA for the most recently ended Test Period as of such time;

(xxvii)      [reserved];

(xxviii)    Indebtedness in the form of Finance Lease Obligations arising out of any Sale Leaseback;

(xxix)       (A) Indebtedness of the Company or any Guarantor consisting of (i) secured bonds, notes or debentures (which bonds, notes or debentures shall be secured by Liens having a junior priority relative to the Liens on the Collateral securing the Secured Notes Obligations) or (ii) secured loans (which loans shall be secured by Liens having a junior priority relative to the Liens on the Collateral securing the Secured Notes Obligations) up to an aggregate outstanding principal amount (when aggregated with the aggregate principal amount of Refinancing Indebtedness incurred pursuant to clause (xxii) of this Section 4.05(b) in respect of such Indebtedness then outstanding) not to exceed, except as contemplated by clause (xxii) of this Section 4.05(b), an amount such that the Secured Leverage Ratio is equal to or less than 5.50 to 1.00 after giving Pro Forma Effect to the incurrence of such Indebtedness; provided that the holders of such Indebtedness or their authorized representative shall have become party to the relevant Intercreditor Agreement(s) and any additional intercreditor agreement required to reflect that such Indebtedness has Liens junior in priority relative to the Liens on the Collateral securing the Secured Notes Obligations. Notwithstanding any of the foregoing, none of the Indebtedness incurred under this clause (xxix) may mature prior to the Maturity Date;

(xxx)         Indebtedness incurred by the Company or any of its Subsidiaries to the extent that the net proceeds thereof are promptly deposited with the Trustee to satisfy and discharge the Notes or exercise the Company’s legal defeasance option or covenant defeasance options set forth in Article 8 in each case, in accordance with this Indenture;

(xxxi)        any Indebtedness pursuant to the Letter of Credit Facility as in effect on the Issue Date; and

(xxxii)       all premiums (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in clauses (i) through (xxxi) above.

(c)            All Indebtedness owed by the Company or a Guarantor to a Subsidiary that is not a Guarantor (or any Guarantee by the Company or a Guarantor of Indebtedness owed to a Subsidiary that is not a Guarantor) shall be unsecured and subordinated to the Secured Notes Obligations.

(d)            For purposes of determining compliance with this Section 4.05, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Indebtedness described in this Section 4.05, the Company shall, in its sole discretion, classify and reclassify or later divide, classify or reclassify such item of Indebtedness (or any portion thereof) and will only be required to include the amount and type of such Indebtedness in one or more of the above clauses; provided that all Indebtedness outstanding on the Issue Date under (A) the New 1L Term Loan Facility shall be deemed to have been incurred pursuant to clause (i) above and shall not be permitted to be reclassified, and (B) the New 2L Term Loan Facility shall be deemed to have been incurred pursuant to clause (ix) above and shall not be permitted to be reclassified; provided further that if any such portion of such Indebtedness could, based on the financial statements for such Test Period, have been incurred in reliance on Section 4.05(b)(i)(z) or Section 4.05(b)(xxix), such portion of such Indebtedness shall automatically be reclassified as having been incurred under the applicable provisions of Section 4.05(b)(i)(z) or Section 4.05(b)(xxix) (in each case, subject to satisfying any other applicable provision of Section 4.05(b)(i)(z) or Section 4.05(b)(xxix)).

(e)            If Indebtedness originally incurred in reliance upon a percentage of Consolidated EBITDA, the First Lien Leverage Ratio, the Secured Leverage Ratio or the Total Leverage Ratio under any clause of this Section 4.05 is being refinanced under any clause of this Section 4.05 and such refinancing would cause the maximum amount of Indebtedness thereunder to be exceeded at such time, then such refinancing will nevertheless be permitted thereunder and such additional Indebtedness will be deemed to have been incurred, and permitted to be incurred, under such applicable clause, so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of Indebtedness being refinanced plus amounts permitted by the next sentence. Any such Refinancing Indebtedness shall be permitted to include additional Indebtedness incurred to pay premiums (including tender premiums), defeasance costs, underwriting discounts, accrued and unpaid interest, dividends and fees, costs and expenses (including upfront fees, original issue discount or similar fees) in connection with such Refinancing.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness or Disqualified Equity Interests will not be deemed to be an incurrence of Indebtedness or Disqualified Equity Interests for purposes of this Section 4.05.

Section 4.06          Limitation on Restricted Payments and Prepayments of Junior Financing.

(a)            The Company will not, and will not permit any Subsidiary to, pay or make, directly or indirectly:

(i)            any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in the Company or any Subsidiary,

(ii)            any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Equity Interests in the Company or any Subsidiary or any option, warrant or other right to acquire any such Equity Interests; or

(iii)           any Restricted Investment;

(such payments or any other actions described in clauses (i) through (iii) above are collectively referred to as “Restricted Payments”).

(b)            Notwithstanding Section 4.06(a):

(i)            the Company and each Subsidiary may make Restricted Payments to the Company or any other Subsidiary; provided that in the case of any such Restricted Payment by a Subsidiary that is not a wholly-owned Subsidiary of the Company, such Restricted Payment is made to the Company, any Subsidiary and to each other owner of Equity Interests of such Subsidiary based on their relative ownership interests of the relevant class of Equity Interests;

(ii)            Restricted Payments to satisfy appraisal or other dissenters’ rights, pursuant to or in connection with a consolidation, amalgamation, merger, transfer of assets or acquisition that is not prohibited by this Indenture;

(iii)           the Company may declare and make dividend payments or other distributions payable solely in the Equity Interests (other than Disqualified Equity Interests) of such Person;

(iv)          [reserved];

(v)           repurchases of Equity Interests in the Company (or Restricted Payments by the Company to allow repurchases of Equity Interest in any direct or indirect parent of the Company) deemed to occur upon exercise of stock options or warrants or other incentive interests if such Equity Interests represent a portion of the exercise price of such stock options or warrants or other incentive interest;

(vi)          Restricted Payments to redeem, acquire, retire or repurchase its Equity Interests (or any options, warrants, restricted stock units or stock appreciation rights or other equity-linked interests issued with respect to any of such Equity Interests) (or make Restricted Payments to allow any of the Company’s direct or indirect parent companies to so redeem, retire, acquire or repurchase their Equity Interests) held by current or former officers, managers, consultants, directors and employees (or their respective Affiliates, spouses, former spouses, other Permitted Transferees, successors, executors, administrators, heirs, legatees or distributees) of the Company (or any direct or indirect parent thereof) and its Subsidiaries, upon the death, disability, retirement or termination of employment of any such Person or otherwise in accordance with any stock option or stock appreciation rights plan, any management, director and/or employee stock ownership or incentive plan, stock subscription plan, profits interest, employment termination agreement or any other employment agreements or equity holders’ agreement; provided that such Equity Interests cannot be sold at any time on any national stock exchange or equivalent; provided further that, except with respect to non-discretionary repurchases, the aggregate amount of Restricted Payments permitted by this clause (vi) after the Issue Date, together with the aggregate amount of loans and advances made pursuant to clause (m) of the definition of “Permitted Investments” in lieu thereof, shall not exceed $1.0 million in any fiscal year;

(vii)         Restricted Payments in cash in lieu of payments required pursuant to Intercompany Agreements;

(viii)        in addition to the foregoing Restricted Payments, the Company and its Subsidiaries may make additional Restricted Payments, so long as no Event of Default shall have occurred and be continuing or would result therefrom, in an aggregate amount, when taken together with the aggregate amount of loans and advances to a Parent Entity made pursuant to clause (m) of the definition of “Permitted Investments” in lieu of Restricted Payments permitted by this clause, not to exceed an amount at the time of making any such Restricted Payment and together with any other Restricted Payment made utilizing this clause (viii) after the Issue Date not to exceed $50.0 million;

(ix)           redemptions in whole or in part of any of its Equity Interests for another class of its Equity Interests or with proceeds from substantially concurrent equity contributions or issuances of new Equity Interests; provided that such new Equity Interests contain terms and provisions at least as advantageous to Holders in all respects material to their interests as those contained in the Equity Interests redeemed thereby;

(x)            (a) payments made or expected to be made in respect of withholding or similar taxes payable by any future, present or former employee, director, manager or consultant and any repurchases of Equity Interests in consideration of such payments including deemed repurchases in connection with the exercise of stock options and the vesting of restricted stock and restricted stock units and (b) payments or other adjustments to outstanding Equity Interests in accordance with any management equity plan, stock option plan or any other similar employee benefit plan, agreement or arrangement in connection with any Restricted Payment;

(xi)           the Company may (a) pay cash in lieu of fractional Equity Interests in connection with any dividend, split or combination thereof or any acquisition (or other similar Investment) not prohibited by any other provision of this Indenture, and (b) honor any conversion request by a holder of convertible Indebtedness and make cash payments in lieu of fractional shares in connection with any such conversion and may make payments on convertible Indebtedness in accordance with its terms;

(xii)          [reserved]; and

(xiii)         payments made or expected to be made by the Company or any Subsidiary in respect of withholding or similar taxes payable upon exercise of Equity Interests by any future, present or former employee, director, officer, manager or consultant (or their respective controlled Affiliates, Immediate Family Members or Permitted Transferees) and any repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants or required withholding or similar taxes.

For purposes of determining compliance with this Section 4.06, in the event that a proposed Restricted Payment (or a portion thereof) meets the criteria of any of clauses (i) through (xiii) of Section 4.06(b) above (or any sub-clause therein), the Company will be entitled to classify or later reclassify (based on circumstances existing on the date of such reclassification) such Restricted Payment (or portion thereof) between clauses (i) through (xiii) of Section 4.06(b) (or any sub-clause therein), in a manner that otherwise complies with this Section 4.06.

(c)            The Company will not, and will not permit any Subsidiary to, make or pay, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any Junior Financing, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Junior Financing, except:

(i)            payments of regularly scheduled interest and principal payments as, in the form of payment and when due in respect of any Indebtedness, other than payments in respect of any Junior Financing prohibited by the subordination provisions thereof;

(ii)            refinancings of Junior Financing with proceeds of other Junior Financing permitted to be incurred under Section 4.05;

(iii)           (A) the conversion of any Junior Financing to Equity Interests (other than Disqualified Equity Interests) of the Company or any of its direct or indirect parent companies; or (B) repayments, redemptions, purchases, defeasances and other payments of Junior Financing from the proceeds of any issuance of Equity Interests (other than Disqualified Equity Interests) of the Company or any of its direct or indirect parent companies, the proceeds of which are used to concurrently finance such repayment, redemption, purchase, defeasance or other payment;

(iv)          prepayments, redemptions, purchases, defeasances and other payments in respect of Junior Financing prior to their scheduled maturity (A) in an aggregate amount, when taken together with the aggregate amount of loans and advances to a Parent Entity made pursuant to clause (m) of “Permitted Investments” in lieu of Restricted Payments permitted by this clause (A) not to exceed the greater of $62.0 million and 10.0% of Consolidated EBITDA for the most recently ended Test Period after giving Pro Forma Effect to the making of such prepayment, redemption, purchase, defeasance or other payment, and (B) so long as no Event of Default shall have occurred and be continuing or would result therefrom; and

(v)           prepayments, redemptions, purchases, defeasances and other payments of the New 2L Term Loan Facility (A) with the proceeds of any issuance of Equity Interests (other than Disqualified Equity Interests) of the Company or any of its direct or indirect parent companies, the proceeds of which are used to concurrently finance such repayment, redemption, purchase, defeasance or other payment, (B) from cash on hand in an aggregate amount not to exceed $100.0 million, or (C) in connection with any prepayment of the New 2L Term Loan Facility made within 180 days after the Issue Date with the proceeds of Equity and/or Equity-Linked Indebtedness (as defined in the Second Lien Credit Agreement).

For purposes of determining compliance with this Section 4.06, in the event that any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any Junior Financing, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Junior Financing (or a portion thereof) meets the criteria of clauses (i) through (v) of Section 4.06(c) (or any sub-clause therein), the Company will be entitled to classify or later reclassify (based on circumstances existing on the date of such reclassification) such payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any Junior Financing, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Junior Financing (in each case, or portion thereof) between clauses (i) through (v) of Section 4.06(c) (or any sub-clause therein), in a manner that otherwise complies with this Section 4.06.

Notwithstanding anything herein to the contrary, the foregoing provisions of this Section 4.06 will not prohibit the payment of any Restricted Payment or the consummation of any irrevocable redemption, purchase, defeasance or other payment within 60 days after the date of declaration thereof or the giving of such irrevocable notice, as applicable, if at the date of declaration or the giving of such notice such payment would have complied with the provisions of this Indenture.

Section 4.07          Limitation on Liens.

(a)            The Company will not and will not permit any Subsidiary to create, incur or assume any Lien (other than Permitted Liens) (each, an “Initial Lien”) that secures obligations under any Indebtedness on any asset or property of the Company or any Subsidiary unless, in the case of Initial Liens on any asset or property that is not Collateral, the Notes are equally and ratably secured with (or, in the event the Lien relates to Junior Financing, are secured on a senior basis to) the obligations so secured.

(b)            Any Lien created for the benefit of Holders of the Notes pursuant to this Section 4.07 shall provide by its terms that such Lien be deemed automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien. In addition, in the event that an Initial Lien is or becomes a Permitted Lien, the Company may, at its option and without consent from any Holder, elect to release and discharge any Lien created for the benefit of the Holders pursuant to the preceding paragraph in respect of such Initial Lien.

Section 4.08          Limitation on Transactions with Affiliates.

(a)            The Company will not, and will not permit any Subsidiary to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions respect thereto with, any of its Affiliates, except:

(i)            (A) transactions with the Company or any Subsidiary and (B) transactions involving aggregate payments or consideration of less than the greater of $31.0 million and 5.0% of Consolidated EBITDA for the most recently ended Test Period prior to such transaction;

(ii)            on terms substantially as favorable to the Company or such Subsidiary as would be obtainable by the Company or such Subsidiary at the time in a comparable arm’s-length transaction with a Person other than an Affiliate;

(iii)           the Permitted Transactions and the payment of fees and expenses related to the Permitted Transactions;

(iv)          issuances of Equity Interests of the Company to the extent otherwise permitted by this Indenture;

(v)           employment and severance arrangements (including salary or guaranteed payments and bonuses) between the Company and its Subsidiaries and their respective officers and employees in the ordinary course of business or otherwise in connection with the Permitted Transactions;

(vi)          payments by the Company and its Subsidiaries pursuant to tax sharing agreements among the Company and its Subsidiaries on customary terms to the extent attributable to the ownership or operation of the Company and its Subsidiaries, to the extent payments are permitted by Section 4.06;

(vii)         the payment of customary fees and reasonable out-of-pocket costs to, and indemnities provided on behalf of, directors, officers and employees of a Parent Entity (or any direct or indirect parent company thereof), the Company and its Subsidiaries in the ordinary course of business and consistent with past practices to the extent attributable to the ownership or operation of the Company and its Subsidiaries;

(viii)        transactions pursuant to any agreement or arrangement in effect as of the Issue Date, or any amendment, modification, supplement or replacement thereto (so long as any such amendment, modification, supplement or replacement is not disadvantageous in any material respect to Holders when taken as a whole as compared to the applicable agreement or arrangement as in effect on the Issue Date as determined by the Company in good faith);

(ix)           Restricted Payments permitted under Section 4.06 (or Investments made pursuant to clause (m) of the definition of “Permitted Investments”);

(x)            customary payments by the Company and any of its Subsidiaries made for any financial advisory, consulting, financing, underwriting or placement services or in respect of other investment banking activities (including in connection with acquisitions, divestitures or financings) and any subsequent transaction or exit fee, which payments are approved by the majority of the members of the Board of Directors or a majority of the disinterested members of the Board of Directors of such Person in good faith;

(xi)           the issuance or transfer of Equity Interests (other than Disqualified Equity Interests) of the Company to any Permitted Holder or to any former, current or future director, manager, officer, employee or consultant (or any Affiliate of any of the foregoing) of the Company, any of the Subsidiaries or any direct or indirect parent thereof;

(xii)          transactions contemplated by, and permitted under, the Intercompany Agreements;

(xiii)         Affiliate repurchases of the loans and/or commitments under the Credit Facilities to the extent permitted under the agreements governing the Credit Facilities and of the Notes, and the holding of such loans and the Notes and the payments and other related transactions in respect thereof;

(xiv)         [reserved];

(xv)          loans, Investments and other transactions by the Company and its Subsidiaries to the extent permitted under this Indenture; and

(xvi)         loans, advances and other transactions between or among the Company, any Subsidiary and/or any joint venture (regardless of the form of legal entity) in which the Company or any Subsidiary has invested (and which Subsidiary or joint venture would not be an Affiliate of a Parent Entity but for such Parent Entity’s or a Subsidiary’s ownership of Equity Interests in such joint venture or Subsidiary) to the extent not otherwise prohibited hereunder.

Section 4.09          Negative Pledge. The Company shall not, and shall not permit any of its Subsidiaries to enter into any agreement, instrument, deed or lease that prohibits or limits the ability of the Company or any Guarantor to create, incur, assume or suffer to exist any Lien upon any of their respective properties or revenues, whether now owned or hereafter acquired, for the benefit of the Holders with respect to the Secured Notes Obligations.

The provisions of the above paragraph shall not apply to restrictions and conditions imposed by:

(a)            (i) Requirements of Law, (ii) any documentation governing Indebtedness incurred pursuant to Section 4.05(b)(i), (iii) this Indenture, (iv) the Security Documents, (v) [reserved] (vi) any documentation governing Indebtedness incurred pursuant to Section 4.05(b)(xxix), the New 2L Term Loan Facility, the Muvico 2L Notes Indenture or Indebtedness arising under any other indentures, agreements or similar documents evidencing senior or subordinated Indebtedness or other debt securities of the Company or any of its Subsidiaries not prohibited by this Indenture, (vii) [reserved], (viii) any documentation governing Indebtedness incurred pursuant to Section 4.05(b)(xxviii) and (ix) any documentation governing any Permitted Refinancing incurred to refinance any such Indebtedness referenced in clauses (i) through (viii) above; provided that with respect to Indebtedness referenced in (A) clauses (ii) and (viii) above, such restrictions shall be no materially more restrictive in any material respect than the restrictions and conditions in this Indenture or, in the case of Junior Financing, are market terms at the time of issuance and (B) clause (vi) above, such restrictions shall not expand the scope in any material respect of any such restriction or condition contained in the Indebtedness being refinanced;

(b)            customary restrictions and conditions existing on the Issue Date and any extension, renewal, amendment, modification or replacement thereof, except to the extent any such amendment, modification or replacement expands the scope of any such restriction or condition;

(c)            restrictions and conditions contained in agreements relating to the sale of a Subsidiary or any assets pending such sale; provided that such restrictions and conditions apply only to the Subsidiary or assets that is or are to be sold and such sale is permitted hereunder;

(d)            customary provisions in leases, licenses and other contracts restricting the assignment thereof;

(e)            restrictions imposed by any agreement relating to secured Indebtedness not prohibited by this Indenture to the extent such restriction applies only to the property secured by such Indebtedness;

(f)            any restrictions or conditions set forth in any agreement in effect at any time any Person becomes a Subsidiary (but not any modification or amendment expanding the scope of any such restriction or condition); provided that such agreement was not entered into in contemplation of such Person becoming a Subsidiary and the restriction or condition set forth in such agreement does not apply to the Company or any Subsidiary;

(g)            restrictions or conditions in any Indebtedness permitted pursuant to Section 4.05 that is incurred or assumed by Subsidiaries that are not Guarantors to the extent such restrictions or conditions are no more restrictive in any material respect than the restrictions and conditions in this Indenture or are market terms at the time of issuance and are imposed solely on such Subsidiary and its Subsidiaries;

(h)            restrictions on cash (or Cash Equivalents) or other deposits imposed by agreements entered into in the ordinary course of business (or other restrictions on cash or deposits constituting Permitted Encumbrances);

(i)             [reserved];

(j)             customary provisions in joint venture agreements and other similar agreements applicable to joint ventures permitted by Section 4.05 and applicable solely to such joint venture and entered into in the ordinary course of business; and

(k)            customary net worth provisions contained in real property leases entered into by Subsidiaries, so long as the Company has determined in good faith that such net worth provisions could not reasonably be expected to impair the ability of the Company and its Subsidiaries to meet their ongoing obligations.

Section 4.10          Future Guarantors.  After the Issue Date, subject to the Agreed Security Principles, the Company will cause each Subsidiary which guarantees obligations under (a) the Senior Credit Facilities, (b) the New 2L Term Loan Facility, (c) any Credit Facility incurred by the Company or any Guarantor under Section 4.05(b)(i) in an aggregate principal amount in excess of $250.0 million or (d) any other capital markets debt securities of the Company or any Guarantor in an aggregate principal amount in excess of $250.0 million to execute and deliver a supplemental indenture to this Indenture, providing for a Guarantee by such Subsidiary and joinders to any applicable Intercreditor Agreement and applicable Security Documents or new intercreditor agreements and security documents, together with any filings and agreements to the extent required by the Security Documents to create or perfect the security interests for the benefit of the Holders in the Collateral of such Subsidiary, within 90 days of the date of such Subsidiary’s guarantee of such other Indebtedness, pursuant to which such Guarantor will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium and Additional Amounts, if any, and interest, if any, on the Notes on a senior secured basis. Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Subsidiary without rendering the Subsidiary Guarantee as it relates to such Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent or detrimental transfer or similar laws affecting the rights of creditors generally.

Section 4.11          Change of Control. Upon the occurrence of a Change of Control, unless the Company has previously or concurrently delivered a redemption notice with respect to all the outstanding Notes as described under Section 3.03, the Company will be required to make an offer (a “Change of Control Offer”) to purchase all outstanding Notes (as described in this Indenture) at a purchase price equal to 101% of their principal amount (or such higher amount as the Company may determine (any Change of Control Offer at a higher amount, an “Alternate Offer”)) (such price, the “Change of Control Payment”) plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 60 days following the date upon which the Change of Control occurred, the Company must send, electronically or by first class mail to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, a notice to each Holder of Notes, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice will state:

(1)            that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Company;

(2)            the purchase price and the purchase date, which will be no earlier than 20 Business Days nor later than 60 days from the date such notice is sent (the “Change of Control Payment Date”); provided, that the Change of Control Payment Date shall be delayed until such time (including more than 60 days after the date such notice is sent) as any or all such conditions referred to in clause (8) below shall be satisfied or waived;

(3)            that any Notes not properly tendered will remain outstanding and continue to accrue interest;

(4)            that unless the Company defaults in the payment of the Change of Control Payment plus accrued and unpaid interest on all properly tendered Notes, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5)            that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed or otherwise in accordance with the procedures of DTC, to the Paying Agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6)            until the close of business on the tenth Business Day after the date such notice is sent (or such later time and date as the Company may decide in its sole discretion) (such time and date, the “withdrawal deadline”), that Holders shall be entitled to withdraw their tendered Notes and their election to require the Company to purchase such Notes; provided that the Paying Agent receives, not later than the withdrawal deadline, as electronic transmission (in PDF), a facsimile transmission or letter or other communication in accordance with the procedures of DTC setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7)            that if less than all of such Holder’s Notes are tendered for purchase, such Holder will be issued new Notes (or, in the case of Global Notes, such Notes shall be reduced by such amount of Notes that the Holder has tendered) and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered (the unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof);

(8)            if such notice is sent prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control or such other conditions specified therein and describing each such condition, and, if applicable, stating that, in the Company’s discretion, the Change of Control Payment Date may be delayed until such time (including more than 60 days after the notice is mailed or delivered) as any or all such conditions shall be satisfied or waived, or that such purchase may not occur and such notice may be rescinded in the event that the Company reasonably believes that any or all such conditions (including the occurrence of such Change of Control) will not be satisfied or waived by the Change of Control Payment Date, or by the Change of Control Payment Date as so delayed; and

(9)            such other instructions, as determined by the Company, consistent with this Section 4.11, that a Holder must follow.

If a notice relating to a Change of Control Offer that is subject to one or more conditions precedent (other than the occurrence of a Change of Control) is later rescinded as described in clause (8) above as a result of the failure of such condition(s) to be satisfied or waived (or as a result of the Company reasonably believing that such will be the case), the offer described in such notice will not be deemed a valid “Change of Control Offer” for purposes of this Section 4.11.

The Company will not be required to make a Change of Control Offer following a Change of Control if (i) a third party approved in writing by the Company makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer, (ii) a notice of redemption to the Holders of the Notes has been given pursuant to this Indenture pursuant to Section 3.03 herein or (iii) in the event that upon the consummation of such Change of Control, the Company defeases or discharges the Notes as provided for under Article Eight herein. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Company, or any third party approved in writing by the Company making a Change of Control Offer in lieu of the Company as described above, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Company or such third party will have the right, upon not less than 10 nor more than 60 days’ prior notice, given not more than 60 days following such purchase pursuant to the Change of Control Offer described above, to redeem (with respect to the Company) or purchase (with respect to a third party) all of the Notes that remain outstanding following such purchase on a date (the “Second Change of Control Payment Date”) at a price in cash equal to the Change of Control Payment in respect of the Second Change of Control Payment Date, including, to the extent not included in the Change of Control Payment, accrued and unpaid interest, if any, thereon, to, but excluding, the Second Change of Control Payment Date, subject to the right of Holders of record of Notes on the relevant record date to receive interest due on the relevant interest payment date falling on or prior to the Second Change of Control Payment Date.

If an offer is made to repurchase the Notes pursuant to a Change of Control Offer pursuant to this Section 4.11, the Company will comply with all tender offer rules under state and federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer. To the extent that the provisions of any securities laws or regulations, including Section 14(e) of, and Rule 14e-1 under, the Exchange Act, conflict with the change of control provisions of this Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the change of control provisions of this Indenture by virtue of such compliance.

A Change of Control Offer (including, for the avoidance of doubt, an Alternate Offer) may be made at the same time as consents are solicited with respect to an amendment, supplement or waiver of this Indenture, the Notes and/or the Guarantees so long as the tender of Notes by a Holder is not conditioned upon the delivery of consents by such Holder. In addition, the Company or any third party approved in writing by the Company that is making the Change of Control Offer (including, for the avoidance of doubt, an Alternate Offer) may, subject to applicable law, increase or decrease the Change of Control Payment (or decline to pay any early tender or similar premium) being offered to Holders at any time in its sole discretion, so long as the Change of Control Payment is at least equal to 101% of the aggregate principal amount of the Notes being repurchased, plus accrued and unpaid interest thereon.

Section 4.12          Provision of Financial Information.

(a)            The Company shall file with the SEC and provide the Trustee and Holders of Notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that the Company shall be deemed to have provided such information, documents and other reports to the extent publicly filed or furnished with the SEC and shall not be so obligated to file such information, documents and reports with the SEC if the SEC does not permit such filings but the Company shall still be obligated to provide such information, documents and reports to the Trustee and the Holders of the Notes in such event.

(b)            In addition, to the extent not satisfied by the foregoing, the Company shall furnish to prospective investors, upon their request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act for so long as the Notes are not freely transferable under the Securities Act.

(c)            Notwithstanding the foregoing, (a) the obligations in this Section 4.12 may be satisfied by a parent of the Company; provided that to the extent such information relates to a parent of the Company, such information is accompanied by consolidating information, which may be unaudited, that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Company and its Subsidiaries on a stand-alone basis, on the other hand, and to the extent such information is in lieu of information required to be provided under this Section 4.12, such materials are accompanied by a report and opinion of an independent registered public accounting firm of nationally recognized standing, which report and opinion shall be prepared in accordance with generally accepted auditing standards and (b) (i) in no event shall any financial statements or reports be required to comply with (w) Rule 3-10 of Regulation S-X promulgated by the SEC (or such other rule or regulation that amends, supplements or replaces such Rule 3-10, including for the avoidance of doubt, Rules 13-01 or 13-02 of Regulation S-X promulgated by the SEC), (x) Rule 3-09 of Regulation S-X (or such other rule or regulation that amends, supplements or replaces such Rule 3-09) or (y) Rule 3-16 of Regulation S-X (or such other rule or regulation that amends, supplements or replaces such Rule 3-16) and (ii) in no event shall such financial statements or reports be required to comply with Regulation G under the Exchange Act or Item 10(e) of Regulation S-K promulgated by the SEC with respect to any non-GAAP financial measures contained therein.

(d)            Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of the foregoing shall not constitute actual or constructive notice of any information contained therein, or determinable from information contained therein, including the Company’s compliance with any of its covenants under this Indenture (as to which the Trustee is entitled to rely exclusively on an Officer’s Certificate). The Trustee shall have no duty to review or analyze reports delivered to it under any circumstances. The Trustee shall have no liability or responsibility for the filing, timeliness, or content of such reports.

Section 4.13          Statement as to Compliance. The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year ending after the date hereof, a brief certificate of its principal executive officer, principal financial officer or principal accounting officer stating whether, to such officer’s knowledge, the Company is in compliance with all covenants and conditions to be complied with by it under this Indenture. For purposes of this Section 4.13, such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.

When a Default has occurred and is continuing or if the Trustee, any Holder or the trustee for or the holder of any other evidence of Indebtedness of the Company or any Subsidiary gives any notice or takes any other action with respect to a claimed Default, the Company shall deliver to the Trustee an Officer’s Certificate specifying such Default, notice or other action within 10 Business Days of its occurrence.

Section 4.14          Waiver of Certain Covenants. The Company may omit in any particular instance to comply with any covenant or condition set forth in Sections 4.03 to Section 4.11, Section 4.12(a) and Section 4.16, if the Holders of a majority in aggregate principal amount of the Notes at the time outstanding shall, by written direction of such Holders, waive such compliance in such instance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such covenant or condition shall remain in full force and effect.

Section 4.15          Up-Tiering Transactions. The Company shall not, and shall not permit any of its Subsidiaries to, enter into (a) any Up-Tiering Transaction involving Existing LMT Debt or (b) any transaction designed to circumvent this Section 4.15. Notwithstanding anything to the contrary herein, the foregoing limitation shall not apply so long as such New LMT Debt is offered ratably to each directly and adversely affected Holder (which offer may be made pursuant to a widely disseminated press release or an announcement made through the facilities of DTC) on the same terms and conditions (excluding any Ancillary Fees) as any Holder (or Affiliate of any such Holder) is offered; provided, that, for the avoidance of doubt, any such opportunity (including any fees (other than Ancillary Fees) available prior to the closing thereof) may be provided in connection with a post-closing syndication of such New LMT Debt.

Section 4.16          Asset Sales.

(a)            The Company shall not, and shall not permit any of its Subsidiaries to, consummate, directly or indirectly, an Asset Sale (including (x) the sale or issuance of Equity Interests in a Subsidiary and (y) any Sale Leaseback) unless:

(1)            such Asset Sale is made for Fair Market Value; and

(2)            except in the case of a Permitted Asset Swap or a Sale Leaseback, in any such Asset Sale with a purchase price in excess of the greater of (x) $25.0 million and (y) 5.0% of Consolidated EBITDA for the most recently ended Test Period, at least 100% of the consideration for such Asset Sale, together with all other Asset Sales completed or contractually agreed upon since the Issue Date, received by the Company or such Subsidiary is in the form of cash.

(b)            Within 360 days after receipt of any Net Proceeds from any Asset Sale (the “Asset Sale Proceeds Application Period”), the Company or such Subsidiary, at its option, may apply an amount equal to the Net Proceeds from such Asset Sale (the “Applicable Proceeds”),

(1)            to the extent the assets or property disposed of in the Asset Sale constituted Collateral, to repay (i) Obligations under the Notes, (ii) Obligations under the Senior Credit Facilities, or (iii) any Additional First Lien Obligations and in each case, in the case of revolving obligations, to correspondingly reduce commitments with respect thereto;

(2)            to the extent the assets or property disposed of in the Asset Sale did not constitute Collateral:

(i)            to repay (x) Obligations under the Notes, (y) Obligations under the Senior Credit Facilities, or (z) any Additional First Lien Obligations; or

(ii)           to repay Obligations under any Senior Indebtedness (other than any Senior Indebtedness referred to in clause 4.16(b)(2)(i) above) and in each case, in the case of revolving obligations, to correspondingly reduce commitments with respect thereto; provided that the Company or such Subsidiary will either (A) reduce the aggregate principal amount of Obligations under the Notes on a ratable basis with any such Senior Indebtedness repaid pursuant to this clause 4.16(b)(2)(ii) by, at its option, (x) redeeming Notes as provided under Article 3 and/or (y) purchasing Notes through open-market purchases or in privately negotiated transactions (which may be below par) and/or (B) make an offer (in accordance with the provisions set forth below for an Asset Sale Offer) to all Holders to purchase their Notes on a ratable basis with any Senior Indebtedness repaid pursuant to this clause 4.16(b)(2)(ii) for no less than 100% of the principal amount thereof, plus the amount of accrued and unpaid interest, if any, thereon (which offer shall be deemed to be an Asset Sale Offer for purposes hereof);

(3)             to invest in the business of the Company and its Subsidiaries (including any acquisition or other Investment permitted under this Indenture); or

(4)            any combination of the foregoing;

provided that, in the case of clause (3) above, a binding commitment or letter of intent shall be treated as a permitted application of the Applicable Proceeds from the date of such commitment or letter of intent so long as the Company or such Subsidiary enters into such commitment or letter of intent with the good faith expectation that such Applicable Proceeds will be applied to satisfy such commitment or letter of intent within 180 days of the expiration of the Asset Sale Proceeds Application Period (an “Acceptable Commitment”) and such Applicable Proceeds are actually applied in such manner within 180 days of the expiration of the Asset Sale Proceeds Application Period (the period from the consummation of the Asset Sale to such date, the “Commitment Application Period”), and, in the event any Acceptable Commitment is later cancelled or terminated for any reason after the expiration of the Asset Sale Proceeds Application Period and before the Applicable Proceeds are applied in connection therewith, then such Applicable Proceeds shall constitute Excess Proceeds unless the Company or such Subsidiary reasonably expects to enter into another Acceptable Commitment prior to the expiration of the Commitment Application Period and such Applicable Proceeds are actually applied in such manner prior to the expiration of the Commitment Application Period. To the extent Applicable Proceeds from an Asset Sale exceed amounts that are invested or applied as provided and within the time period set forth in Section 4.16(b), such excess amount will be deemed to constitute “Excess Proceeds”; provided further that any amount of Applicable Proceeds offered to Holders of any Notes pursuant to clause (2) above shall not be deemed to be Excess Proceeds without regard to whether such offer is accepted by any Holders.

If at any time the aggregate amount of Excess Proceeds exceeds the greater of $62.0 million and 10.0% of Consolidated EBITDA for the most recently ended Test Period, then the Company shall within 20 Business Days make an offer to all Holders and, if required or permitted by the terms of any other First Lien Obligations and/or, to the extent that the assets or property disposed of in the Asset Sale were not Collateral, Indebtedness that is pari passu in right of payment with the Notes (“Pari Passu Indebtedness”), to the holders of such First Lien Obligations and/or Pari Passu Indebtedness, as applicable (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount (or accreted value, as applicable) of the Notes and such First Lien Obligations and/or Pari Passu Indebtedness, as applicable, out of the amount of the Excess Proceeds (in the case of any First Lien Obligations and/or Pari Passu Indebtedness, if applicable, is in accordance with the documents governing such First Lien Obligations and/or Pari Passu Indebtedness). The Company shall commence an Asset Sale Offer by sending the notice required pursuant to the terms of Section 3.08, with a copy to the Trustee. The Company may satisfy the foregoing obligation with respect to such Applicable Proceeds from an Asset Sale by making an Asset Sale Offer in advance of being required to do so by this Indenture (an “Advance Offer”) with respect to all or part of the available Applicable Proceeds (the “Advance Portion”).

(c)            If the aggregate principal amount (or accreted value, as applicable) of Notes and, if applicable, First Lien Obligations and/or Pari Passu Indebtedness, tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds (or, in the case of an Advance Offer, the Advance Portion), the Company may use any remaining Excess Proceeds (or, in the case of an Advance Offer, the Advance Portion) in any manner not prohibited by this Indenture. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero (regardless of whether there are any remaining Excess Proceeds upon such completion), and in the case of an Advance Offer, the Advance Portion shall be excluded in subsequent calculations of Excess Proceeds.

(d)            Pending the final application of an amount equal to the Applicable Proceeds pursuant to this Section 4.16, the holder of such Applicable Proceeds may apply any Applicable Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility (including under the Senior Credit Facilities) or otherwise invest such Applicable Proceeds in any manner not prohibited by this Indenture. For the avoidance of doubt, the Company may apply any Retained Declined Proceeds in any manner not prohibited by this Indenture and such Retained Declined Proceeds shall in no event and under no circumstances constitute Excess Proceeds.

(e)            Notwithstanding anything in this Indenture to the contrary, (i) to the extent that any of or all the Applicable Proceeds received by a Foreign Subsidiary are prohibited or delayed under any Requirements of Law from being repatriated to the Company, the portion of such Applicable Proceeds so affected will not be required to be applied in compliance with this Section 4.16 and shall not constitute Excess Proceeds and may be retained by the applicable Foreign Subsidiary so long, but only so long, as the applicable Requirement of Law will not permit repatriation to the Company (the Company hereby agreeing to cause the applicable Foreign Subsidiary to promptly take all actions reasonably required by the applicable Requirement of Law to permit such repatriation), and once such repatriation of any of such affected Net Proceeds is permitted under the applicable Requirement of Law, such repatriation will be promptly effected and such repatriated Applicable Proceeds will be promptly applied (net of additional taxes payable or reserved against as a result thereof) in compliance with this Section 4.16, and (ii) to the extent that and for so long as the Company has determined in good faith that repatriation of any of or all the Applicable Proceeds would have a material adverse tax consequence (taking into account any foreign tax credit or benefit actually realized in connection with such repatriation), the Applicable Proceeds so affected will not be required to be applied in compliance with this Section 4.16 and shall not constitute Excess Proceeds and may be retained by the applicable Foreign Subsidiary; provided that when the Company determines in good faith that repatriation of any of or all the Applicable Proceeds received by such Foreign Subsidiary would no longer have a material adverse tax consequence (taking into account any foreign tax credit or benefit actually realized in connection with such repatriation), such Applicable Proceeds shall be promptly applied (net of additional taxes payable or reserved against as a result thereof) in compliance with this Section 4.16.

(f)            For purposes of clause 4.16(a)(2) of this Section 4.16 (and no other provision), any securities received by the Company or such Subsidiary from such transferee that are converted by the Company or such Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 180 days following the closing of the applicable Asset Sale shall be deemed to be cash.

(g)            The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer or an Advance Offer. To the extent that the provisions of any securities laws or regulations conflict with the asset sale provisions of this Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the asset sale provisions of this Indenture by virtue of such compliance.

(h)            The provisions of this Indenture relating to the Company’s obligation to make an offer to repurchase the Notes as a result of an Asset Sale may be waived or modified at any time with the written consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding. An Asset Sale Offer or Advance Offer may be made at the same time as consents are solicited with respect to an amendment, supplement or waiver of this Indenture, the Notes and/or the Guarantees so long as the tender of the Notes by a Holder is not conditioned upon the delivery of consents by such Holder.

Section 4.17          After-Acquired Collateral. From and after the Issue Date, and subject to the applicable limitations and exceptions set forth in the Security Documents and this Indenture (including with respect to Excluded Assets and Agreed Security Principles), if the Company or any Guarantor creates any additional security interest upon any property or asset that would constitute Collateral to secure any First Lien Obligations, it must concurrently grant a first-priority perfected security interest, subject to Permitted Liens, upon any such Collateral, as security for the Secured Notes Obligations.

Article V.
Successors

Section 5.01          Merger, Consolidation, Amalgamation and Sale of All or Substantially All Assets. The Company shall not consolidate or amalgamate with or merge with or into any other Person or sell, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person unless at the time and after giving effect thereto:

(a)            either: (i) the Company shall be the continuing corporation; or (ii) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance, transfer, lease or disposition the properties and assets of the Company substantially as an entirety (the “Surviving Entity”) shall be an entity organized or existing under the laws of the United States of America or any political subdivision thereof, and shall, in either case, expressly assume all the Obligations of the Company under the Notes, this Indenture, the Security Documents and any applicable Intercreditor Agreement, as applicable;

(b)            immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred and be continuing;

(c)            immediately after giving effect to such transaction and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, except in the case of the consolidation or merger of the Company or any Subsidiary with or into the Company, the Company (or the Surviving Entity if the Company is not the continuing corporation) will (i) have a Fixed Charge Coverage Ratio of at least 2.00 to 1.00, or (ii) have a Fixed Charge Coverage Ratio greater than the Fixed Charge Coverage Ratio immediately prior to such transaction;

(d)            to the extent any assets of the Person who is merged, consolidated or amalgamated with or into the Surviving Entity are assets of the type that would constitute Collateral under the Security Documents, the Surviving Entity will take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the applicable Security Documents in the manner and to the extent required in this Indenture or the applicable Security Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the applicable Security Documents;

(e)            each Guarantor (unless it is the other party to the transactions above, in which case clause (a)(ii) shall apply) shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations in respect of the Notes outstanding and this Indenture pursuant to supplemental indentures.

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(f)             In connection with any consolidation, merger, transfer or lease contemplated in Section 5.01(a), the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or lease and the supplemental indenture in respect thereto comply with the provisions described herein and that all conditions precedent herein provided for or relating to such transaction have been complied with.

(g)            In addition, the Company shall not permit any Guarantor to consolidate with or merge with or into any Person (other than another Guarantor or the Company) and shall not permit the conveyance, transfer or lease of substantially all of the assets of any Guarantor unless:

(i)             the resulting, surviving or transferee Person shall be an entity organized or existing under the laws of the jurisdiction of such Guarantor, as the case may be, or under the laws of the United States of America or any political subdivision thereof and such Person (if not such Guarantor) shall expressly assume all the obligations of such Guarantor under its Guarantee by supplemental indenture, executed and delivered to the Trustee, and joinders to the applicable Security Documents, and any Applicable Intercreditor Agreement;

(ii)            immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the resulting, surviving or transferee Person or any Subsidiary as a result of such transaction as having been incurred by such Person or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(iii)           the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with this Indenture;

(iv)          to the extent any assets of the Person who is merged, consolidated or amalgamated with or into the Guarantor are assets of the type that would constitute Collateral under the Security Documents, the Guarantor will as promptly as reasonably practicable using commercially reasonable efforts take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the applicable Security Documents in the manner and to the extent required in this Indenture or the applicable Security Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the applicable Security Documents; and

(v)            the transaction is made in compliance with Section 4.16.

Section 5.02          Successor Substituted. Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with Section 5.01, the successor entity formed by such a consolidation or into which the Company is merged or to which such transfer is made shall succeed to, shall be substituted for and may exercise every right and power of the Company under the Notes and this Indenture, with the same effect as if such successor entity had been named as the Company herein. In the event of any transaction (other than a lease) described and listed in Section 5.01 in which the Company is not the continuing entity, the successor Person formed or remaining shall succeed to, be substituted for and may exercise every right and power of the Company, and the Company shall be discharged from all obligations and covenants under the Notes and this Indenture.

Article VI.
Defaults and Remedies

Section 6.01          Events of Default. “Event of Default,” wherever used herein, means any one of the following events:

(a)            default in the payment of the principal of or premium and Additional Amounts, if any, on any Note when and as the same shall become due and payable and in the currency required hereunder, whether at the due date thereof or upon acceleration, redemption or otherwise;

(b)            default in the payment of any interest on any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

(c)            default in the performance, or breach, of any covenant or agreement of the Company or any Subsidiary contained in this Indenture or the Security Documents (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in clause (a) or (b) above) and continuance of such default or breach for a period of 30 days after written notice shall have been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 30% in aggregate principal amount of the Notes then outstanding;

(d)            (A) one or more defaults in the payment of principal on Indebtedness of the Company or any Subsidiary, in an aggregate amount of $124.0 million, when the same becomes due and payable at the stated maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived or (B) Indebtedness of the Company or any Subsidiary, in an aggregate amount of $124.0 million, shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled prepayment) prior to the stated maturity thereof;

(e)            an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, court protection, reorganization, dissolution, winding up, arrangement, restructuring, restructuring plan, adjustment, protection, relief or composition or other relief in respect of the Company or any Significant Subsidiary or its debts, or of a material part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, examiner, sequestrator, conservator or similar official for the Company or any Significant Subsidiary or for a material part of its assets, and, in any such case, such proceeding or petition shall continue undismissed or unstayed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(f)             the Company or any Significant Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, court protection, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in paragraph (e) of this Section, (iii) apply for or consent to the appointment of a receiver, trustee, examiner, custodian, sequestrator, conservator, administrator, administrative receiver, compulsory manager, monitor or similar official for the Company or any Significant Subsidiary or for a material part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, or (v) make a general assignment for the benefit of creditors; provided that no Default or Event of Default shall occur or be continuing under clause (e) above or this clause (f) solely as a result of any negotiations and/or any action, proceedings, procedure or step by or in respect of any Foreign Guarantor incorporated or established in Germany pursuant to or in connection with the German Stabilization and Restructuring Framework for Companies (Gesetz über den Stabilisierungs- und Restrukturierungsrahmen für Unternehmen (Unternehmensstabilisierungs- und -restrukturierungsgesetz)) or any similar law in any other country implementing, in whole or in part, Directive (EU) 2019/1023 (Directive on restructuring and insolvency);

(g)            one or more enforceable judgments for the payment of money in an aggregate amount in excess of $124.0 million for the most recently ended Test Period (to the extent not covered by insurance or indemnities as to which the applicable insurance company or third party has not denied its obligation) shall be rendered against the Company, any of the Subsidiaries or any combination thereof and the same shall remain undischarged for a period of 60 consecutive days during which execution shall not be effectively stayed, or any judgment creditor shall legally attach or levy upon assets of the Company or any Guarantor that are material to the businesses and operations of the Company and its Subsidiaries, taken as a whole, to enforce any such judgment;

(h)            (i) any Lien purported to be created under any Security Document (x) shall cease to be, or (y) shall be asserted by the Company or any Guarantor not to be, a valid and perfected Lien on any material portion of the Collateral, except (A) in accordance with the terms of the relevant Security Document and this Indenture, (B) as a result of the failure of the Controlling Collateral Agent or Notes Collateral Agent to (1) maintain possession of any stock certificates, promissory notes or other instruments delivered to it under the Security Documents or (2) file Uniform Commercial Code continuation statements, (C) as to Collateral consisting of real property, to the extent that such losses are covered by a lender’s title insurance policy and such insurer has not denied coverage or (D) as a result of acts or omissions of the Controlling Collateral Agent or Notes Collateral Agent; and (ii) such default continues for 30 days after receipt of written notice given by the Trustee or the Holders of not less than 30% in aggregate principal amount of the then outstanding Notes;

(i)             any material provision of any Security Document or any Guarantee shall for any reason be asserted by the Company or any Guarantor not to be a legal, valid and binding obligation of the Company or such Guarantor other than as expressly permitted hereunder or thereunder; or

(j)            except as permitted by this Indenture, the Guarantee of any Guarantor shall cease to be in full force and effect.

Section 6.02          Acceleration; Rescission and Annulment.

(a)            If an Event of Default (other than an Event of Default specified in Section 6.01(e) or (f)) occurs and is continuing, then and in every such case the Trustee, by notice to the Company, or the Holders of not less than 30% in aggregate principal amount of the Notes outstanding, by notice to the Company and the Trustee, may declare the principal of, premium and Additional Amounts, if any, and accrued and unpaid interest, if any, on, all the Notes to be due and payable. If an Event of Default specified in Section 6.01(e) or (f) occurs and is continuing, then the principal of, premium and Additional Amounts, if any, and accrued and unpaid interest, if any, on, all the Notes shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Trustee shall have no obligation to accelerate the Notes if in the reasonable judgment of the Trustee, acceleration is not in the interest of the Holders.

(b)            At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee as provided hereinafter in this Article, the Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(i)            the Company has paid or deposited, or caused to be paid or deposited, with the Trustee a sum sufficient to pay:

(A)            all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

(B)            all overdue interest on all Notes;

(C)            the principal of (and premium and Additional Amounts, if any, on) any Notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes; and

(D)            to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes; and

(ii)            all Events of Default, other than the non-payment of principal of the Notes which have become due solely by such declaration of acceleration, have been cured or waived.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

(c)            In the event of a declaration of acceleration in respect of the Notes because an Event of Default specified in Section 6.01(d) shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default (i) is Indebtedness in the form of an operating lease entered into by the Company or its Subsidiaries after May 21, 1998 and required to be reflected on a consolidated balance sheet pursuant to EITF 97-10 or any subsequent pronouncement having similar effect, (ii) has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and (iii) written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Company and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Notes, and no other Event of Default has occurred during such 30-day period which has not been cured or waived during such period.

Section 6.03          Other Remedies. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of or interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

Section 6.04          Waiver of Past Defaults. Subject to Section 6.02, the Holders of a majority in aggregate principal amount of the Notes then outstanding voting together as a single class by notice to the Trustee may waive an existing Default and its consequences under this Indenture and the Security Documents, except (a) a Default in the payment of the principal of or interest on a Note held by a non-consenting Holder, (b) a Default arising from a failure to make or consummate a Change of Control Offer in accordance with the provisions of Section 4.11, or (c) a Default in respect of a provision that under Section 9.02 cannot be amended without the consent of each Holder affected. When a Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

Section 6.05          Control by Majority. Subject to any applicable Intercreditor Agreement, Holders of a majority in aggregate principal amount of the Notes then outstanding voting together as a single class may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or Notes Collateral Agent or of exercising any trust or power conferred on the Trustee or Notes Collateral Agent with respect to the Notes. However, the Trustee or the Notes Collateral Agent, as applicable may refuse to follow any direction that conflicts with law or this Indenture or, subject to Section 7.01, that the Trustee or Notes Collateral Agent, as applicable, determines is unduly prejudicial to the rights of other Holders or would involve the Trustee or Notes Collateral Agent, as applicable in personal liability. Prior to taking any action hereunder, the Trustee shall be entitled to reasonable indemnification, in its sole discretion, against all losses and expenses caused by taking or not taking such action.

Section 6.06          Limitation on Suits. Subject to any applicable Intercreditor Agreement, a Holder may not pursue any remedy with respect to this Indenture or the Notes unless:

(a)            such Holder shall have previously given to the Trustee written notice of a continuing Event of Default;

(b)            the Holders of at least 30% in aggregate principal amount of the Notes then outstanding voting together as a single class shall have made a written request, and such Holder or Holders shall have offered, to the extent satisfactory to the Trustee, security or indemnity against the loss, liability or expense (including attorneys’ fees) to be incurred in compliance with such request, to the Trustee to pursue such proceeding as trustee; and

(c)            the Trustee has failed to institute such proceeding and has not received from the Holders of at least a majority in aggregate principal amount of the Notes outstanding a direction inconsistent with such request, within 60 days after such notice, request and offer.

The foregoing limitations on the pursuit of remedies by a Holder shall not apply to a suit instituted by a Holder of Notes for the enforcement of payment of the principal of or interest on such Notes on or after the applicable due date specified in such Note. A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

Section 6.07          Rights of Holders to Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Holder to bring suit for the enforcements of the payment of principal of and interest on the Notes held by such Holder, on or after the respective due dates expressed in the Notes, shall not be impaired or affected without the consent of such Holder.

Section 6.08          Collection Suit by Trustee. If an Event of Default specified in Section 6.01(a) or (b) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company for the whole amount then due and owing (together with interest on any unpaid interest to the extent lawful) and the amounts provided for in Section 7.07.

Section 6.09          Trustee May File Proofs of Claim. The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Holders allowed in any judicial proceedings relative to the Company, its creditors or its property and, unless prohibited by law or applicable regulations, may vote on behalf of the Holders in any election of a trustee in bankruptcy or other Person performing similar functions, and any Custodian in any such judicial proceeding is hereby authorized by each Holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee under Section 7.07.

Section 6.10          Priorities. Subject to the provisions of any applicable Intercreditor Agreement, if the Trustee collects any money or property pursuant to this Article Six, it shall pay out the money or property in the following order:

FIRST: to the Trustee (acting in any capacity hereunder) and the Notes Collateral Agent, in each case for amounts due under Section 7.07;

SECOND: to Holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest, respectively; and

THIRD: to the Company.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section. At least 15 days before such record date, the Company shall mail to each Holder and the Trustee a notice that states the record date, the payment date and amount to be paid.

Section 6.11          Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 or a suit by Holders of more than 10% in aggregate principal amount of the Notes.

Section 6.12          Waiver of Stay or Extension Laws. The Company (to the extent it may lawfully do so) shall not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

Article VII.
Trustee

Section 7.01          Duties of Trustee.

(a)            If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent Person would exercise or use under the circumstances in the conduct of such Person’s own affairs.

(b)            Except during the continuance of an Event of Default:

(i)             the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii)            in the absence of bad faith on its part, the Trustee may conclusively rely, and will be protected in acting or refraining from acting upon, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c)            The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(i)             this subsection (c) does not limit the effect of subsection (b) of this Section;

(ii)            the Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(iii)           the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

(d)            Every provision of this Indenture that in any way relates to the Trustee is subject to subsections (a), (b) and (c) of this Section.

(e)            The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company.

(f)            Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g)            No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

(h)            The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Trust Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture.

Section 7.02          Rights of Trustee. Subject to the provisions of Section 7.01:

(a)            The Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document. The Trustee may, however, in its discretion make such further inquiry or investigation into such facts or matters as it may see fit and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney.

(b)            Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on the Officer’s Certificate or Opinion of Counsel.

(c)            The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d)            The Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers.

(e)            The Trustee will be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders, unless such Holders have offered to the Trustee, to the extent satisfactory to the Trustee, security or indemnity against the loss, liability or expense (including attorneys’ fees) that might be incurred by it in compliance with such request or direction.

(f)             In no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(g)            The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Trust Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture.

(h)            The Trustee shall not be required to give a note, bond or surety in respect of the trusts and powers under this Indenture.

(i)            The Trustee may consult with counsel of its selection, and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Notes shall be full and complete authorization and protection from liability in respect to any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(j)             Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company shall be sufficient if signed by an Officer of the Company.

(k)            The permissive rights of the Trustee to do things enumerated in this Indenture shall not be construed as a duty unless so specified herein.

(l)             None of the Trustee, Paying Agent nor Notes Collateral Agent shall have any liability or responsibility for any calculation hereunder or in connection with the Notes or for any data or other information used in any such calculation or determination hereunder or in connection with the Notes.

Section 7.03          Individual Rights of Trustee. The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or its Affiliate with the same rights it would have if it were not Trustee. Any Paying Agent, Registrar or co-registrar may do the same with like rights. However, the Trustee must comply with Sections 7.10 and 7.11.

Section 7.04          Trustee’s Disclaimer. The Trustee shall not be responsible for and makes no representation as to the validity, priority or adequacy of this Indenture or the Notes, it shall not be accountable for the Company’s use of the proceeds from the Notes, and it shall not be responsible for any statement of the Company in this Indenture or in any document issued in connection with the sale of the Notes or in the Notes other than the Trustee’s certificate of authentication.

Section 7.05          Notice of Defaults. If a Default or Event of Default occurs and is continuing and if it is known to a Trust Officer of the Trustee, the Trustee shall mail to each Holder notice of the Default or Event of Default within 90 days after it is known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default or Event of Default in payment of principal of or interest on any Note, the Trustee may withhold the notice if and so long as it in good faith determines that withholding the notice is in the interests of Holders.

Section 7.06          Reports by Trustee to Holders. As promptly as practicable after each December 31 beginning with December 31, 2026, and in any event prior to March 31 in each year thereafter, the Trustee shall mail to each Holder a brief report dated as of March 31 each year that complies with TIA Section 313(a), if and to the extent required by such subsection. The Trustee shall also comply with TIA Section 313(b) and (c).

A copy of each report at the time of its mailing to Holders shall be filed with the SEC and each stock exchange (if any) on which the Notes are listed. The Company agrees to notify promptly the Trustee whenever the Notes become listed on any stock exchange and of any delisting thereof.

Section 7.07          Compensation and Indemnity. The Company shall pay to the Trustee (acting in any capacity hereunder) and any predecessor Trustee from time to time such compensation for its services as shall from time to time be agreed to in writing by the Company and the Trustee. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee upon request for all documented out-of-pocket expenses incurred or made by it, including costs of collection, in addition to the compensation for its services. Such expenses shall include the documented compensation and expenses, disbursements and advances of the Trustee’s agents, counsel, accountants and experts. The Company shall indemnify the Trustee against any and all loss, liability or expense (including documented attorneys’ fees) incurred by it in connection with the acceptance and administration of this trust and the performance of its duties hereunder. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder. The Company shall defend the claim and the Trustee may have separate counsel and the Company shall pay the fees and expenses of such counsel. The Company need not reimburse any expenses or indemnify against any loss, liability or expense incurred by the Trustee through the Trustee’s own willful misconduct or gross negligence. The Company need not pay for any settlement made by the Trustee without the Company’s consent, such consent not to be unreasonably withheld. All indemnifications and releases from liability granted hereunder to the Trustee shall extend to its officers, directors, employees, agents, successors and assigns.

To secure the Company’s payment obligations in this Section, the Trustee shall have a lien prior to the Notes on all money or property held or collected by the Trustee other than money or property held in trust to pay principal of and interest on particular Notes.

The Company’s payment obligations pursuant to this Section shall survive the resignation or removal of the Trustee and the discharge of this Indenture. When the Trustee incurs expenses after the occurrence of a Default specified in Section 6.01(e) or (f) with respect to the Company, the expenses are intended to constitute expenses of administration under the Bankruptcy Law.

The provisions of this Section shall survive the resignation or removal of the Trustee and the termination of this Indenture.

Section 7.08          Replacement of Trustee. The Trustee may resign at any time by so notifying the Company. The Holders of a majority in aggregate principal amount of the Notes then outstanding may remove the Trustee by so notifying the Trustee and may appoint a successor Trustee. The Company shall remove the Trustee if:

(a)            the Trustee fails to comply with Section 7.10;

(b)            the Trustee is adjudged bankrupt or insolvent;

(c)            a receiver or other public officer takes charge of the Trustee or its property; or

(d)            the Trustee otherwise becomes incapable of acting.

If the Trustee resigns, is removed by the Company or by the Holders a majority in aggregate principal amount of the Notes then outstanding and such Holders do not reasonably promptly appoint a successor Trustee, or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), the Company shall promptly appoint a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 7.07.

If a successor Trustee does not take office within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee or the Holders of 10% in aggregate principal amount of the Notes then outstanding may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 7.10, any Holder who has been a bona fide Holder of a Note for at least six months may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

Notwithstanding the replacement of the Trustee pursuant to this Section, the Company’s obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.

Section 7.09          Successor Trustee by Merger. If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation or banking association without any further act shall be the successor Trustee. In case at the time such successor or successors by merger, conversion or consolidation to the Trustee shall succeed to the trusts created by this Indenture any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated; any such successor to the Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have.

Section 7.10          Eligibility; Disqualification. The Trustee shall at all times satisfy the requirements of TIA Section 310(a).

For purposes of this Section 7.10 and clause (i) of the first proviso contained in TIA Section 310(b), the indenture, dated July 22, 2024, by and among the Company, the guarantors party thereto and GLAS Trust Company LLC providing for the issuance of the 6.00%/8.00% Cash/PIK Toggle Senior Secured Exchangeable Notes due 2030 is hereby deemed to be specifically described.

Section 7.11          Preferential Collection of Claims Against Company. The Trustee shall comply with TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b): A Trustee who has resigned or been removed shall be subject to TIA Section 311(a) to the extent indicated.

Section 7.12          Special Spanish Provisions. Subject to the terms set forth herein, each Holder hereby appoints the Trustee (or its agent or designee) to act as its agent to:

(a)            appear, on behalf of the Holders, before any notary (in Spain or elsewhere) to notarise or raise to the status of a Spanish Public Document any documents (and/or any rectification, amendment, novation, restatement, extension, assignment and/or ratification thereof) together with any actions, documents and agreements related to it;

(b)            enter into, on behalf of the Holders, any contracts and/or ancillary documents that may be required, together with any actions, documents and agreements related to it and to appear, on behalf of the Holders, before any notary (in Spain or elsewhere) to notarise or raise to the status of a Spanish Public Document any documentation related to such Notes Documents;

(c)            carry out any related or ancillary actions which the Trustee reasonably considers to be necessary or convenient; and

(d)            delegate, with the same scope as the authorisations and directions provided herein, for the benefit of a specified person to execute, notarise (including by means of a Spanish Public Document) any documents, even in the event of self-contracting (autocontratación), multiple representation (multirrepresentación) or conflict of interest (conflicto de interés).

Each Holder hereby authorises the Trustee to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Trustee in this 7.12 together with any other incidental rights, powers, authorities and discretions. For the avoidance of doubt, the Trustee has equivalent powers as those of a commissioner (comisario) under the Spanish Companies Act, with authority to act on behalf of the Holders.

Article VIII.
Discharge of Indenture; Defeasance

Section 8.01          Discharge of Liability on Notes; Defeasance.

(a)            When (i) either (A) all outstanding Notes that have been authenticated (other than Notes replaced pursuant to Section 2.07 and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation or (B) all Notes under this Indenture that have not been delivered to the Trustee for cancellation have become due and payable, whether at the Maturity Date or upon redemption or will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption pursuant to Article Three and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. Dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, Additional Amounts and accrued interest to the Maturity Date or redemption date; (ii) no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness, and, in each case the granting of Liens in connection therewith) has occurred and is continuing on the date of such deposit or will occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound; (iii) the Company or any Guarantor has paid or caused to be paid all sums payable by it under this Indenture and the Notes; and (iv) the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes issued thereunder at the Maturity Date or the redemption date, as the case may be, then upon demand of the Company (accompanied by an Officer’s Certificate and an Opinion of Counsel, at the cost and expense of the Company, to the Trustee stating that all conditions precedent specified herein relating to the satisfaction and discharge of this Indenture have been complied with) this Indenture shall be discharged and cease to be of further effect with respect to the Notes and the Liens on the Collateral securing the Notes will be released and the Trustee shall acknowledge satisfaction and discharge of this Indenture.

(b)            Subject to Sections 8.01(c) and 8.02, the Company may, at its option, and at any time, elect to (i) have the obligations of the Company discharged with respect to all outstanding Notes and the applicable Security Documents and all obligations of the Guarantors discharged with respect to their Guarantee, and have Liens on the Collateral securing the Notes released (“legal defeasance option”) or (ii) its and the Guarantors’ obligations under Sections 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.15, 4.16, 4.17, 5.01(b), 5.01(c), 5.01(d), 5.01(e), 5.01(f) and 5.01(g) (“covenant defeasance option”). The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in Sections 6.01(c), (d), (e) (solely with respect to Subsidiaries), (f) (solely with respect to Subsidiaries), (g), (h), (i) and (j).

Upon satisfaction of the conditions set forth herein and upon request of the Company, the Trustee shall acknowledge in writing the discharge of those obligations that the Company terminates.

(c)            Notwithstanding subsections (a) and (b) above, the Company’s obligations in Sections 2.03, 2.04, 2.05, 2.06, 2.07, 2.08, 2.09, 4.01, 7.07, 7.08, 8.03, 8.04, 8.05 and 8.06 shall survive until the Notes have been paid in full. Thereafter, the Company’s obligations in Sections 7.07, 8.04, 8.05 and 8.06 shall survive.

Section 8.02          Conditions to Defeasance. The Company may exercise its legal defeasance option or its covenant defeasance option only if:

(a)            The Company shall irrevocably have deposited or caused to be deposited with the Trustee or its nominee (or another trustee satisfying the requirements of Section 7.10 who shall agree to comply with the provisions of this Article Eight applicable to it) as trust funds in trust for the benefit of the Holders of the Notes, cash in U.S. Dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium and Additional Amounts, if any, on) and interest on the outstanding Notes on the Maturity Date (or redemption date, if applicable) of such principal (and premium and Additional Amounts, if any) or installment of interest;

(b)            in the case of legal defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of this Indenture there has been a change in the applicable U.S. Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(c)            in the case of covenant defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

(d)            No Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness, and, in each case the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit; and

(e)            the Company delivers to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes as contemplated by this Article Eight have been complied with.

Section 8.03          Application of Trust Money.

The Trustee shall hold in trust money or Government Securities deposited with it pursuant to this Article Eight. It shall apply the deposited money and the money from Government Securities, through the Paying Agent and in accordance with this Indenture to the payment of principal of and interest on the Notes.

Section 8.04          Repayment to Company. The Trustee and the Paying Agent shall promptly turn over to the Company upon request any excess money or securities held by them at any time.

Subject to any applicable abandoned property law, the Trustee and the Paying Agent shall pay to the Company upon request any money held by them for the payment of principal, premium, if any, or interest that remains unclaimed for two years, and, thereafter, Holders entitled to the money must look to the Company for payment as general creditors.

Section 8.05          Indemnity for Government Obligations. The Company shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against deposited Government Securities, or the principal and interest received on such Government Securities, other than such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

Section 8.06          Reinstatement. If the Trustee or Paying Agent is unable to apply any money, Government Securities in accordance with this Article Eight by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to this Article Eight until such time as the Trustee or Paying Agent is permitted to apply all such money or Government Securities in accordance with this Article Eight; provided, however, that, if the Company has made any payment of interest on or principal of any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

Article IX.
Amendments

Section 9.01          Without Consent of Holders. The Company, any Guarantor (with respect to its Guarantee, this Indenture, any applicable Intercreditor Agreement or the Security Documents to which it is a party and excluding any amendment or supplement the sole purpose of which is to add an additional Guarantor), the Trustee and the Notes Collateral Agent, without the consent of any Holders, may amend the Notes, the Subsidiary Guarantee, this Indenture, any applicable Intercreditor Agreement or the Security Documents, for any of the following purposes:

(a)            to cure any ambiguity, omission, defect or inconsistency;

(b)            to comply with Section 5.01;

(c)            to provide for uncertificated Notes in addition to or in place of certificated Notes; provided, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code;

(d)            to provide for the assumption of the Company or any Guarantor’s obligations to the Holders pursuant to the terms of this Indenture, any applicable Intercreditor Agreement or any Security Document;

(e)            to add to the covenants for the benefit of the Holders or to surrender any right or power herein conferred upon the Company or a Guarantor;

(f)             to comply with any requirements of the SEC in connection with qualifying, or maintaining the qualification of, this Indenture under the TIA;

(g)            to make any change that does not adversely affect the rights of any Holder;

(h)            to provide for the issuance of Additional Notes in accordance with the terms of this Indenture;

(i)             to evidence and provide for the acceptance and appointment under this Indenture of a successor Trustee, a successor Notes Collateral Agent or a successor Paying Agent hereunder pursuant to the requirements hereof;

(j)             to add a Guarantor, a guarantee of a Parent Entity or a co-obligor of the Notes under this Indenture, any applicable Intercreditor Agreement and/or the Security Documents;

(k)            to make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes as permitted by this Indenture, including, without limitation, to facilitate the issuance and administration of the Notes; provided, however, that such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(l)             to add Collateral with respect to any or all of the Notes and/or the Guarantees;

(m)            to release any Guarantor from its Guarantee pursuant to this Indenture when permitted or required by this Indenture;

(n)            to release any Collateral from the Lien securing the Notes when permitted or required by the Security Documents, this Indenture (including pursuant to Section 4.07(b) and including any release of any Lien that is not then otherwise required by this Indenture to be pledged as security for the Notes) or any applicable Intercreditor Agreement;

(o)            to comply with the rules of any applicable securities depositary;

(p)            to add any Additional First Lien Secured Parties to any Security Documents or any applicable Intercreditor Agreement or add any other junior lien secured parties to any applicable Intercreditor Agreement;

(q)            in the case of any Security Document, to include therein any legend required to be set forth therein pursuant to any applicable Intercreditor Agreement, or to modify any such legend as required by any applicable Intercreditor Agreement;

(r)             with respect to the Security Documents and any applicable Intercreditor Agreement, as provided in the relevant Security Document or any applicable Intercreditor Agreement, as applicable; or

(s)            to provide for the succession of any parties to the Security Documents or any applicable Intercreditor Agreement (and any amendments that are administrative or ministerial in nature) in connection with an amendment, renewal, extension, substitution, refinancing, restructuring, replacement, supplementing or other modification from time to time of the Senior Credit Facilities or any other agreement that is not prohibited by this Indenture.

Upon the request of the Company, and upon receipt by the Trustee of the documents described in Section 9.06, the Trustee and/or the Notes Collateral Agent shall join with the Company and the Guarantors in the execution of any amended or supplemental indenture or security documents or intercreditor agreements authorized or permitted by the terms of this Indenture (provided, that any such intercreditor agreement may reflect that any additional Indebtedness referenced therein has Liens either senior to or junior to the Secured Notes Obligations or any Consolidated First Lien Debt, as applicable, so long as such Liens are permitted under the Indenture, or any joinder with respect to any of the foregoing upon the receipt of an Officer’s Certificate stating that such execution and delivery is permitted by the Indenture and all conditions precedent relating to such execution and delivery have been satisfied) and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee and/or the Notes Collateral Agent shall not be obligated to enter into such amended or supplemental indenture or security documents or intercreditor agreements that affect its own rights, duties or immunities under this Indenture or otherwise.

After an amendment under this Section becomes effective, the Company shall mail to Holders a notice briefly describing such amendment. The failure to give such notice to all Holders, or any defect therein, shall not impair or affect the validity of an amendment under this Section.

Section 9.02          With Consent of Holders. The Company, the Guarantors and the Trustee and the Notes Collateral Agent may modify or amend this Indenture, the Notes, any Subsidiary Guarantee, any applicable Intercreditor Agreement and the other Security Documents and any existing Default or Event of Default or compliance with any provision of this Indenture, the Notes, any Subsidiary Guarantee, any applicable Intercreditor Agreement or any Security Document may be waived, in each case, with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including any consents or waivers obtained in connection with a purchase of, or tender offer (including a Change of Control Offer) or exchange offer for, the Notes). However, without the consent of each Holder affected thereby, a modification or amendment may not:

(a)            change the Maturity Date of the principal of, or the time for payment of any installment of interest on, any Notes, or reduce the principal amount thereof or the rate of interest thereon or any premium or Additional Amount payable upon the redemption thereof, or change the coin or currency in which the principal of any Notes or any premium or Additional Amount or the interest thereon is payable;

(b)            reduce the amount of, or change the coin or currency of, or impair the right to institute suit for the enforcement of, the Change of Control Payment;

(c)            amend the contractual right expressly set forth in this Indenture or any Note of any Holder to institute suit for the enforcement of any payment of principal of, premium and Additional Amounts, if any, or interest on such Note on or after the stated maturity or redemption date of any such Notes;

(d)            reduce the percentage in principal amount of the outstanding Notes, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture;

(e)            modify any of the provisions of this Section or Sections 6.04 and 6.05, except to increase the percentage of outstanding Notes the consent of whose Holders is required for such actions or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Note affected thereby;

(f)             make any change in the provisions of this Indenture described under Section 2.14 that adversely affects the right of any beneficial owner or Holder of the Notes or amends the terms of the Notes in a way that would result in a loss of an exemption from any of the Taxes described thereunder or an exemption from any obligation to withhold or deduct Taxes so described thereunder unless the Payor agrees to pay Additional Amounts, if any, in respect thereof; or

(g)            to the extent not otherwise permitted by this Indenture on the Issue Date, authorize additional Indebtedness that would be issued under this Indenture for the purpose of influencing voting thresholds for purposes of any amendment, modification or waiver of this Indenture.

Notwithstanding the foregoing, without the consent of the Holders of at least 66 2/3% in aggregate principal amount of the Notes then outstanding, no amendment, waiver or modification may: (A) amend, modify, terminate or waive clause (v) of Section 4.05(b), (B) amend, modify, terminate or waive the last paragraph of the definition of “Asset Sales,” (C) release all or substantially all the value of the Guarantees provided under this Indenture (except as expressly provided in this Indenture, the Notes, any Guarantee, any applicable Intercreditor Agreement or any Security Document, as applicable), (D) release all or substantially all of the Collateral from the Liens of the Security Documents (except as expressly provided in this Indenture, the Notes, any Guarantee, any applicable Intercreditor Agreement or any Security Document, as applicable), (E) any waiver, amendment or modification to a provision requiring all Indebtedness owed by the Company or a Guarantor to a Subsidiary that is not a Guarantor to be unsecured and subordinated, (F) amend, modify or waive any provision of this Indenture in a manner that would permit any Subsidiary to be designated as an “Unrestricted Subsidiary” or permit the transfer of any assets (including by Disposition, Investment or Restricted Payment) to “Unrestricted Subsidiaries” or otherwise permit the creation or existence of, or transfer of any assets (including by Disposition, Investment or Restricted Payment) to, a Subsidiary otherwise not subject to the provisions of this Indenture (it being acknowledged that no Subsidiary is an “Unrestricted Subsidiary” hereunder as of the Issue Date); or (G) permit the issuance or incurrence of any Indebtedness (including, for the avoidance of doubt any “debtor-in-possession” facility pursuant to Section 364 of the Bankruptcy Code (or similar financing under applicable law)) with respect to which all or any portion of the Secured Notes Obligations would be subordinated in right of payment or Liens on all or substantially all of the Collateral securing the Secured Notes Obligations would be subordinated (any such other Indebtedness to which the Obligations are subordinated in right of payment or such Liens securing any of the Obligations are subordinated, “Specified Indebtedness”), unless each Holder has been offered a bona fide opportunity (which may be offered pursuant to a widely disseminated press release or an announcement made through the facilities of DTC) to fund or otherwise provide its pro rata share (based on the principal amount of Secured Notes Obligations held by each Holder that are adversely affected thereby) of the Specified Indebtedness on the same terms (other than bona fide backstop fees and reimbursement of counsel fees and other expenses in connection with the negotiation of the terms of such transaction; such fees and expenses, “Ancillary Fees”) as offered to all other providers (or their Affiliates) of the Specified Indebtedness and to the extent such adversely affected Holder decides to participate in the Specified Indebtedness, receive its pro rata share of the fees and any other similar benefit (other than Ancillary Fees) of the Specified Indebtedness afforded to the providers of the Specified Indebtedness (or any of their Affiliates) in connection with providing the Specified Indebtedness; provided, that, for the avoidance of doubt, any such opportunity (including any fees (other than bona fide backstop fees) available prior to the closing thereof) may be provided in connection with a post-closing syndication of the Specified Indebtedness.

Upon the request of the Company and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee of the documents described in Section 9.06, the Trustee and/or the Notes Collateral Agent shall join with the Company in the execution of such amended or supplemental indenture or security documents or intercreditor agreements (provided, that any such intercreditor agreement may reflect that any additional Indebtedness referenced therein has Liens either senior to or junior to the Secured Notes Obligations or any Consolidated First Lien Debt, as applicable, so long as such Liens are permitted under this Indenture, or any joinder with respect to any of the foregoing upon the receipt of an Officer’s Certificate stating that such execution and delivery is permitted by this Indenture and all conditions precedent relating to such execution and delivery have been satisfied) unless such amended or supplemental indenture or security documents or intercreditor agreements directly affect the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such amended or supplemental indenture.

It shall not be necessary for the consent of the Holders under this Section to approve the particular form of any proposed amendment, but it shall be sufficient if such consent approves the substance thereof.

In addition, Holders will be deemed to have consented for purposes of the Security Documents and any applicable Intercreditor Agreement, and the Notes Collateral Agent and the Trustee will be authorized, to amend or supplement the Security Documents or enter into a new intercreditor agreement to add additional secured parties to the extent Liens securing Indebtedness and other Obligations held by such parties are permitted under this Indenture. In executing any such amendment, supplement, consent or waiver to any applicable Intercreditor Agreement or Security Document or in entering into a new intercreditor agreement or Security Document, the Trustee and Notes Collateral Agent shall be entitled to receive and (subject to their duties set forth in this Indenture) shall be fully protected in relying upon an Officer’s Certificate and Opinion of Counsel stating that the execution of such amendment, supplement, consent or waiver or new agreement is authorized or permitted by any applicable Intercreditor Agreement, as applicable, and/or Security Document, as the case may be, and complies with the provisions thereof and of this Indenture. Notwithstanding anything in this Indenture to the contrary, no opinion of counsel shall be required in connection with the execution by the Trustee or Notes Collateral Agent of any such amendment, supplement, consent waiver or other modification to any applicable Intercreditor Agreement and/or the Security Documents or the entry into a new intercreditor agreement or Security Document.

After an amendment under this Section becomes effective, the Company shall deliver, or cause to be delivered, to Holders a notice briefly describing such amendment. The failure to give such notice to all Holders, or any defect therein, shall not impair or affect the validity of an amendment under this Section.

Section 9.03          Actions Taken by Beneficial Owners. In the case of any consent, waiver or other action to be taken by a Holder with respect to Notes beneficially owned by a Person, the Company and the Trustee, in their respective sole discretion, upon evidence satisfactory to each (and any additional information requested by each), that such Notes are beneficially owned by such Person, may accept any consent, waiver or other action taken by such Person with respect to Notes it beneficially owns as having been provided or performed by the Holder thereof.

Section 9.04          Revocation and Effect of Consents and Waivers. A consent to an amendment or a waiver by a Holder of a Note shall bind the Holder and every subsequent Holder of that Note or portion of the Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent or waiver is not made on the Note. However, any such Holder or subsequent Holder may revoke the consent or waiver as to such Holder’s Note or portion of the Note if the Trustee receives the notice of revocation before the date the amendment or waiver becomes effective. After an amendment or waiver becomes effective, it shall bind every Holder. An amendment or waiver becomes effective upon the execution of such amendment or waiver by the Trustee.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to give their consent or take any other action described above or required or permitted to be taken pursuant to this Indenture. Such record date shall be a date not more than 30 days prior to the first solicitation of Holders generally in connection therewith and no later than the date such solicitation is completed. If a record date is fixed, then notwithstanding the immediately preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 180 days after such record date.

For all purposes of this Indenture, all Initial Notes and Additional Notes shall vote together as one series of Notes under this Indenture.

Section 9.05          Notation on or Exchange of Notes. If an amendment changes the terms of a Note, the Trustee may require the Holder of the Note to deliver such Note to the Trustee. The Trustee may place an appropriate notation on the Note regarding the changed terms and return such Note to the Holder. Alternatively, if the Company or the Trustee so determines, the Company in exchange for the Note shall issue and the Trustee shall authenticate a new Note that reflects the changed terms. Failure to make the appropriate notation or to issue a new Note shall not affect the validity of such amendment.

Section 9.06          Trustee To Sign Amendments. The Trustee and the Notes Collateral Agent shall sign any amendment authorized pursuant to this Article Nine if the amendment does not adversely affect the rights, duties, liabilities or immunities of the Trustee and the Notes Collateral Agent. If it does, the Trustee may but need not sign it. In signing such amendment the Trustee shall be entitled to receive indemnity reasonably satisfactory to it, in its sole discretion, and to receive, in addition to the documents required by Section 13.04 and (subject to Section 7.01) shall be fully protected in relying upon and shall be entitled to receive, an Officer’s Certificate and an Opinion of Counsel stating that such amendment is authorized or permitted by this Indenture. Notwithstanding anything in this Indenture to the contrary, no Opinion of Counsel shall be required in connection with the execution by the Trustee or Notes Collateral Agent of any such amendment, supplement, joinder, consent waiver or other modification to any applicable Intercreditor Agreement and/or the Security Documents or the entering into of a new intercreditor agreement or Security Document.

Article X.
Reserved

Article XI.
Guarantee

Section 11.01       Guarantee. Subject to the provisions of this Article Eleven, each Guarantor hereby fully, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, jointly and severally with each other Guarantor, to each Holder of the Notes and the Trustee, the full and punctual payment when due, whether at maturity, by acceleration, by redemption or otherwise, of the principal of, premium, if any, and interest, if any, on the Notes and all other obligations and liabilities of the Company under this Indenture and the Notes (including, without limitation, any interest, fees or expenses accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding, whether or not such interest, fees or expenses is an allowed claim under applicable state, federal or foreign law and the obligations under Section 7.07) (all the foregoing being hereinafter collectively called the “Guarantor Obligations”). Each Guarantor agrees that the Guarantor Obligations will rank equally in right of payment with other indebtedness of such Guarantor, except to the extent such other Indebtedness is subordinate to the Guarantor Obligations. Each Guarantor further agrees (to the extent permitted by law) that the Guarantor Obligations may be extended or renewed, in whole or in part, without notice or further assent from it, and that it will remain bound under this Article Eleven notwithstanding any extension or renewal of any Guarantor Obligation.

Each Guarantor waives presentation to, demand of payment from and protest to the Company of any of the Guarantor Obligations and also waives notice of protest for non-payment. Each Guarantor waives notice of any default under the Notes or the Guarantor Obligations.

Each Guarantor further agrees that its Guarantee herein constitutes a guarantee of payment when due (and not a guarantee of collection) and waives any right to require that any resort be had by any Holder to any security held for payment of the Guarantor Obligations.

Except as set forth in Section 11.02, the obligations of each Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason (other than payment of the Guarantor Obligations in full), including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guarantor Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of each Guarantor herein shall not be discharged or impaired or otherwise affected by (a) the failure of any Holder to assert any claim or demand or to enforce any right or remedy against the Company or any other person under this Indenture, the Notes or any other agreement or otherwise; (b) any extension or renewal granted; (c) any rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture, the Notes or any other agreement; (d) the release of any security held by any Holder or the Trustee for the Guarantor Obligations or any of them; (e) the failure of any Holder to exercise any right or remedy against any other Guarantor; (f) any change in the ownership of the Company; (g) any default, failure or delay, willful or otherwise, in the performance of the Guarantor Obligations; or (h) any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of any Guarantor or would otherwise operate as a discharge of such Guarantor as a matter of law or equity.

Subject to the provisions of Section 4.10, each Guarantor agrees that its Guarantee herein shall remain in full force and effect until payment in full of all the Guarantor Obligations or such Guarantor is released from its Guarantee in compliance with Section 11.03 hereof. Each Guarantor further agrees that its Guarantee herein shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of or interest on any of the Guarantor Obligations is rescinded or must otherwise be restored by any Holder upon the bankruptcy or reorganization of the Company or otherwise.

Each Guarantor agrees that its Guarantee does not apply to any liability to the extent that it would result in its Guarantee constituting unlawful financial assistance within the meaning of Section 678 of the Companies Act 2006.

In furtherance of the foregoing and not in limitation of any other right which any Holder has at law or in equity against any Guarantor by virtue hereof, upon the failure of the Company to pay any of the Guarantor Obligations when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, each Guarantor hereby promises to and will, upon receipt of written demand by the Trustee, forthwith pay, or cause to be paid, in cash, to the Holders an amount equal to the sum of (i) the unpaid amount of such Guarantor Obligations then due and owing and (ii) accrued and unpaid interest on such Guarantor Obligations then due and owing (but only to the extent not prohibited by law).

Each Guarantor further agrees that, as between such Guarantor, on the one hand, and the Holders, on the other hand, (x) the maturity of the Guarantor Obligations guaranteed hereby may be accelerated as provided in this Indenture for the purposes of its Guarantee herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guarantor Obligations guaranteed hereby and (y) in the event of any such declaration of acceleration of such Guarantor Obligations, such Guarantor Obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantor for the purposes of this Guarantee.

Each Guarantor also agrees to pay any and all costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under this Section.

Section 11.02        Execution and Delivery. To further evidence its Guarantee, each Subsidiary and other Person that is required to become a Guarantor hereby agrees to (x) execute this Indenture or (y) in the case of any Person that becomes a Guarantor after the date hereof, execute a supplement to this Indenture, substantially in the form of Exhibit C hereto and deliver it to the Trustee. Concurrently with the execution and delivery of (x) this Indenture or (y) in the case of any Person that becomes a Guarantor after the date hereof, any supplemental indenture to this Indenture, each Guarantor who executes such supplemental indenture agrees that its Guarantee set forth in Section 11.01 shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Guarantee on the Notes.

Each of the Guarantors hereby agrees that its Guarantee set forth in Section 11.01 shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Guarantee.

If an Officer of a Guarantor whose signature is on this Indenture no longer holds that office at the time the Trustee authenticates the Note or at any time thereafter, such Guarantor’s Guarantee of such Note shall nevertheless be valid.

The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of any Guarantee set forth in this Indenture on behalf of each Guarantor.

Section 11.03       Limitation on Liability; Termination, Release and Discharge.

(a)            Any term or provision of this Indenture to the contrary notwithstanding, the obligations of each Guarantor hereunder will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any Guarantees under the Senior Credit Facilities) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under this Indenture, result in the obligations of such Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law and not otherwise being void or voidable under any similar laws affecting the rights of creditors generally.

(b)            Each Guarantor shall be automatically and unconditionally released and discharged from its obligations under this Indenture and its Guarantee and such Guarantee shall automatically and unconditionally terminate, and no further action by such Guarantor, the Company or the Trustee is required for the release of such Guarantor or the termination of such Guarantee:

(i)            upon any sale, exchange, issuance, transfer or other disposition (by merger, consolidation, amalgamation, dividend, distribution or otherwise) of (x) the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Subsidiary or (y) all or substantially all of the assets of such Guarantor to a Person that is not the Company or a Guarantor, in each case, if such sale, exchange, issuance, transfer or other disposition is made in compliance with the applicable provisions of this Indenture (including any amendments thereof);

(ii)            (x) upon the release or discharge of the guarantee by such Guarantor of the obligations under the Senior Credit Facilities or (y) upon the release or discharge of such other guarantee that required such Guarantor to provide such Guarantee pursuant to Section 4.10 except, in each case, (A) a discharge or release by or as a result of payment and (B) if at the time of the release and discharge of such Guarantee, such Guarantor would be required to guarantee the Notes pursuant to any of the provisions of Section 4.10;

(iii)           upon such Guarantor becoming an Excluded Subsidiary in compliance with the applicable provisions of this Indenture;

(iv)          upon the Company exercising its legal defeasance option or covenant defeasance option in accordance with Article 8 or the Company’s obligations under this Indenture being discharged in accordance with the terms of this Indenture;

(v)           upon the merger, amalgamation, consolidation or winding up of such Guarantor with and into the Company or another Guarantor or a Subsidiary that becomes a Guarantor that is the surviving Person in such merger, amalgamation, consolidation or winding up, or upon the liquidation of such Guarantor; or

(vi)           as described under Article 9 hereof.

(c)            In addition, the Company will have the right, upon delivery of an Officer’s Certificate and Opinion of Counsel to the Trustee, to cause any Guarantor that has not guaranteed any Indebtedness under the New Term Loan Facilities and is not otherwise required by the applicable terms of the Indenture to provide a Guarantee, to be unconditionally released and discharged from all obligations under its Guarantee, and such Guarantee will thereupon automatically and unconditionally terminate and be discharged and of no further force or effect.

(d)            No Guarantor will be released from its guarantee or become an Excluded Subsidiary, including as a result of ceasing to be wholly-owned, unless (i) at the time such Guarantor ceases to be wholly-owned or otherwise becomes an Excluded Subsidiary, the primary purpose of such transaction was not to evade the guarantee requirements hereof, (ii) the transaction by which such Guarantor ceases to be wholly-owned or otherwise becomes an Excluded Subsidiary was consummated on an arms’ length basis with an unaffiliated third party and (iii) such transaction otherwise complies with the terms of this Indenture (with the Company being deemed to have made an Investment in such resulting non-Guarantor Subsidiary or Excluded Subsidiary at the time of such transaction and such Investment being permitted pursuant to the Indenture).

Section 11.04       Right of Contribution. Each Guarantor hereby agrees that to the extent that any Guarantor shall have paid more than its proportionate share of any payment made on the obligations under the Guarantees, such Guarantor shall be entitled to seek and receive contribution from and against the Company, or any other Guarantor who has not paid its proportionate share of such payment. The provisions of this Section 11.04 shall in no respect limit the obligations and liabilities of each Guarantor to the Trustee and the Holders and each Guarantor shall remain liable to the Trustee and the Holders for the full amount guaranteed by such Guarantor hereunder.

Section 11.05       No Subrogation. Notwithstanding any payment or payments made by each Guarantor hereunder, no Guarantor shall be entitled to be subrogated to any of the rights of the Trustee or any Holder against the Company or any other Guarantor or any collateral security or guarantee or right of offset held by the Trustee or any Holder for the payment of the Guarantor Obligations, nor shall any Guarantor seek or be entitled to seek any contribution or reimbursement from the Company or any other Guarantor in respect of payments made by such Guarantor hereunder, until all amounts owing to the Trustee and the Holders by the Company on account of the Guarantor Obligations are paid in full. If any amount shall be paid to any Guarantor on account of such subrogation rights at any time when all of the Guarantor Obligations shall not have been paid in full, such amount shall be held by such Guarantor in trust for the Trustee and the Holders, segregated from other funds of such Guarantor, and shall, forthwith upon receipt by such Guarantor, be turned over to the Trustee in the exact form received by such Guarantor (duly indorsed by such Guarantor to the Trustee, if required), to be applied against the Guarantor Obligations.

Article XII.
Collateral

Section 12.01       Security Documents.

(a)            The due and punctual payment of the principal of, premium, Additional Amounts and interest on the Notes when and as the same shall be due and payable, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of, premium, Additional Amounts and interest on the Notes and performance of all other Obligations of the Company and the Guarantors to the Holders or the Trustee under this Indenture, the Notes, the Guarantees and the Security Documents, according to the terms hereunder or thereunder, shall be secured as provided in the Security Documents (including, where applicable, by way of security for the Parallel Debt), which define the terms of the Liens that secure the Secured Notes Obligations, subject to the terms of the Intercreditor Agreements. The Trustee, the Company and the Guarantors hereby acknowledge and agree that the Notes Collateral Agent holds the Collateral in trust for the benefit of the Holders, the Trustee and the Notes Collateral Agent (or, in the case of any Collateral governed by the laws of a jurisdiction that does not recognize the concept of a trust or the holding of accessory security by a person other than the creditor of the secured claim, as creditor of the Parallel Debt and/or as security trustee (Treuhänder) or agent for the Notes Secured Parties, in each case as provided in the applicable Security Documents and Intercreditor Agreements) and pursuant to the terms of the Security Documents and the Intercreditor Agreements. Each Holder, by accepting a Note, consents and agrees to the terms of the Security Documents (including the provisions providing for the possession, use, release and foreclosure of Collateral) and the Intercreditor Agreements as the same may be in effect or may be amended from time to time in accordance with their terms and this Indenture and the Intercreditor Agreements, and authorizes and directs the Notes Collateral Agent to enter into the Security Documents and the Intercreditor Agreements on the Issue Date and to perform its obligations and exercise its rights thereunder in accordance therewith. In the event of conflict between an Intercreditor Agreement and any of the other Security Documents, the applicable Intercreditor Agreement shall control. Each Holder, by its acceptance of a Note, (a) agrees that it will be subject to and bound by and will take no actions contrary to the provisions of the Intercreditor Agreements and (b) authorizes and instructs the Notes Collateral Agent to enter into the Intercreditor Agreements on the Issue Date as the Notes Collateral Agent, and on behalf of such Holder, including without limitation, making the representations of the Holders contained therein. The Company shall deliver to the Notes Collateral Agent copies of all documents required to be filed pursuant to the Security Documents, and will do or cause to be done all such acts and things as may be reasonably required by the next sentence of this Section 12.01, to assure and confirm to the Notes Collateral Agent the security interest in the Collateral contemplated hereby, by the Security Documents or any part thereof, as from time to time constituted, so as to render the same available for the security and benefit of this Indenture and of the Notes secured hereby, according to the intent and purposes herein expressed. The Company and the Guarantors shall, at their sole expense and subject to the Agreed Security Principles, take all actions and make all filings (including filing Uniform Commercial Code (including amendments and continuation statements) and other financing statements, mortgages and deeds of trust) that may be required under applicable law, or that the Trustee or the Notes Collateral Agent may reasonably request, in order to ensure the creation, perfection and priority (or continuance thereof), as security for the Obligations of the Company and the Guarantors to the secured parties under this Indenture, the Notes, the Subsidiary Guarantees, the Intercreditor Agreements and the Security Documents, of a valid and enforceable perfected Lien and security interest in and on all of the Collateral (subject to the terms of the Intercreditor Agreements and the Security Documents), in favor of the Notes Collateral Agent for the benefit of the Holders and the Trustee subject to no Liens other than Permitted Liens.

(b)            It is understood and agreed that prior to the Discharge of the First Lien Credit Agreement Obligations and subject to the terms of the Security Documents, to the extent that the First Lien Credit Agreement Collateral Agent is satisfied with or agrees to any deliveries or documents required to be provided in respect of any matters relating to the Collateral or makes any determination in respect of any matters relating to the Collateral (including, without limitation, extensions of time or waivers for the creation and perfection of security interests in, or the obtaining of title insurance, surveys, legal opinions or other deliverables with respect to, particular assets or the provision of any guarantee by any Subsidiary (including in connection with assets acquired, or Subsidiaries formed or acquired, after the Issue Date) where it determines that such action cannot be accomplished without undue effort or expense by the time or times at which it would otherwise be required to be accomplished by the Senior Credit Facilities), the Notes Collateral Agent shall be deemed to be satisfied with such deliveries and/or documents and the judgment of the First Lien Credit Agreement Collateral Agent in respect of any such matters under the Senior Credit Facilities shall be deemed to be the judgment of the Notes Collateral Agent in respect of such matters under this Indenture and the Security Documents.

Section 12.02       Release of Collateral.

(a)            Collateral may be released from the Liens and security interests created by the Security Documents at any time and from time to time in accordance with the provisions of the Security Documents, the Intercreditor Agreements and this Indenture. Notwithstanding anything to the contrary in the Security Documents, the Intercreditor Agreements and this Indenture, the Company and the Guarantors will be entitled to the release of property and other assets constituting Collateral from the Liens securing the Notes and the Guarantees and security interests created by the Security Documents in such Collateral shall be automatically released under any one or more of the following circumstances:

(i)             upon consummation of the sale, transfer or other disposition of such Collateral by the Company or a Guarantor to any Person other than the Company or a Guarantor, to the extent such sale, transfer or other disposition is permitted under this Indenture;

(ii)            in the case of a Guarantor that is released from its Guarantee pursuant to the terms of this Indenture, with respect to the property and other assets of such Guarantor, upon the release of such Guarantor from its Guarantee;

(iii)           with respect to Collateral that is Capital Stock, upon the dissolution or liquidation of the issuer of that Capital Stock that is permitted by this Indenture;

(iv)          with respect to any Collateral that becomes an “Excluded Asset,” upon it becoming an Excluded Asset;

(v)           in accordance with Section 4.07(b);

(vi)           to the extent the Liens on the Collateral securing the First Lien Credit Agreement Obligations are released by the First Lien Credit Agreement Collateral Agent (other than any release by, or as a result of, payment of the First Lien Credit Agreement Obligations), upon the release of such Liens;

(vii)         in connection with any enforcement action taken by the Controlling Collateral Agent in accordance with the terms of any Intercreditor Agreement;

(viii)        as described under Article 9; or

(ix)           as permitted by Section 4.16.

(b)            The Liens on the Collateral securing the Notes and the Subsidiary Guarantees also shall automatically and without the need for any further action by any Person be terminated and released:

(i)            upon payment in full of the principal of, together with accrued and unpaid interest on, the Notes and all other Obligations in respect of the Notes under this Indenture, the Subsidiary Guarantees and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid;

(ii)            upon a legal defeasance or covenant defeasance with respect to the Notes under this Indenture as described below under Sections 8.01(b) and 8.02, or a satisfaction and discharge of this Indenture as described under Section 8.01(a); or

(iii)           pursuant to the AMC First Lien Intercreditor Agreement or the Centertainment/Odeon First Lien Intercreditor Agreement, in each case as described above and the Security Documents with respect to the Notes.

(c)            In addition, any Lien on any Collateral may be (i) released or subordinated to the holder of any Lien on such Collateral that is created, incurred or assumed pursuant to clauses (iv) or (viii)(A) of the definition of “Permitted Liens” to the extent required by the terms of the obligations secured by such Liens and (ii) subordinated to any Lien on any Mortgaged Property if required under the terms of any lease, easement, right of way or similar agreement affecting the Mortgaged Property provided such lease, easement, right of way or similar agreement is permitted by Section 4.07.

(d)            With respect to any release of Collateral, upon receipt of an Officer’s Certificate stating that all conditions precedent under this Indenture and the Security Documents to such release have been met and that it is permitted for the Trustee or Notes Collateral Agent to execute and deliver the documents requested by the Company in connection with such release and any necessary or proper instruments of termination, satisfaction or release prepared by the Company, the Trustee and the Notes Collateral Agent shall execute, deliver or acknowledge (at the Company’s expense) such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to this Indenture or the Security Documents and shall do or cause to be done (at the Company’s expense) all acts reasonably requested of them to release such Lien as soon as is reasonably practicable. Neither the Trustee nor the Notes Collateral Agent shall be liable for any such release undertaken in reliance upon any such Officer’s Certificate, and notwithstanding any term hereof or in any Security Document to the contrary, the Trustee and the Notes Collateral Agent shall not be under any obligation to release any such Lien and security interest, or execute and deliver any such instrument of release, satisfaction or termination, unless and until it receives such Officer’s Certificate.

Section 12.03        Suits to Protect the Collateral.

Subject to the provisions of Article 7 and the Security Documents, the Trustee may, or may direct the Notes Collateral Agent, to take all actions it determines in order to:

(a)            enforce any of the terms of the Security Documents; and

(b)            collect and receive any and all amounts payable in respect of the Obligations hereunder.

Subject to the provisions of the Security Documents, the Trustee and the Notes Collateral Agent shall have power to institute and to maintain such suits and proceedings as the Trustee may determine to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of any of the Security Documents or this Indenture, and such suits and proceedings as the Trustee may determine to preserve or protect its interests and the interests of the Holders in the Collateral. Nothing in this Section 12.03 shall be considered to impose any such duty or obligation to act on the part of the Trustee or the Notes Collateral Agent.

Section 12.04        Authorization of Receipt of Funds by the Trustee Under the Security Documents.

Subject to the provisions of the Intercreditor Agreements, the Trustee is authorized to receive any funds for the benefit of the Holders distributed under the Security Documents, and to make further distributions of such funds to the Holders according to the provisions of this Indenture.

Section 12.05       Purchaser Protected.

In no event shall any purchaser in good faith of any property purported to be released hereunder be bound to ascertain the authority of the Notes Collateral Agent or the Trustee to execute the applicable release or to inquire as to the satisfaction of any conditions required by the provisions hereof for the exercise of such authority or to see to the application of any consideration given by such purchaser or other transferee; nor shall any purchaser or other transferee of any property or rights permitted by this Article 12 to be sold be under any obligation to ascertain or inquire into the authority of the Company or the applicable Guarantor to make any such sale or other transfer.

Section 12.06       Power Exercisable by Receiver or Trustee.

In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article 12 upon the Company or a Guarantor with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Company or a Guarantor or of any Officer or Officers thereof required by the provisions of this Article 12; and if the Trustee shall be in the possession of the Collateral under any provision of this Indenture, then such powers may be exercised by the Trustee.

Section 12.07       Certain Limits on Collateral.

Notwithstanding anything in this Indenture or any other Security Document, it is understood and agreed that:

(a)            Liens required to be granted from time to time pursuant to this Indenture shall be subject to exceptions and limitations set forth in the Security Documents;

(b)            control agreements or other control or similar arrangements shall not be required with respect to deposit accounts, securities accounts, commodities accounts or other assets specifically requiring perfection by control agreements (other than certain certificated securities), except in each case, to the extent the same are required with respect to the Senior Credit Facilities;

(c)            no perfection actions shall be required with respect to Vehicles and other assets subject to certificates of title;

(d)            no perfection actions shall be required with respect to commercial tort claims with a value less than $15.0 million and no perfection shall be required with respect to promissory notes evidencing debt for borrowed money in a principal amount of less than $15.0 million;

(e)            other than in the Approved Foreign Jurisdiction with respect to any Guarantor organized or existing under the laws of an Approved Foreign Jurisdiction, no actions in any non-U.S. jurisdiction or required by the laws of any non-U.S. jurisdiction shall be required to be taken to create any security interests in assets located or titled outside of the United States (including any Equity Interests of any Foreign Subsidiary, other than any Approved Foreign Guarantor, and any foreign Intellectual Property) or to perfect or make enforceable any security interests in any such assets (it being understood that, other than in the Approved Foreign Jurisdiction with respect to any Guarantor organized or existing under the laws of an Approved Foreign Jurisdiction, there shall be no security agreements or pledge agreements governed under the laws of any non-U.S. jurisdiction other than any Approved Foreign Jurisdiction and other than the governing law of the issuer of any pledged equity);

(f)            no actions shall be required to perfect a security interest in letter of credit rights with a value of less than $15.0 million (other than the filing of UCC financing statements);

(g)            neither the Company nor any Guarantor shall be required to deliver or obtain any landlord lien waivers, estoppel certificates or collateral access agreements or letters; and

(h)            notwithstanding anything to the contrary herein, the First Lien Credit Agreement, the Agreed Security Principles or any other Security Document, (x) no Subsidiary organized under the laws of an Approved Foreign Jurisdiction (including, in each case, their successors) shall be considered a CFC or FSHCO or be subject to any Section 956 Limitations, and (y) neither the Company, any Guarantor nor any of their Subsidiaries shall undertake a restructuring, change in tax status or other similar transaction with the substantial intent to have any Subsidiary organized under the laws of an Approved Foreign Jurisdiction (including, any such Subsidiary’s assets or its outstanding stock) released by reason of any Section 956 Limitations.

Section 12.08        Notes Collateral Agent.

(a)            The Company and each of the Holders by acceptance of the Notes hereby designates and appoints the Notes Collateral Agent as its agent under this Indenture, the Security Documents and the Intercreditor Agreements, and the Company and each of the Holders by acceptance of the Notes hereby irrevocably authorizes the Notes Collateral Agent to take such action on its behalf under the provisions of this Indenture, the Security Documents and the Intercreditor Agreements and to exercise such powers and perform such duties as are expressly delegated to the Notes Collateral Agent by the terms of this Indenture, the Security Documents and the Intercreditor Agreements, and consents and agrees to the terms of the Intercreditor Agreements and each Security Document, as the same may be in effect or may be amended, restated, supplemented or otherwise modified from time to time in accordance with their respective terms. The Notes Collateral Agent agrees to act as such on the express conditions contained in this Section 12.08. Each Holder agrees that any action taken by the Notes Collateral Agent in accordance with the provision of this Indenture, the Intercreditor Agreements and the Security Documents, and the exercise by the Notes Collateral Agent of any rights or remedies set forth herein and therein shall be authorized and binding upon all Holders. Notwithstanding any provision to the contrary contained elsewhere in this Indenture, the Security Documents and the Intercreditor Agreements, the duties of the Notes Collateral Agent shall be ministerial and administrative in nature, and the Notes Collateral Agent shall not have any duties or responsibilities, except those expressly set forth herein and in the Security Documents and the Intercreditor Agreements to which the Notes Collateral Agent is a party, nor shall the Notes Collateral Agent have or be deemed to have any trust or other fiduciary relationship with the Trustee, any Holder or any Grantor, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Indenture, the Security Documents and the Intercreditor Agreements or otherwise exist against the Notes Collateral Agent. Without limiting the generality of the foregoing sentence, the use of the term “agent” in this Indenture with reference to the Notes Collateral Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

(b)            The Notes Collateral Agent may perform any of its duties under this Indenture, the Security Documents or the Intercreditor Agreements by or through receivers, agents, employees, attorneys-in-fact or with respect to any specified Person, such Person’s Affiliates, and the respective officers, directors, employees, agents, advisors and attorneys-in-fact of such Person and its Affiliates (a “Related Person”), and shall be entitled to advice of counsel concerning all matters pertaining to such duties, and shall be entitled to act upon, and shall be fully protected in taking action in reliance upon any advice or opinion given by legal counsel. The Notes Collateral Agent shall not be responsible for the negligence or misconduct of any receiver, agent, employee, attorney-in-fact or Related Person that it selects as long as such selection was made in good faith and with due care.

(c)            None of the Notes Collateral Agent or any of its respective Related Persons shall (i) be liable for any action taken or omitted to be taken by any of them under or in connection with this Indenture or the transactions contemplated hereby (except for its own gross negligence or willful misconduct) or under or in connection with any Security Document or the Intercreditor Agreements or the transactions contemplated thereby (except for its own gross negligence or willful misconduct), or (ii) be responsible in any manner to any of the Trustee or any Holder for any recital, statement, representation, warranty, covenant or agreement made by the Company or any other Grantor or Affiliate of any Grantor, or any Officer or Related Person thereof, contained in this Indenture, the Security Documents or the Intercreditor Agreements, or in any certificate, report, statement or other document referred to or provided for in, or received by the Notes Collateral Agent under or in connection with, this Indenture, the Security Documents or the Intercreditor Agreements, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Indenture, the Security Documents or the Intercreditor Agreements, or for any failure of any Grantor or any other party to this Indenture, the Security Documents or the Intercreditor Agreements to perform its obligations hereunder or thereunder. None of the Notes Collateral Agent or any of its respective Related Persons shall be under any obligation to the Trustee or any Holder to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Indenture, the Security Documents or the Intercreditor Agreements or to inspect the properties, books, or records of any Grantor or any Grantor’s Affiliates.

(d)            The Notes Collateral Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, facsimile, certification, telephone message, statement, or other communication, document or conversation (including those by telephone or e-mail) believed by it to be genuine and correct and to have been signed, sent, or made by the proper Person or Persons, and upon advice and statements of legal counsel (including, without limitation, counsel to the Company or any other Grantor), independent accountants and other experts and advisors selected by the Notes Collateral Agent. The Notes Collateral Agent shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, or other paper or document. The Notes Collateral Agent shall be fully justified in failing or refusing to take any action under this Indenture, the Security Documents or the Intercreditor Agreements unless it shall first receive such advice or concurrence of the Trustee or the Holders of a majority in aggregate principal amount of the Notes as it determines and, if it so requests, it shall first be indemnified to its reasonable satisfaction by the Holders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Notes Collateral Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Indenture, the Security Documents or the Intercreditor Agreements in accordance with a request, direction, instruction or consent of the Trustee or the Holders of a majority in aggregate principal amount of the then outstanding Notes and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Holders.

(e)            The Notes Collateral Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, unless a Trust Officer of the Notes Collateral Agent shall have received written notice from the Trustee or the Company referring to this Indenture, describing such Default or Event of Default and stating that such notice is a “notice of default.” The Notes Collateral Agent shall take such action with respect to such Default or Event of Default as may be requested by the Trustee in accordance with Article 6 or the Holders of a majority in aggregate principal amount of the Notes (subject to this Section 12.08).

(f)            The Notes Collateral Agent may resign at any time by notice to the Trustee and the Company, such resignation to be effective upon the acceptance of a successor agent to its appointment as Notes Collateral Agent. If the Notes Collateral Agent resigns under this Indenture, the Company shall appoint a successor collateral agent. If no successor collateral agent is appointed prior to the intended effective date of the resignation of the Notes Collateral Agent (as stated in the notice of resignation), the Trustee, at the direction of the Holders of a majority of the aggregate principal amount of the Notes then outstanding, may appoint a successor collateral agent, subject to the consent of the Company (which consent shall not be unreasonably withheld and which shall not be required during a continuing Event of Default). If no successor collateral agent is appointed and consented to by the Company pursuant to the preceding sentence within thirty (30) days after the intended effective date of resignation (as stated in the notice of resignation) the Notes Collateral Agent shall be entitled to petition a court of competent jurisdiction to appoint a successor. Upon the acceptance of its appointment as successor collateral agent hereunder, such successor collateral agent shall succeed to all the rights, powers and duties of the retiring Notes Collateral Agent, and the term “Notes Collateral Agent” shall mean such successor collateral agent, and the retiring Notes Collateral Agent’s appointment, powers and duties as the Notes Collateral Agent shall be terminated. After the retiring Notes Collateral Agent’s resignation hereunder, the provisions of this Section 12.08 shall continue to inure to its benefit and the retiring Notes Collateral Agent shall not by reason of such resignation be deemed to be released from liability as to any actions taken or omitted to be taken by it while it was the Notes Collateral Agent under this Indenture.

(g)            The Trustee shall initially act as Notes Collateral Agent and shall be authorized to appoint co-Notes Collateral Agents as necessary in its sole discretion. Except as otherwise explicitly provided herein or in the Security Documents or the Intercreditor Agreements, neither the Notes Collateral Agent nor any of its respective officers, directors, employees or agents or other Related Persons shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof. The Notes Collateral Agent shall be accountable only for amounts that it actually receives as a result of the exercise of such powers, and neither the Notes Collateral Agent nor any of its officers, directors, employees or agents shall be responsible for any act or failure to act hereunder, except for its own gross negligence or willful misconduct.

(h)            The Notes Collateral Agent is authorized and directed to (i) enter into the Security Documents to which it is party, whether executed on or after the Issue Date, (ii) enter into the Intercreditor Agreements, including joinders and supplements thereto, whether executed on or after the Issue Date, (iii) make the representations of the Holders set forth in the Security Documents and Intercreditor Agreements, (iv) bind the Holders on the terms as set forth in the Security Documents and the Intercreditor Agreements and (v) perform and observe its obligations under the Security Documents and the Intercreditor Agreements.

(i)             If at any time or times the Trustee shall receive (i) by payment, foreclosure, set-off or otherwise, any proceeds of Collateral or any payments with respect to the Obligations arising under, or relating to, this Indenture, except for any such proceeds or payments received by the Trustee from the Notes Collateral Agent pursuant to the terms of this Indenture, or (ii) payments from the Notes Collateral Agent in excess of the amount required to be paid to the Trustee pursuant to Article 6, the Trustee shall promptly turn the same over to the Notes Collateral Agent, in kind, and with such endorsements as may be required to negotiate the same to the Notes Collateral Agent such proceeds to be applied by the Notes Collateral Agent pursuant to the terms of this Indenture, the Security Documents and the Intercreditor Agreements.

(j)             The Notes Collateral Agent is each Holder’s agent for the purpose of perfecting the Holders’ security interest in assets which, in accordance with Article 9 of the Uniform Commercial Code can be perfected only by possession. Should the Trustee obtain possession of any such Collateral, upon request from the Company, the Trustee shall notify the Notes Collateral Agent thereof and promptly shall deliver such Collateral to the Notes Collateral Agent or otherwise deal with such Collateral in accordance with the Notes Collateral Agent’s instructions.

(k)            The Notes Collateral Agent shall have no obligation whatsoever to the Trustee or any of the Holders to assure that the Collateral exists or is owned by any Grantor or is cared for, protected, or insured or has been encumbered, or that the Notes Collateral Agent’s Liens have been properly or sufficiently or lawfully created, perfected, protected, maintained or enforced or are entitled to any particular priority, or to determine whether all of the Grantor’s property constituting Collateral intended to be subject to the Lien and security interest of the Security Documents has been properly and completely listed or delivered, as the case may be, or the genuineness, validity, marketability or sufficiency thereof or title thereto, or to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities, and powers granted or available to the Notes Collateral Agent pursuant to this Indenture, any Security Document or the Intercreditor Agreements other than pursuant to the instructions of the Trustee or the Holders of a majority in aggregate principal amount of the Notes or as otherwise provided in the Security Documents.

(l)             If the Company or any Guarantor (i) incurs any obligations in respect of junior priority obligations at any time when none of the AMC First Lien/Second Lien Intercreditor Agreement, the Centertainment First Lien/Second Lien Intercreditor Agreement or the Centertainment/Odeon First Lien/Intermediate Lien Intercreditor Agreement is in effect and (ii) delivers to the Notes Collateral Agent an Officer’s Certificate so stating and requesting the Notes Collateral Agent to enter into the AMC First Lien/Second Lien Intercreditor Agreement, the Centertainment First Lien/Second Lien Intercreditor Agreement and/or the Centertainment/Odeon First Lien/Intermediate Lien Intercreditor Agreement, as applicable, in favor of a designated agent or representative for the holders of the junior priority obligations so incurred, the Notes Collateral Agent shall (and is hereby authorized and directed to) enter into such intercreditor agreement (at the sole expense and cost of the Company, including legal fees and expenses of the Notes Collateral Agent), bind the Holders on the terms set forth therein and perform and observe its obligations thereunder; provided that neither an Officer’s Certificate nor an Opinion of Counsel shall be required pursuant to this Section 12.08(l) in connection with the applicable Intercreditor Agreements (including pursuant to a joinder thereto) to be entered into.

(m)           No provision of this Indenture, the Intercreditor Agreements or any Security Document shall require the Notes Collateral Agent (or the Trustee) to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or thereunder or to take or omit to take any action hereunder or thereunder or take any action at the request or direction of Holders (or the Trustee in the case of the Notes Collateral Agent) unless it shall have received indemnity reasonably satisfactory to the Notes Collateral Agent and the Trustee against potential costs and liabilities incurred by the Notes Collateral Agent relating thereto. Notwithstanding anything to the contrary contained in this Indenture, the Intercreditor Agreements or the Security Documents, in the event the Notes Collateral Agent is entitled or required to commence an action to foreclose or otherwise exercise its remedies to acquire control or possession of the Collateral, the Notes Collateral Agent shall not be required to commence any such action or exercise any remedy or to inspect or conduct any studies of any property under the mortgages or take any such other action if the Notes Collateral Agent has determined that the Notes Collateral Agent may incur personal liability as a result of the presence at, or release on or from, the Collateral or such property, of any hazardous substances. The Notes Collateral Agent shall at any time be entitled to cease taking any action described in this clause if it no longer reasonably deems any indemnity, security or undertaking from the Company or the Holders to be sufficient.

(n)            The Notes Collateral Agent (i) shall not be liable for any action taken or omitted to be taken by it in connection with this Indenture, the Intercreditor Agreements and the Security Documents or instrument referred to herein or therein, except to the extent that any of the foregoing are found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from its own gross negligence or willful misconduct, (ii) shall not be liable for interest on any money received by it except as the Notes Collateral Agent may agree in writing with the Company (and money held in trust by the Notes Collateral Agent need not be segregated from other funds except to the extent required by law) and (iii) may consult with counsel of its selection and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it in good faith and in accordance with the advice or opinion of such counsel. The grant of permissive rights or powers to the Notes Collateral Agent shall not be construed to impose duties to act.

(o)            Neither the Notes Collateral Agent nor the Trustee shall be liable for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters. Neither the Notes Collateral Agent nor the Trustee shall be liable for any indirect, special, punitive, incidental or consequential damages (including but not limited to lost profits) whatsoever, even if it has been informed of the likelihood thereof and regardless of the form of action.

(p)            The Notes Collateral Agent does not assume any responsibility for any failure or delay in performance or any breach by the Company or any other Grantor under this Indenture, the Intercreditor Agreements and the Security Documents. The Notes Collateral Agent shall not be responsible to the Holders or any other Person for any recitals, statements, information, representations or warranties contained in this Indenture, the Security Documents, the Intercreditor Agreements or in any certificate, report, statement, or other document referred to or provided for in, or received by the Notes Collateral Agent under or in connection with, this Indenture, the Intercreditor Agreements or any Security Document; the execution, validity, genuineness, effectiveness or enforceability of the Intercreditor Agreements and any Security Documents of any other party thereto; the genuineness, enforceability, collectability, value, sufficiency, location or existence of any Collateral, or the validity, effectiveness, enforceability, sufficiency, extent, perfection or priority of any Lien therein; the validity, enforceability or collectability of any Obligations; the assets, liabilities, financial condition, results of operations, business, creditworthiness or legal status of any obligor; or for any failure of any obligor to perform its Obligations under this Indenture, the Intercreditor Agreements and the Security Documents. The Notes Collateral Agent shall have no obligation to any Holder or any other Person to ascertain or inquire into the existence of any Default or Event of Default, the observance or performance by any obligor of any terms of this Indenture, the Intercreditor Agreements and the Security Documents, or the satisfaction of any conditions precedent contained in this Indenture, the Intercreditor Agreements and any Security Documents. The Notes Collateral Agent shall not be required to initiate or conduct any litigation or collection or other proceeding under this Indenture, the Intercreditor Agreements and the Security Documents unless expressly set forth hereunder or thereunder. The Notes Collateral Agent shall have the right at any time to seek instructions from the Holders with respect to the administration of this Indenture, the Security Documents and the Intercreditor Agreements.

(q)            The parties hereto and the Holders hereby agree and acknowledge that neither the Notes Collateral Agent nor the Trustee shall assume, be responsible for or otherwise be obligated for any liabilities, claims, causes of action, suits, losses, allegations, requests, demands, penalties, fines, settlements, damages (including foreseeable and unforeseeable), judgments, expenses and costs (including but not limited to, any remediation, corrective action, response, removal or remedial action, or investigation, operations and maintenance or monitoring costs, for personal injury or property damages, real or personal) of any kind whatsoever, pursuant to any environmental law as a result of this Indenture, the Intercreditor Agreements, the Security Documents or any actions taken pursuant hereto or thereto. Further, the parties hereto and the Holders hereby agree and acknowledge that in the exercise of its rights under this Indenture, the Intercreditor Agreements and the Security Documents, the Notes Collateral Agent may hold or obtain indicia of ownership primarily to protect the security interest of the Notes Collateral Agent in the Collateral and that any such actions taken by the Notes Collateral Agent shall not be construed as or otherwise constitute any participation in the management of such Collateral. In the event that the Notes Collateral Agent or the Trustee is required to acquire title to an asset for any reason, or take any managerial action of any kind in regard thereto, in order to carry out any fiduciary or trust obligation for the benefit of another, which in the Notes Collateral Agent or the Trustee’s sole discretion may cause the Notes Collateral Agent or the Trustee to be considered an “owner or operator” under the provisions of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. §9601, et seq., or otherwise cause the Notes Collateral Agent or the Trustee to incur liability under CERCLA or any other federal, state or local law, the Notes Collateral Agent and the Trustee reserves the right, instead of taking such action, to either resign as the Notes Collateral Agent or the Trustee or arrange for the transfer of the title or control of the asset to a court-appointed receiver. Neither the Notes Collateral Agent nor the Trustee shall be liable to the Company, the Guarantors or any other Person for any environmental claims or contribution actions under any federal, state or local law, rule or regulation by reason of the Notes Collateral Agent or the Trustee’s actions and conduct as authorized, empowered and directed hereunder or relating to the discharge, release or threatened release of hazardous materials into the environment. If at any time it is necessary or advisable for property to be possessed, owned, operated or managed by any Person (including the Notes Collateral Agent or the Trustee) other than the Company or the Guarantors, a majority in interest of Holders shall direct the Notes Collateral Agent or the Trustee to appoint an appropriately qualified Person (excluding the Notes Collateral Agent or the Trustee) who they shall designate to possess, own, operate or manage, as the case may be, the property.

(r)             Upon the receipt by the Notes Collateral Agent of a written request of the Company signed by an Officer (a “Security Document Order”), the Notes Collateral Agent is hereby authorized to execute and enter into, and shall execute and enter into, without the further consent of any Holder or the Trustee, any Security Document or amendment or supplement thereto, to be executed after the Issue Date. Such Security Document Order shall (i) state that it is being delivered to the Notes Collateral Agent pursuant to, and is a Security Document Order referred to in, this Section 12.08(r), and (ii) instruct the Notes Collateral Agent to execute and enter into such Security Document or amendment or supplement thereto. Any such execution of a Security Document or amendment or supplement thereto shall be at the direction and expense of the Company, upon delivery to the Notes Collateral Agent of an Officer’s Certificate stating that all conditions precedent to the execution and delivery of the Security Document or amendment or supplement thereto have been satisfied. The Holders, by their acceptance of the Notes, hereby authorize and direct the Notes Collateral Agent to execute such Security Documents or amendment or supplement thereto.

(s)            Subject to the provisions of the applicable Security Documents and the Intercreditor Agreements, each Holder, by acceptance of the Notes, agrees that the Notes Collateral Agent shall execute and deliver the Intercreditor Agreements and the Security Documents to which it is a party and all agreements, documents and instruments incidental thereto, and act in accordance with the terms thereof. For the avoidance of doubt, the Notes Collateral Agent shall have no discretion under this Indenture, the Intercreditor Agreements or the Security Documents and shall not be required to make or give any determination, consent, approval, request or direction without the written direction of the Holders of a majority in aggregate principal amount of the then outstanding Notes or the Trustee, as applicable.

(t)            After the occurrence and continuance of an Event of Default, the Trustee, acting at the direction of the Holders of a majority of the aggregate principal amount of the Notes then outstanding, may direct the Notes Collateral Agent in connection with any action required or permitted by this Indenture, the Security Documents or the Intercreditor Agreements.

(u)            The Notes Collateral Agent is authorized to receive any funds for the benefit of itself, the Trustee and the Holders distributed under the Security Documents or the Intercreditor Agreements and to the extent not prohibited under the Intercreditor Agreements, for turnover to the Trustee to make further distributions of such funds to itself, the Trustee and the Holders in accordance with the provisions of Section 6.10 and the other provisions of this Indenture.

(v)            In each case that the Notes Collateral Agent may or is required hereunder or under any Security Document or any Intercreditor Agreement to take any action (an “Action”), including without limitation to make any determination, to give consents, to exercise rights, powers or remedies, to release or sell Collateral or otherwise to act hereunder or under any Security Document or any Intercreditor Agreement, the Notes Collateral Agent may seek direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes. The Notes Collateral Agent shall not be liable with respect to any Action taken or omitted to be taken by it in accordance with the direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes. If the Notes Collateral Agent shall request direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes with respect to any Action, the Notes Collateral Agent shall be entitled to refrain from such Action unless and until the Notes Collateral Agent shall have received direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes, and the Notes Collateral Agent shall not incur liability to any Person by reason of so refraining.

(w)           Notwithstanding anything to the contrary in this Indenture or in any Security Document or any Intercreditor Agreement, in no event shall the Notes Collateral Agent or the Trustee be responsible for, or have any duty or obligation with respect to, the recording, filing, registering, perfection, protection or maintenance of the security interests or Liens intended to be created by this Indenture, the Security Documents or the Intercreditor Agreements (including without limitation the filing or continuation of any UCC financing or continuation statements or similar documents or instruments), nor shall the Notes Collateral Agent or the Trustee be responsible for, and neither the Notes Collateral Agent nor the Trustee makes any representation regarding, the validity, effectiveness or priority of any of the Security Documents or the security interests or Liens intended to be created thereby.

(x)            Before the Notes Collateral Agent acts or refrains from acting in each case at the request or direction of the Company or the Guarantors, it may require an Officer’s Certificate, which shall conform to the provisions of this Section 12.08 and Sections 13.04 and 13.05; provided that no Officer’s Certificate shall be required in connection with the Security Documents and the Intercreditor Agreements to be entered into by the Notes Collateral Agent on the Issue Date. The Notes Collateral Agent shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate.

(y)            Notwithstanding anything to the contrary contained herein, the Notes Collateral Agent shall not have any duty to take any discretionary action or exercise any discretionary power, except discretionary rights and powers expressly contemplated by the Security Documents, and shall solely act pursuant to the instructions of the Holders and the Trustee solely with respect to the Security Documents and the Collateral.

(z)            The rights, privileges, benefits, immunities, indemnities and other protections given to the Trustee are extended to, and shall be enforceable by, the Notes Collateral Agent as if the Notes Collateral Agent were named as the Trustee herein and the Security Documents were named as in this Indenture.

(aa)          The Company and the Guarantors shall furnish to the Trustee and the Notes Collateral Agent, within 120 days after the end of each fiscal year (beginning with the first fiscal year ending after the Issue Date and after giving effect to any fiscal year end change effected on or after the Issue Date), an Officer’s Certificate (which may be the same certificate required to be delivered by the Company pursuant to Section 4.13) either (i) (x) stating that such action has been taken with respect to the recording, filing, re-recording, and refiling of this Indenture or the Security Documents, as applicable, as are necessary to maintain the perfected Liens of the applicable Security Documents securing the Obligations under applicable law to the extent required by the Security Documents other than any action as described therein to be taken, and (y) stating that on the date of such Officer’s Certificate, all financing statements, financing statement amendments and continuation statements have been or will be executed and filed that are necessary, as of such date or promptly thereafter and during the succeeding 12 months, fully to maintain the perfection (to the extent required by the Security Documents) of the security interests of the Notes Collateral Agent securing the Obligations thereunder and under the Security Documents with respect to the Collateral; provided, that if there is a required filing of a continuation statement or other instrument within such 12-month period and such continuation statement or amendment is not effective if filed at the time of the Officer’s Certificate, such Officer’s Certificate may so state and in that case the Company and the Guarantors shall cause a continuation statement or amendment to be timely filed and become effective so as to maintain such Liens and security interests securing Obligations or (ii) stating that no such action is necessary to maintain such Liens or security interests.

Article XIII.
Miscellaneous

Section 13.01       [Reserved].

Section 13.02       Notices. Any notice or communication shall be in writing and delivered in person or mailed by first-class mail or sent by facsimile (with a hard copy delivered in person or by mail promptly thereafter) and addressed as follows:

if to the Company:

AMC Entertainment Holdings, Inc.

One AMC Way

11500 Ash Street

Leawood, KS 66211

Attention: Legal Department

if to the Trustee:

GLAS Trust Company LLC

3 Second Street, Suite 203

Jersey City, NJ 07311

Attention of: Account Administrator – AMC Entertainment Holdings, Inc.

Email: clientservices.usadcm@glas.agency and TMGUS@glas.agency provided, however, that any reports provided pursuant to Section 4.12 may be communicated via email to the email address of the then current representative of the Trustee.

The Company or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

Any notice or communication mailed to a Holder shall be mailed to the Holder at the Holder’s address as it appears on the registration books of the Registrar and shall be sufficiently given if so mailed within the time prescribed.

Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

All notices, approvals, consents, requests and any communications under this Indenture must be in writing (provided that any communication sent to the Trustee must be in the form of a document that is signed manually or by way of a digital signature provided by DocuSign (or such other digital signature provider as specified in writing to the Trustee by the Company)), in English. The party providing electronic instructions agrees to assume all risks arising out of the use of digital signatures and electronic methods to submit communications to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties; provided, however, that the Trustee’s conduct does not constitute willful misconduct, negligence or bad faith.

Section 13.03       Communication by Holders with Other Holders. Holders may communicate pursuant to TIA Section 312(b) with other Holders with respect to their rights under this Indenture or the Notes. The Company, the Trustee, the Registrar and anyone else shall have the protection of TIA Section 312(c).

Section 13.04       Certificate and Opinion as to Conditions. Except as otherwise specified in this Indenture, upon any request or application by the Company to the Trustee to take or refrain from taking any action under this Indenture, the Company shall furnish to the Trustee:

(a)            an Officer’s Certificate in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of the signer, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b)            an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Section 13.05       Statements Required in Certificate or Opinions. Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture shall include:

(a)            a statement that the individual making such certificate or opinion has read such covenant or condition;

(b)            a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)            a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d)            a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by, the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Section 13.06       When Notes Disregarded. In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company or the Guarantors or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with any of them shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that a Trust Officer knows are so owned shall be so disregarded. Also, subject to the foregoing, only Notes outstanding at the time shall be considered in any such determination.

Section 13.07       Rules by Trustee, Paying Agent and Registrar. The Trustee may make reasonable rules for action by or a meeting of Holders. The Registrar and the Paying Agent or co-registrar may make reasonable rules for their functions.

Section 13.08       Legal Holidays. A “Legal Holiday” is a Saturday, a Sunday or a day on which banking institutions are not required to be open in the States of New York or Missouri. If a payment date is a Legal Holiday, payment shall be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period. If a regular record date is a Legal Holiday, the record date shall not be affected.

Section 13.09       Governing Law. THIS INDENTURE AND THE NOTES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK.

Section 13.10       No Recourse Against Others. No past, present or future director, manager, officer, employee, incorporator, member, partner or stockholder of the Company or any Guarantor or any of their parent companies or entities, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Guarantees, the Indenture or any Security Document or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Section 13.11       Successors. All agreements of the Company and each Guarantor in this Indenture and the Notes shall bind their respective successors. All agreements of the Trustee in this Indenture shall bind its successors.

Section 13.12       Separability Clause. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 13.13       Reliance on Financial Data. In computing any amounts under this Indenture: (a) to the extent relevant, the Company shall use audited financial statements of the Company, its Subsidiaries, any Person that would become a Subsidiary in connection with the transaction that requires the computation and any Person from which the Company or a Subsidiary has acquired an operating business, or is acquiring an operating business in connection with the transaction that requires the computation (each such Person whose financial statements are relevant in computing any particular amount, a “Relevant Person”) for the period or portions of the period to which the computation relates for which audited financial statements are available on the date of computation and unaudited financial statements and other current financial data based on the books and records of the Relevant Person or Relevant Persons, as the case may be, to the extent audited financial statements for the period or any portion of the period to which the computation relates are not available on the date of computation; and (b) the Company shall be permitted to rely in good faith on the financial statements and other financial data derived from the books and records of any Relevant Person that are available on the date of the computation.

Section 13.14       Multiple Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Indenture. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Indenture or any document to be signed in connection with this Indenture shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

Section 13.15       Table of Contents; Headings. The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

Section 13.16       Spanish Provisions Relating to Enforcement Proceedings.

(a)            Spanish Public Document.

(i)            This Indenture (as well as any amendment hereto) shall be formalized in a Spanish Public Document on the date hereof, so that it may have the status of notarial document for all purposes contemplated in article 517.2, paragraphs 4th or 5th (as applicable) of the Spanish Civil Procedural Law. Any costs and expenses related to such formalization shall be paid and satisfied by the Issuer.

(ii)            The Issuer and any Guarantor organized under the laws of Spain (collectively, the “Spanish Obligors”) also undertakes to grant any ancillary public or private document reasonably required by the Trustee in relation to the formalization of this Indenture as a Spanish Public Document. Costs associated with such ancillary documents will be borne by the Issuer.

(iii)           Such Spanish Public Document (minuta notarial) will: (i) expressly state that the Trustee and/or the Collateral Agent, as applicable, (on behalf of the Holders) are entitled to claim (subject to any of the applicable guarantee limitations established and subject to compliance with the terms of this Indenture) amounts outstanding under this Indenture following any non-payment of amounts due thereunder, and to determine the amounts due and payable under the Loan Documents that may be claimable. This does not prejudice the exercise of any remedies by the Holders; and

(iv)           have the effects established under articles 517 et seq. of the Spanish Civil Procedural Law.

(b)            Enforcement proceedings.

(i)            Upon enforcement of the Notes or the notes guarantees issued or granted by each Spanish Obligor or the Security Documents subject to Spanish law, the sum payable by any Spanish Obligor shall be the total aggregate amount of the balance of the accounts maintained by the Trustee (or by, or on behalf of, the relevant Holder, as the case may be) pursuant to this Indenture. For the purposes of article 571 et seq. of the Spanish Civil Procedural Law, the Parties expressly agree that such balances shall be deemed to correctly reflect the amounts due, provided that they have been calculated according to this Indenture and may be claimed pursuant to the same provisions of such law. The content of this clause shall be understood without prejudice to the grounds for opposition to enforcement set out in articles 557 et seq. of the Spanish Civil Procedure Law.

(ii)            For the purposes of the provisions of article 571 et seq. of the Spanish Civil Procedural Law, it is expressly agreed by the Parties that the determination of the debt to be claimed through the executive proceedings shall be effected by the Trustee (or the relevant Holder, as the case may be), by means of the appropriate certificate evidencing the balances shown in the relevant account(s) referred to in paragraph (i) above. By virtue of the foregoing, to exercise executive action against the Spanish Obligors and against the security interest created by virtue of the Security Documents subject to Spanish law by the Trustee or any of the Holders it will be sufficient to present (1) an original notarial first or authentic copy of this Indenture duly formalized as Spanish Public Document; (2) a notarial certificate, if necessary, for the purposes described in paragraph (iv) below, (3) the notarial document (acta notarial) which incorporates the certificate issued by the Trustee (or the relevant Holder, as the case may be), of the amounts due and payable by the Spanish Obligors including an excerpt of the relevant credits and debits, including the interest applied, which appear on the relevant account(s) referred to in paragraph (i) above, evidencing that the determination of the amounts due and payable by the Spanish Obligor have been calculated as agreed in this Indenture and that such amounts coincide with the balance of such accounts, and (4) a notarial document (acta notarial) evidencing that the Spanish Obligor has been served notice of the amount that is due and payable.

(iii)           The amount of the balances so established shall be notified to the Spanish Obligor in an attestable manner at least five days in advance of initiating enforcement proceedings as set out in paragraph (ii) above.

(iv)           Upon enforcement, the Spanish Obligors hereby expressly authorize the Trustee (or the relevant Holder, as the case may be), to reasonably request and obtain certificates and documents issued by the Spanish Notary Public who has formalised this Indenture as Spanish Public Document in order to evidence its compliance with the entries of his public records (protocolo) and the relevant entry date for the purposes of paragraphs 4th and 5th (as applicable) of article 517.2 of the Spanish Civil Procedural Law. The costs of issuance of first notarized copies (with and without enforcement title) of this Indenture (as well as any amendment hereto) shall be borne by the Issuer. The cost regarding the issuance of any additional copies shall be borne by the party requesting such additional copies.

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

AMC ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Sean D. Goodman
	Name:	Sean D. Goodman
	Title:	Executive Vice President, International Operations, Chief Financial Officer and Treasurer

MUVICO, LLC as a Guarantor

By:	/s/ Sean D. Goodman
	Name:	Sean D. Goodman
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

AMERICAN MULTI-CINEMA, INC. as a Guarantor

By:	/s/ Sean D. Goodman
	Name:	Sean D. Goodman
	Title:	Executive Vice President and Chief Financial Officer

AMC LICENSE SERVICES, LLC as a Guarantor

By:	/s/ Sean D. Goodman
	Name:	Sean D. Goodman
	Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Indenture]

AMC ITD, LLC as a Guarantor

By:	/s/ Sean D. Goodman
	Name:	Sean D. Goodman
	Title:	Executive Vice President and Chief Financial Officer

CENTERTAINMENT DEVELOPMENT, LLC as a Guarantor

By:	/s/ Sean D. Goodman
	Name:	Sean D. Goodman
	Title:	Executive Vice President and Chief Financial Officer

AMC THEATRES OF UK LIMITED as a Guarantor

By:	/s/ Sean D. Goodman
	Name:	Sean D. Goodman
	Title:	Director

AMC CARD PROCESSING SERVICES, INC. as a Guarantor

By:	/s/ Sean D. Goodman
	Name:	Sean D. Goodman
	Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Indenture]

LEAWOOD FILMS, LLC as a Guarantor

By:	/s/ Sean D. Goodman
	Name:	Sean D. Goodman
	Title:	Executive Vice President and Chief Financial Officer

AMC EMEA HOLDINGS, LLC as a Guarantor

By:	/s/ Sean D. Goodman
	Name:	Sean D. Goodman
	Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Indenture]

GLAS Trust Company LLC, as Trustee and Notes Collateral Agent

By:	/s/ Irina Golovashchuk
	Name:	Irina Golovashchuk
	Title:	Vice President

[Signature Page to Indenture]

Exhibit A

PROVISIONS RELATING TO INITIAL NOTES

I.	DEFINITIONS

For the purposes of this Exhibit A the following terms shall have the meanings indicated below:

“Additional Notes” means the 8.875% First Lien Notes due 2031, to be originally issued from time to time in one or more series as provided for in this Indenture.

“Applicable Procedures” means, with respect to any transfer or transaction involving a Regulation S Global Note or beneficial interest therein, the rules and procedures of the Depository for such Global Note, Euroclear and Clearstream, in each case to the extent applicable to such transaction and as in effect from time to time.

“Clearstream” means Clearstream Banking, société anonyme.

“Definitive Note” means a certificated Note bearing, if required, the restricted securities legend set forth in Section 2.3(e)(i).

“Depository” means The Depository Trust Company, its nominees and their respective successors.

“Distribution Compliance Period”, with respect to any Notes, means the period of 40 consecutive days beginning on and including the later of (i) the day on which such Notes are first offered to persons other than distributors (as defined in Regulation S under the Securities Act) in reliance on Regulation S, notice of which day shall be promptly given by the Company to the Trustee and (ii) the Issue Date, and with respect to any Additional Notes that are Transfer Restricted Notes, it means the comparable 40 consecutive days.

“Euroclear” means Euroclear Bank S.A./N.V., as operator of the Euroclear Clearance System or any successor securities clearing agency.

“Global Notes” means the Rule 144A Global Note and the Regulation S Global Note with respect to the notes.

“Global Notes Legend” means the legend appearing under such title on Appendix 1 to this Exhibit A.

“Initial Notes” means the 8.875% Senior Secured Notes due 2031 in the aggregate principal amount of $2,000,000,000, issued on October 5, 2026.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Regulation S” means Regulation S under the Securities Act.

“Regulation S Notes” means all Initial Notes offered and sold outside the United States in reliance on Regulation S.

“Restricted Notes Legend” means any of the restricted securities legends set forth in Section 2.3(e)(i) herein.

“Rule 144A” means Rule 144A under the Securities Act.

“Rule 144A Notes” means all Notes offered and sold to QIBs in reliance on Rule 144A.

“Notes” means the Initial Notes and the Additional Notes treated as a single class.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Custodian” means the custodian with respect to a Global Note or any successor person thereto, who shall initially be the Trustee, with respect to the Global Notes.

“Transfer Restricted Notes” means Definitive Notes and any other Notes that bear or are required to bear the legend set forth in Section 2.3(e)(i) hereto.

1.1            Other Definitions.

Term	Defined in Section
“Agent Members”	2.1(b)
“Global Notes”	2.1(b)
“Regulation S Global Notes”	2.1(b)
“Rule 144A Global Notes”	2.1(b)

II.	THE NOTES

2.1            Form and Dating. (a) The Initial Notes and any Additional Notes will be offered and sold by the Company, from time to time, pursuant to one or more purchase agreements. Unless registered or exempt from registration under the Securities Act, the Initial Notes and any Additional Notes will be resold, initially only to QIBs in reliance on Rule 144A and to non-U.S. persons in reliance on Regulation S. Initial Notes and Additional Notes so issued may thereafter be transferred to, among others, QIBs and purchasers in reliance on Regulation S, subject to the restrictions on transfers set forth herein.

(b)            Global Notes. Each series of Rule 144A Notes shall be issued initially in the form of one or more permanent global notes in fully registered form (the “Rule 144A Global Note”) and Regulation S Notes shall be issued initially in the form of one or more global Regulation S Global Notes (the “Regulation S Global Note”), in each case without interest coupons and bearing the Global Notes Legend and Restricted Notes Legend, which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Securities Custodian, and registered in the name of the Depository or a nominee of the Depository, duly executed by the Company and authenticated by the Trustee as provided in this Indenture. The Rule 144A Global Note and the Regulation S Global Note are each referred to herein as a “Global Note” and are collectively referred to herein as “Global Notes.” The aggregate principal amount of the Global Notes may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depository or its nominees and on the schedules thereto as hereinafter provided.

(c)            Book-Entry Provisions. This Section 2.1(c) shall apply only to a Global Note deposited with or on behalf of the Depository.

The Company shall execute and the Trustee shall, in accordance with this Section 2.1(c) and pursuant to an order of the Company, authenticate and deliver initially one or more Global Notes that (a) shall be registered in the name of the Depository for such Global Note or Global Notes or the nominee of the Depository and (b) shall be delivered by the Trustee to the Depository pursuant to instructions of the Depository, or held by the Securities Custodian.

Members of, or participants in, the Depository (“Agent Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depository or by the Securities Custodian or under such Global Note, and the Depository may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository or impair, as between the Depository and its Agent Members, the operation of customary practices of the Depository governing the exercise of the rights of a holder of a beneficial interest in any Global Note.

(d)            Definitive Notes. Except as provided in Section 2.3, owners of beneficial interests in Global Notes will not be entitled to receive physical delivery of certificated Notes.

2.2            Authentication. The Trustee shall authenticate and deliver: (a) Initial Notes for original issue in an aggregate principal amount of $2,000,000,000, (b) any Additional Notes, if and when issued pursuant to this Indenture; in each case upon a written order of the Company signed by one Officer. Such order shall specify the amount of the Notes to be authenticated and the date on which the original issue of Notes is to be authenticated and whether the Notes are to be Initial Notes or Additional Notes.

2.3            Transfer and Exchange. (a) Transfer and Exchange of Definitive Notes. When Definitive Notes are presented to the Registrar or a co-registrar with a request:

(i)             to register the transfer of such Definitive Notes; or

(ii)            to exchange such Definitive Notes for an equal principal amount of Definitive Notes of other authorized denominations, the Registrar or co-registrar shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Definitive Notes surrendered for transfer or exchange:

(1)             shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Registrar or co-registrar, duly executed by the Holder thereof or his attorney duly authorized in writing; and

(2)             are being transferred, or exchanged pursuant to an effective registration statement under the Securities Act or pursuant to clause (A), (B) or (C) below, and are accompanied by the following additional information and documents, as applicable:

(A)           if such Definitive Notes are being delivered to the Registrar by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect; or

(B)           if such Definitive Notes are being transferred to the Company, a certification to that effect; or

(C)           if such Definitive Notes are being transferred pursuant to an exemption from registration in accordance with Rule 144 under the Securities Act or pursuant to or in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904, (i) a certification to that effect and (ii) if the Company so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 2.3(e)(i).

(b)            Restrictions on Transfer of a Definitive Note for a Beneficial Interest in a Global Note. A Definitive Note may not be exchanged for a beneficial interest in a Global Note except upon satisfaction of the requirements set forth below. Upon receipt by the Trustee of a Definitive Note, duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Registrar, together with;

(i)             certification (in the form set forth on the reverse side of the Initial Note) that such Definitive Note is being transferred (1) to a QIB in accordance with Rule 144A or (2) outside the United States in an offshore transaction within the meaning of Regulation S and in compliance with Rule 904 under the Securities Act, which certification shall be accompanied by a signed letter substantially in the form of Exhibit B; and

(ii)            written instructions directing the Trustee to make, or to direct the Securities Custodian to make, an adjustment on its books and records with respect to such Global Note to reflect an increase in the aggregate principal amount of the Note represented by the Global Note, such instructions to contain information regarding the Depository to be credited with such increase, then the Trustee shall cancel such Definitive Note and cause, or direct the Securities Custodian to cause, in accordance with the standing instructions and procedures existing between the Depository and the Securities Custodian, the aggregate principal amount of Notes represented by the Global Note to be increased by the aggregate principal amount of the Definitive Note to be exchanged and shall credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Global Note equal to the principal amount of the Definitive Note so canceled. If no Global Notes are then outstanding and the Global Note has not been previously exchanged for certificated securities pursuant to Section 2.4, the Company shall issue and the Trustee shall authenticate, upon written order of the Company in the form of an Officer’s Certificate, a new Global Note in the appropriate principal amount.

(c)            Transfer and Exchange of Global Notes.

(i)            The transfer and exchange of Global Notes or beneficial interests therein shall be effected through the Depository in accordance with this Indenture (including applicable restrictions on transfer set forth herein, if any) and the procedures of the Depository therefor. A transferor of a beneficial interest in a Global Note shall deliver a written order given in accordance with the procedures of the Depository containing information regarding the participant account of the Depository to be credited with a beneficial interest in the Global Note and such account shall be credited in accordance with such instructions with a beneficial interest in the Global Note and the account of the Person making the transfer shall be debited by an amount equal to the beneficial interest in the Global Note being transferred. Transfers by an owner of a beneficial interest in the Rule 144A Global Note to a transferee who takes delivery of such interest through the Regulation S Global Note, whether before or after the expiration of the Distribution Compliance Period, shall be made only upon receipt by the Trustee of a certification in the form provided on the reverse of the Initial Notes from the transferor to the effect that such transfer is being made in accordance with Regulation S or (if available) Rule 144 under the Securities Act or pursuant to or in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and that, if such transfer is being made prior to the expiration of the Distribution Compliance Period, the interest transferred shall be held immediately thereafter through Euroclear or Clearstream.

(ii)            If the proposed transfer is a transfer of a beneficial interest in one Global Note to a beneficial interest in another Global Note, the Registrar shall reflect on its books and records the date and an increase in the principal amount of the Global Note to which such interest is being transferred in an amount equal to the principal amount of the interest to be so transferred, and the Registrar shall reflect on its books and records the date and a corresponding decrease in the principal amount of Global Note from which such interest is being transferred.

(iii)            Notwithstanding any other provisions of this Exhibit A (other than the provisions set forth in Section 2.4), a Global Note may not be transferred as a whole except by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor depository or a nominee of such successor depository.

(iv)           In the event that a Global Note is exchanged for Notes in definitive registered form pursuant to Section 2.4, such Notes may be exchanged only in accordance with such procedures as are substantially consistent with the provisions of this Section 2.3 (including the certification requirements set forth on the reverse, of the Initial Notes or Additional Notes intended to ensure that such transfers comply with Rule 144A, Regulation S or such other applicable exemption from registration under the Securities Act, as the case may be) and such other procedures as may from time to time be adopted by the Company.

(d)            Restrictions on Transfer of Regulation S Global Note. (i) Prior to the expiration of the Distribution Compliance Period, interests in the Regulation S Global Note may only be held through Euroclear or Clearstream. During the Distribution Compliance Period, beneficial ownership interests in the Regulation S Global Note may only be sold, pledged or transferred through Euroclear or Clearstream in accordance with the Applicable Procedures and only (1) so long as such security is eligible for resale pursuant to Rule 144A, to a person whom the selling holder reasonably believes is a QIB that purchases for its own account or for the account of a QIB to whom notice is given that the resale, pledge or transfer is being made in reliance on Rule 144A, (2) in an offshore transaction in accordance with Regulation S, (3) pursuant to an exemption from registration under the Securities Act provided by Rule 144 (if applicable) under the Securities Act, or (4) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States. Prior to the expiration of the Distribution Compliance Period, transfers by an owner of a beneficial interest in the Regulation S Global Note to a transferee who takes delivery of such interest through the Rule 144A Global Note shall be made only in accordance with Applicable Procedures and upon receipt by the Trustee of a written certification from the transferor of the beneficial interest in the form provided on the reverse of the Initial Notes to the effect that such transfer is being made to a QIB within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A. Such written certification shall no longer be required after the expiration of the Distribution Compliance Period.

(ii)            Upon the expiration of the Distribution Compliance Period, beneficial ownership interests in the Regulation S Global Note shall be transferable in accordance with applicable law and the other terms of this Indenture.

(e)            Legend.

(i)             Except as permitted by the following paragraphs (ii), (iii), (iv) and (v), each certificate evidencing the Global Notes and the Definitive Notes and the Regulation S Global Note (prior to the expiration of the Distribution Compliance Period) (and all Notes issued in exchange therefor or in substitution thereof), shall bear a legend in substantially the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT), OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT, (2) AGREES THAT IT WILL NOT OFFER, RESELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE COMPANY OR ANY SUBSIDIARY OF THE COMPANY, (B) INSIDE THE UNITED STATES TO A QUALIFIED INSTITUTIONAL BUYER PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT (IF AVAILABLE), (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (E) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (C), (D) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER EVIDENCE SATISFACTORY TO EACH OF THEM) OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.

Prior to the Distribution Compliance Period, each Regulation S Global Note will also bear the following additional legend:

THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.

Each Definitive Note will also bear the following additional legend:

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

(ii)            Upon any sale or transfer of a Transfer Restricted Note (including any Transfer Restricted Note represented by a Global Note) pursuant to Rule 144 under the Securities Act or pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904:

(A)            in the case of any Transfer Restricted Note that is a Definitive Note, the Registrar shall permit the Holder thereof to exchange such Transfer Restricted Note for a Definitive Note that does not bear the legends set forth above and rescind any restriction on the transfer of such Transfer Restricted Note; and

(B)            in the case of any Transfer Restricted Note that is represented by a Global Note, the Registrar shall permit the beneficial owner thereof to exchange such Transfer Restricted Note for a beneficial interest in a Global Note that does not bear the legends set forth above and rescind any restriction on the transfer of such Transfer Restricted Note, in either case, if the Holder certifies in writing to the Registrar that its request for such exchange was made in reliance on Rule 144 or in reliance on an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 (such certification to be in the form set forth on the reverse of the Initial Note).

(iii)            Upon a sale or transfer after the expiration of the Distribution Compliance Period of any Initial Note acquired pursuant to Regulation S, all requirements that such Initial Note bear any Restricted Notes Legend shall cease to apply and the requirements requiring any such Initial Note be issued in global form shall continue to apply.

(f)            Cancellation or Adjustment of Global Note. At such time as all beneficial interests in a Global Note have either been exchanged for certificated or Definitive Notes, redeemed, repurchased or canceled, such Global Note shall be returned by the Depository to the Trustee for cancellation or retained and canceled by the Trustee. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for certificated or Definitive Notes, redeemed, repurchased or canceled, the principal amount of Notes represented by such Global Note shall be reduced and an adjustment shall be made on the books and records of the Trustee (if it is then the Securities Custodian for such Global Note) with respect to such Global Note, by the Trustee or the Securities Custodian, to reflect such reduction.

(g)            Obligations with Respect to Transfers and Exchanges of Notes.

(i)            To permit registrations of transfers and exchanges, the Company shall execute and the Trustee shall authenticate certificated Notes, Definitive Notes and Global Notes at the Registrar’s or co-registrar’s request.

(ii)            No service charge shall be made for any registration of transfer or exchange, but the Company or the Trustee may require payment of a sum sufficient to cover any transfer tax, assessments, or similar governmental charge payable in connection therewith (other than any such transfer taxes, assessments or similar governmental charge payable upon exchange or registration of transfer pursuant to Sections 3.06, 4.11 and 9.05 of this Indenture).

(iii)           The Registrar or co-registrar shall not be required to register the transfer of or exchange of any Note for a period beginning 10 days before the mailing of a notice of redemption or an offer to repurchase Notes or 10 days before an interest payment date.

(iv)            Prior to the due presentation for registration of transfer of any Note, the Company, the Trustee, the Paying Agent, the Registrar or any co-registrar may deem and treat the person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Company, the Trustee, the Paying Agent, the Registrar or any co-registrar shall be affected by notice to the contrary.

(v)            All Notes issued upon any registration of transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Notes surrendered upon such registration of transfer or exchange.

(h)            No Obligation of the Trustee.

(i)            The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in the Depository or any other Person with respect to the accuracy of the records of the Depository or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depository) of any notice (including any notice of redemption or repurchase) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes shall be given or made only to the registered Holders (which shall be the Depository or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through the Depository subject to the applicable rules and procedures of the Depository. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depository with respect to its members, participants and any beneficial owners.

(ii)            The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depository participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

2.4            Certificated Notes.

(a)            Any Global Note deposited with the Depository or with the Trustee as Securities Custodian pursuant to Section 2.1(b) shall be transferred to the beneficial owners thereof in the form of certificated Notes in an aggregate principal amount equal to the principal amount of such Global Note, in exchange for such Global Note, only if (i) the Depository notifies the Company that it is unwilling or unable to continue as a depository for such Global Note or if at any time the Depository ceases to be a “clearing agency” registered under the Exchange Act, and a successor depositary is not appointed by the Company within 90 days of such notice, or (ii) a Default or an Event of Default has occurred and is continuing under this Indenture or (iii) the Company, in its sole discretion, notifies the Trustee in writing that it elects to cause the issuance of certificated Notes under this Indenture.

(b)            Any Global Note that is transferable to the beneficial owners thereof pursuant to this Section 2.4 shall be surrendered by the Depository to the Trustee located in the Borough of Manhattan, The City of New York, to be so transferred, in whole or from time to time in part, without charge (although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith), and the Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Note, an equal aggregate principal amount of certificated Notes of authorized denominations. Certificated Notes issued in exchange for any portion of a Global Note transferred pursuant to this Section shall be executed, authenticated and delivered only in denominations of $2,000, and integral multiples of $1,000, in excess thereof and registered in such names as the Depository shall direct. Any certificated Note delivered in exchange for an interest in the Global Note shall, except as otherwise provided by Section 2.3(c), bear the restricted securities legend set forth in Appendix I to this Exhibit A.

(c)            The registered Holder of a Global Note may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action that a Holder is entitled to take under this Indenture or the Notes.

(d)            In the event of the occurrence of any of the events specified in Section 2.4(a)(i), (ii) or (iii), the Company will promptly make available to the Trustee a reasonable supply of certificated Notes in definitive, fully registered form without interest coupons.

APPENDIX I
to EXHIBIT A

[FORM OF FACE OF INITIAL NOTE]
[Global Notes Legend]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

[Transfer Restricted Notes Legend]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT), OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT, (2) AGREES THAT IT WILL NOT OFFER, RESELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE COMPANY OR ANY SUBSIDIARY OF THE COMPANY, (B) INSIDE THE UNITED STATES TO A QUALIFIED INSTITUTIONAL BUYER PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT (IF AVAILABLE), (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (E) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (C), (D) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER EVIDENCE SATISFACTORY TO EACH OF THEM) OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.

[Regulation S Legend]

THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.

[Definitive Notes Legend]

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

[FORM OF FACE OF INITIAL NOTE]

8.875% FIRST LIEN NOTES DUE 2031

No.	CUSIP No.: ISIN:

AMC ENTERTAINMENT HOLDINGS, INC., a Delaware corporation, promises to pay to CEDE & CO., or registered assigns, the principal sum of $ (      ) on October 15, 2031.

Interest Payment Dates: April 15 and October 15, commencing April 15, 2027.

Record Dates: April 1 and October 1.

IN WITNESS WHEREOF, the parties have caused this instrument to be duly executed as of the _____ day of

AMC ENTERTAINMENT HOLDINGS, INC.

By:
Name:
Title:

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

GLAS Trust Company LLC, as Trustee, certifies that this is one of the Notes referred to in the Indenture.

By:
Authorized Officer

Additional provisions of this Note are set forth on the other side of this Note.

[FORM OF REVERSE SIDE OF INITIAL NOTE]

8.875% First Lien Note due 2031

1.            Interest. AMC Entertainment Holdings, Inc., a Delaware corporation (the “Company”), promises to pay interest on the principal amount of this Note at the rate per annum shown above. The Company will pay interest semiannually, in arrears, on April 15 and October 15 of each year, commencing April 15, 2027, in immediately available funds. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance. Interest shall be computed on the basis of a 360-day year of twelve 30-day months.

2.            Method of Payment

The Company will pay interest on the Notes (except defaulted interest) to the Persons who are registered holders of Notes at the close of business on the April 1 or October 1 next preceding the interest payment date even if the Notes are canceled after the record date and on or before the interest payment date. Holders must surrender the Notes to a Paying Agent to collect principal payments. The Company will pay principal and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts. Payments in respect of the Notes represented by a Global Note (including principal, premium and interest) will be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company (the “Depository”). The Company will make all payments in respect of a certificated Note (including principal, premium and interest) by mailing a check to the registered address of each Holder thereof; provided, however, that payments on the Notes may also be made, in the case of a Holder of at least $2,000,000 aggregate principal amount of Notes, by wire transfer to a U.S. Dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Trustee or the Paying Agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion).

3.	Paying Agent and Registrar

Initially, GLAS Trust Company LLC, a national banking association (the “Trustee”), will act as Paying Agent and Registrar. The Company may appoint and change any Paying Agent, Registrar or co-registrar without notice. The Company or any of its Subsidiaries may act as Paying Agent, Registrar or co-registrar.

4.	Indenture

The Company issued the Notes under an Indenture dated as of October 5, 2026 (the “Indenture”), among the Company, the Guarantors party thereto from time to time, the Trustee and the Notes Collateral Agent. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S.C. 77aaa-77bbbb) as in effect on the date of the Indenture (the “TIA”). Terms defined in the Indenture and not defined herein have the meanings ascribed thereto in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture and the TIA for a statement of those terms.

The Notes are senior secured obligations of the Company and can be issued in an initial amount of up to $2,000,000,000 and additional amounts as part of the same series under the Indenture which are unlimited (subject to Sections 2.01 and 2.10 of the Indenture). The Indenture imposes certain limitations on the ability of the Company to, among other things, incur additional indebtedness, pay dividends or make distributions in respect of their capital stock, purchase or redeem capital stock, enter into transactions with stockholders or certain affiliates, create liens or consolidate, merge or sell all or substantially all of the Company’s assets. These limitations are subject to significant exceptions.

5.	Mandatory Redemption

The Company shall not be required to make any mandatory redemption with respect to the Notes.

6.	Optional Redemption

Except as set forth herein, the Notes shall not be redeemable at the option of the Company prior to October 15, 2028. From and after October 15, 2028, the Company may redeem the Notes in whole at any time or in part from time to time at the following redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for the Notes if redeemed during the 12-month period commencing on October 15 of the years set forth below, and are expressed as percentages of principal amount:

Year	Redemption Price
2028	104.438%
2029	102.219%
2030 and thereafter	100.000%

Prior to October 15, 2028 the Company may on any one or more occasions redeem up to 40% of the original aggregate principal amount of the Notes at a redemption price of 108.875% of the principal amount thereof with the net cash proceeds of one or more Equity Offerings, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that:

(1)            at least 50% of the aggregate principal amount of the Initial Notes remains outstanding after each such redemption (unless all the Notes are redeemed substantially concurrently); and

(2)            the redemption occurs within 120 days after the closing of such Equity Offering.

In addition, the Company may, at its option and on one or more occasions, redeem, at any time prior to October 15, 2028, up to 10% of the original aggregate principal amount of the Notes (including Additional Notes) using net cash proceeds of one or more Equity Offerings during any calendar year at a redemption price equal to 103% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date. Any redemption of Notes effected pursuant to this paragraph will reduce the Company’s ability to redeem Notes under the immediately preceding paragraph; provided that the redemption provisions under the immediately preceding paragraph and this paragraph may be used concurrently to redeem up to an aggregate 40% of the then outstanding aggregate principal amount of Notes.

In addition, at any time and from time to time prior to October 15, 2028, the Company may, at its option, redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium with respect to the Notes plus accrued and unpaid interest, if any, thereon to, but excluding the redemption date. Notice of such redemption must be sent to Holders of the Notes called for redemption not less than 10 nor more than 60 days prior to the redemption date. The notice need not set forth the Applicable Premium but only the manner of calculation of the redemption price. With respect to any such redemption, the Company will notify the Trustee of the Applicable Premium with respect to the Notes promptly after the calculation thereof and that the Trustee will not be responsible for such calculation.

The Company may redeem the Notes pursuant to one or more of the relevant provisions in the Indenture, and a single notice of redemption may be delivered with respect to redemptions made pursuant to different provisions. Any such notice may provide that redemptions made pursuant to different provisions will have different redemption dates and, with respect to redemptions that occur on the same date, may specify the order in which such redemptions are deemed to occur. In addition, notice of any redemption of, or any offer to purchase, the Notes may, at the Company’s discretion, be given in connection with an Equity Offering, other transaction (or series of related transactions) or an event that constitutes a Change of Control and prior to the completion or the occurrence thereof, and any such redemption or purchase may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion or occurrence of the related Equity Offering, transaction or event, as the case may be. In addition, if such redemption or purchase is subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Company’s discretion, the redemption date or purchase date may be delayed until such time (including more than 60 days after the date the notice of redemption or offer to purchase was mailed or delivered, including by electronic transmission) as any or all such conditions shall be satisfied or waived, or such redemption or purchase may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the redemption date or purchase date or by the redemption date or purchase date as so delayed, or such notice or offer may be rescinded at any time in the Company’s discretion if the Company reasonably believes that any or all of such conditions will not be satisfied or waived. In addition, the Company may provide in such notice or offer that payment of the redemption or purchase price and performance of the Company’s obligations with respect to such redemption or offer to purchase may be performed by another Person.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest will be paid to the Person in whose name the Notes are registered at the close of business on such record date, and no additional interest will be payable to Holders whose Notes will be subject to redemption by the Company.

On and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

7.	Sinking Fund

The Notes are not subject to any sinking fund.

8.	Notice of Redemption

Notice of redemption shall be sent to the holders electronically or by first class mail, with a copy to the Trustee or the Registrar, as applicable, to each holder of Notes to the address of such holder appearing in the security register or otherwise in accordance with the procedures of the Depository not less than 10 nor more than 60 days prior to the redemption date (except that such notice may be delivered or mailed more than 60 days prior to the redemption date or purchase date if the notice is subject to one or more conditions precedent as described therein and such date is delayed until such time as any and all such conditions are satisfied or waived). Notice of any redemption upon any Equity Offering may be given prior to the completion of the related Equity Offering. Notes in denominations larger than $2,000 may be redeemed in part but only in integral multiples of $1,000. If money sufficient to pay the redemption price of and accrued interest on all Notes (or portions thereof) to be redeemed on the redemption date is deposited with the Paying Agent on or before the redemption date and certain other conditions are satisfied, on and after such date interest ceases to accrue on such Notes (or such portions thereof) called for redemption.

9.	Repurchase at the Option of Holders upon Change of Control

Upon a Change of Control, unless the Company has previously or concurrently delivered a redemption notice with respect to all the outstanding notes, the Company will be required to make an offer, subject to certain conditions specified in the Indenture, to repurchase all the Notes of each Holder at a purchase price equal to 101% of the principal amount of Notes to be repurchased (or such higher amount as the Company may determine) plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the interest payment date that is on or prior to the date of purchase) as provided in, and subject to the terms of, the Indenture.

10.	Denominations; Transfer; Exchange

The Notes are in registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. A Holder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements or transfer documents and to pay any taxes required by law or permitted by the Indenture. The Registrar need not register the transfer of or exchange any Notes selected for redemption (except, in the case of a Note to be redeemed in part, the portion of the Note not to be redeemed) or to transfer or exchange any Note for a period of 10 days prior to a selection of Notes to be redeemed or 10 days before an interest payment date.

11.	Persons Deemed Owners

The registered Holder of this Note may be treated as the owner of it for all purposes.

12.	Unclaimed Money

If money for the payment of principal, premium or interest remains unclaimed for two years, the Trustee or Paying Agent shall pay the money back to the Company at its written request unless an abandoned property law designates another Person. After any such payment, Holders entitled to the money must look only to the Company and not to the Trustee for payment.

13.	Discharge and Defeasance

Subject to certain conditions set forth in the Indenture, the Company at any time may terminate some of or all its obligations under the Notes and the Indenture if the Company deposits with the Trustee money or Government Securities for the payment of principal and interest on the Notes to redemption or maturity, as the case may be.

14.	Amendment, Supplement and Waiver

The Indenture, the Notes or the Guarantees may be amended or supplemented as provided in the Indenture.

15.	Defaults and Remedies

If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 30% in aggregate principal amount of the Notes then outstanding, subject to certain limitations, may declare all the Notes to be immediately due and payable. Certain events of bankruptcy or insolvency are Events of Default and shall result in the Notes being immediately due and payable upon the occurrence of such Events of Default without any further act of the Trustee or any Holder.

Holders of Notes may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Notes unless it receives reasonable indemnity or security. Subject to certain limitations, Holders of a majority in aggregate principal amount of the Notes then outstanding may direct the Trustee in its exercise of any trust or power under the Indenture. The Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Company and the Trustee, may rescind any declaration of acceleration and its consequences if the rescission would not conflict with any judgment or decree, and if all existing Events of Default have been cured or waived except non-payment of principal or interest that has become due solely because of the acceleration.

16.	Security

The Notes will be secured by the Collateral on the terms and subject to the conditions set forth in the Indenture and the Security Documents. The Trustee and the Notes Collateral Agent, as the case may be, hold the Collateral in trust for the benefit of the Holders of the Notes, in each case pursuant to the Security Documents. Each Holder, by accepting this Note, consents and agrees to the terms of the Security Documents (including the provisions providing for the foreclosure and release of Collateral) as the same may be in effect or may be amended from time to time in accordance with their terms and the Indenture and authorizes and directs the Notes Collateral Agent to enter into the Security Documents on the Issue Date, and at any time after Issue Date, as applicable, and to perform its obligations and exercise its rights thereunder in accordance therewith.

17.	Trustee Dealings with the Company

Subject to certain limitations imposed by the TIA, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with and collect obligations owed to it by the Company or its Affiliates and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee.

18.	No Recourse Against Others

A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Note, each Holder waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Notes.

19.	Authentication

This Note shall not be valid until an authorized signatory of the Trustee (or an authenticating agent) manually signs the certificate of authentication on the other side of this Note.

20.	Abbreviations

Customary abbreviations may be used in the name of a Holder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian), and U/G/M/A (=Uniform Gift to Minors Act).

21.	Governing Law

THE INDENTURE, THIS NOTE AND THE SUBSIDIARY GUARANTEES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK.

22.	ISINs and CUSIP Numbers

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused ISINs and/or CUSIP numbers to be printed on the Notes and has directed the Trustee to use ISINs and/or CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

A Holder of Notes may upon written request and without charge to the Holder receive a copy of the Indenture which has in it the text of this Note. Requests may be made to: Legal Department, One AMC Way, 11500 Ash Street, Leawood, Kansas 66211.

ASSIGNMENT FORM

To assign this Note, fill in the form below:

I or we assign and transfer this Note to (Print or type assignee’s name, address and zip code)

(Insert assignee’s soc. sec. or tax I.D. No.)

and irrevocably appoint _____________________ agent to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date:

Your Signature:

Sign exactly as your name appears on the other side of this Note.

In connection with any transfer of any of the Notes evidenced by this certificate occurring while the Notes are Transfer Restricted Notes after the later of the date of original issuance of such Notes and the last date, if any, on which such Notes were owned by the Company or any Affiliate of the Company, the undersigned confirms that such Notes are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

☐      (1)      to the Company or any subsidiary of the Company; or

☐      (2)      inside the United States to a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933) purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A under the Securities Act of 1933 (the “Securities Act”);

☐      (3)      outside the United States in an offshore transaction in compliance with Rule 904 under the Securities Act;

☐      (4)      pursuant to the exemption from registration provided by Rule 144 under the Securities Act;

☐      (5)      in accordance with another exemption from the registration requirements of the Securities Act; or

☐      (6)      pursuant to an effective registration statement under the Securities Act.

As used herein, the terms “offshore transaction,” “United States” and “U.S. Person” have the meaning given to them by Regulation S under the Securities Act of 1933.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any person other than the registered holder thereof; provided, however, that if boxes (3), (4) or (5) are checked, the Trustee may require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Company has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933.

Date:

Your Signature:

Signature Guarantee:

Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor acceptable to the Trustee.

[TO BE ATTACHED TO GLOBAL NOTES]

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE

The initial principal amount of this Global Note is $_______. The following increases or decreases in this Global Note have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Securities Custodian

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to Section 4.11 (Change of Control) of the Indenture, check the box: ☐

If you want to elect to have only part of this Note purchased by the Company pursuant to Section 4.11 of the Indenture, state the amount:

$

Date:	Your Signature:

(Sign exactly as your name appears on the other side of the Note)

Signature Guarantee:

Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor acceptable to the Trustee.

TO BE COMPLETED BY PURCHASER IF (2) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act of 1933, as amended, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated:

Exhibit B

Form of Certificate To Be Delivered
in Connection with Transfers
Pursuant to Regulation S

GLAS Trust Company LLC

3 Second Street, Suite 203

Jersey City, NJ 07311

Re:	AMC Entertainment Holdings, Inc. (the “Company”) 8.875% First Lien Notes due 2031 (the “Notes”)

Ladies and Gentlemen:

In connection with our proposed sale of $[______] aggregate principal amount of the Notes, we confirm that such sale has been effected pursuant to and in accordance with Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, we represent that:

(1)            the offer of the Notes was not made to a person in the United States;

(2)            either (a) at the time the buy offer was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States, or (b) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither we nor any person acting on our behalf knows that the transaction has been prearranged with a buyer in the United States;

(3)            no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable;

(4)            the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

(5)            we have advised the transferee of the transfer restrictions applicable to the Notes.

B-1

You, the Company and counsel for the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,

[Name of Transferor]

By:
Authorized Signature

B-2

Exhibit C

FORM OF SUPPLEMENTAL INDENTURE TO ADD GUARANTORS

This Supplemental Indenture, dated as of [______], 20 (this “Supplemental Indenture”) among [name of future Guarantor] (the “Guarantor”), a subsidiary of AMC Entertainment Holdings, Inc. (together with its successors and assigns, the “Company”) and GLAS Trust Company LLC, as Trustee and Notes Collateral Agent under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, the Company, the Guarantors and the Trustee and Notes Collateral Agent have heretofore executed and delivered an Indenture, dated as of October 5, 2026 (as amended, supplemented, waived or otherwise modified, the “Indenture”) providing for the issuance of 8.875% First Lien Notes due 2031 of the Company (the “Notes”);

WHEREAS, Section 4.10 of the Indenture provides that under certain circumstances the Guarantor shall execute and deliver to the Trustee a supplemental indenture pursuant to which such Guarantor will unconditionally Guarantee, on a joint and several basis with the other Guarantors, the full and punctual payment when due, whether at maturity, by acceleration, by redemption or otherwise, of the principal of, premium, if any, and interest on the Notes and all other obligations and liabilities of the Company under the Indenture on the terms and conditions set forth herein and under the Indenture (the “Subsidiary Guarantee”); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee, the Company and the Guarantors are authorized to execute and deliver this Supplemental Indenture to amend or supplement the Indenture, without the consent of any Holder;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guarantor, the Company, the other Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I

Definitions

SECTION 1.1         Defined Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

ARTICLE II

Agreement to be Bound; Guarantee

SECTION 2.1         Agreement to be Bound. The Guarantor hereby becomes a party to the Indenture as a Guarantor and as such will have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture. The Guarantor agrees to be bound by all of the provisions of the Indenture applicable to a Guarantor and to perform all of the obligations and agreements of a Guarantor under the Indenture.

SECTION 2.2         Guarantee. The Guarantor agrees, on a joint and several basis with all the existing Guarantors, to fully, unconditionally and irrevocably Guarantee to each Holder of the Notes and the Trustee the Guarantor Obligations pursuant to Article Eleven of the Indenture, subject to the guarantee limitations (if any) applicable to the Guarantor as set forth below, on a senior secured basis.

[Limitation of Guarantee Language for Guarantors incorporated under the laws of England and Wales, Sweden, Finland, Germany and Spain to be added, as applicable]1

ARTICLE III

Miscellaneous

SECTION 3.1         Notices. All notices and other communications to the Guarantor shall be given as provided in the Indenture to the Guarantor, at its address set forth below, with a copy to the Company as provided in the Indenture for notices to the Company.

SECTION 3.2         Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

SECTION 3.3         Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 3.4         Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

SECTION 3.5         Trustee not Responsible. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this [First] Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company and the Guarantors.

SECTION 3.6         Counterparts. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

1 To be added in the post-closing Supplemental Indentures as applicable.

SECTION 3.7         Headings. The headings of the Articles and the Sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

[SECTION 3.8 Spanish Public Document. In case of a Spanish Guarantor, if requested by the Trustee on the date on which the supplemental indenture is completed and executed, the supplemental indenture and any relevant Notes documents to which the Spanish Guarantor is a party shall be notarized before a Spanish Notary Public, and the parties to the notarial deed shall acknowledge that it qualifies as a “titulo ejecutivo” in case of enforcement in Spain.

For the purposes of article 571 et seq. of the Spanish Civil Procedural Act: (a) the parties agree that the amount due and payable under the Indenture and the other Notes documents will be the balance from time to time of the special accounting account opened by the Trustee (which may follow the accounting and calculations carried out for these purposes by the Trustee pursuant to the Indenture) in relation to the Indenture and the other Note documents; (b) for the purpose of article 572.2 of the Spanish Civil Procedural Law, the parties agree that the determination of the amount owed under the Indenture and the other note documents shall be made by the Trustee (which may follow the accounting and calculations carried out for these purposes by the Trustee pursuant to the Indenture). Such determination will be made by means of the issuance by the Trustee of a certificate evidencing the balance of the accounts referred to in clause (a) above. The parties agree that the amounts owed shown in the certificate issued by the Trustee will be considered the due and payable amounts under the Note documents for the purposes of the Spanish Civil Procedural Law.

By virtue of the foregoing, to exercise executive action against the Guarantor it will be sufficient to present: (1) an original notarial first or authentic copy of the Spanish public document notarizing this Supplemental Indenture; (2) a notarial certificate, if necessary, for the purposes of article 517.2 of the Spanish Civil Procedural Law; (3) the notarial document (acta notarial) incorporating the certificate issued by the Trustee of the amount due by the Guarantor, including an excerpt of the credits and debits, and the interest applied, appearing in the relevant account, evidencing that such amount has been calculated as agreed in the Indenture; and (4) a notarial document (acta notarial) evidencing that the Guarantor has been served notice of the amount due and payable.]2

2 To be added when the Guarantor is an entity organized under the laws of Spain

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written

[GUARANTOR], as a Guarantor

By:
Name:
Title:
[Address]

GLAS TRUST COMPANY LLC, as Trustee

By:
Name:
Title:

EXHIBIT D

Agreed Security Principles

The parties have agreed and acknowledged that their rights and obligations in relation to this transaction in respect of (i) the giving or taking of guarantees; (ii) the giving or taking of security; and (iii) all the rights and obligations associated with such giving or taking of guarantees and security, shall be subject to and limited by the agreed security principles set out in this Exhibit D (the “Agreed Security Principles”).

1	Description of security

(a)	Subject to these Agreed Security Principles, the parties agree that the overriding intention is for security in respect of the Indenture, the Notes and the Security Documents only to be granted:

(i)	by each Grantor incorporated in England and Wales (A) by way of fixed charge over its shares, certain intellectual property (as described in sub-paragraph (iii) below), receivables, bank accounts, intercompany receivables, any hedging agreements, licenses, consents and agreements held by it in connection with the use of its assets and goodwill and uncalled capital and (B) by way of assignment of its material insurance policies;

(ii)	by each Grantor incorporated in Finland, Spain and Sweden over (A) shares it owns in any entity in accordance with sub-paragraph (vi) below, (B) any intercompany receivables and (C) bank accounts (without control over use and, in relation to Spanish, Finnish and Swedish law governed bank account pledges, without control over use until a Declared Default (as defined herein) occurs);

(iii)	by each Grantor incorporated in Germany over (A) shares, (B) certain bank accounts, (C) certain intercompany receivables and (D) certain intellectual property rights;

(iv)	by each relevant Grantor incorporated in (A) England and Wales over its intellectual property in the Odeon brand; (B) Sweden over its intellectual property in the Filmstaden brand; (C) Germany, namely United Cinemas International Multiplex GmbH over its intellectual property in the UCI brand; and (D) Finland over its intellectual property in the Finnkino brand;

(v)	using commercially reasonable efforts, by each Grantor (other than in relation to any Grantor incorporated under the laws of Germany, Spain, Sweden or Ireland) over certain rights under (i) lease agreements and (ii) loyalty agreements (“Contracts”), provided that, without prejudice to paragraph 2(e) below, in each case, such security is permitted under the terms of the relevant Contract and any law or regulation applicable to the relevant Grantor; and

(vi)	over shares in: (A) each Grantor incorporated in England and Wales (including the shares of Odeon Cinemas Group Limited pursuant to a third party share pledge) (B) NCG Holding AB, Filmstaden AB, United Cinemas International Multiplex GmbH, United Cinemas International Kinoplex GmbH, Cinesa – Compañía de Iniciativas y Espectáculos, S.A. and Finnkino Oy and (C) to the extent that Odeon and UCI Cinemas Holdings Limited becomes an indirect wholly-owned subsidiary of the Company, over shares in each intermediate holding company of Odeon and UCI Cinemas Holdings Limited and each such intermediate holding company shall become a Guarantor (the “Transaction Share Pledges”), and that no other security shall be required to be given by any other person or in relation to any other asset, save, in each case, as provided in paragraph (c) below.

(b)	The guarantees and security to be provided in respect of the Indenture, the Notes and the Security Documents, the persons required to provide them and the assets over which they are to be granted are those set out in Section 4.10 (Future Guarantors), Section 4.17 (After-Acquired Collateral) and the Security Documents, in each case subject to and limited by these Agreed Security Principles, and no other guarantee or security shall be required to be given by any other person or in relation to any other asset, save as provided in paragraph (c) below (the “Overriding Principle”). No guarantee or security shall be required to be given, and no perfection or other action shall be required to be taken, in respect of any Excluded Assets.

(c)	Grantors incorporated in England and Wales and Finland will grant a customary floating charge over all or substantially all of their assets located in their jurisdiction of incorporation, subject to customary carve-outs, which are required as a matter of law and/or contractual arrangements which impose restrictions on the provision of security over certain assets, in accordance with and subject to these Agreed Security Principles. In respect of any floating charge provided in Finland, the relevant Grantor will deliver an original signed business mortgage promissory note to the Finnish Patent and Registration Authority (or the Finnish legal counsel selected by the Company and reasonably acceptable to the Notes Collateral Agent) without undue delay after the security over the relevant intellectual property rights has been registered.

2	Certain Principles

The Agreed Security Principles embody the recognition by all parties that there may be certain legal and practical difficulties in obtaining effective or commercially reasonable guarantees and security from all Approved Foreign Guarantors in which it has been agreed that guarantees and security will be granted by those members. In particular:

(a)	general legal and statutory limitations, regulatory restrictions, financial assistance, capital maintenance, corporate benefit, equity subordination, detrimental transactions and management insolvency liability rules, fraudulent preference, limitations on the granting of guarantees by holding companies, “interest stripping”, “earnings stripping”, “controlled foreign corporation”, transfer pricing or “thin capitalisation” rules, tax restrictions, exchange control restrictions, capital maintenance rules and, “liquidity impairment” rules, retention of title claims and similar principles may prohibit, limit or otherwise restrict the ability of an Approved Foreign Guarantor to provide a guarantee or security or may require that the guarantee or security be limited by an amount or otherwise. The Company and/or relevant security and/or guarantee provider will use commercially reasonable efforts to assist in demonstrating that adequate corporate benefit accrues to each guarantor providing guarantees and security. If any such limit applies, the guarantees and security provided (or the enforceability thereof) will be subject to customary limitation language and limited to the maximum amount which the relevant Approved Foreign Guarantor may provide having regard to applicable law (including any jurisprudence) and the rules and principles outlined above and subject to fiduciary and applicable legal duties of management;

(b)	certain supervisory board, works council, regulator or regulatory board (or equivalent), or another external body’s or person’s consent, approval or advice may be required to enable an Approved Foreign Guarantor to provide a guarantee or security. Such guarantee and/or security shall not be required unless such consent has been received provided that commercially reasonable efforts have been used by the relevant Approved Foreign Guarantor to obtain the relevant consent or advice to the extent permissible by law, regulation and custom and such consent has no material adverse impact on relationships with third parties;

(c)	the giving of a guarantee, the granting and the terms of security or the perfection of the security granted will not be required to the extent that it would, as reasonably determined by the Company in good faith, incur any legal fees, registration fees, notarisation and registration fees, stamp duty, taxes (including any corporate tax applicable to any guarantee fee that may be due under applicable transfer pricing regulations) and any other fees or costs directly associated with such security or guarantee or limit the deductibility of interest expenses in amounts which are disproportionate to the benefit obtained by the Holders;

(d)	where there is material incremental cost involved in creating security over all assets owned by a Grantor in a particular category the principle stated at paragraph (c) above shall apply and, subject to these Agreed Security Principles, only the material assets in that category shall be subject to security;

(e)	any assets subject to a legal requirement (including any requirement to obtain consent from customers pursuant to applicable data protection laws or regulations), contract, lease, licence, instrument, regulatory constraint (including any agreement with any government or regulatory body) or other third party arrangements (including shareholder agreements, joint venture agreements and cash pool arrangements relating to bank accounts) which may prevent those assets from being charged or assigned (or assets which, if charged or assigned, would give a third party the right to terminate or otherwise amend any rights, benefits and/or obligations of the Approved Foreign Guarantors in respect of those assets) will be excluded from any relevant security document and any requirement to give security or guarantee provided that, if the relevant asset is material and the Company determines (acting reasonably) that such efforts will not jeopardise commercial relationships with third parties, the relevant Approved Foreign Guarantor will use commercially reasonable efforts to obtain any necessary consent or waiver within forty five (45) days (and commercially reasonable efforts for these purposes will not require the payment by the relevant Approved Foreign Guarantor of any monetary consideration to such third party, other than expenses and nominal amounts, to obtain any such consent or waiver), provided further that if the relevant Approved Foreign Guarantor has not been able to obtain such consent or waiver, its obligation to obtain any consent or waiver will cease on the expiry of that forty-five (45) day period;

(f)	Approved Foreign Guarantors will not be required to give guarantees or enter into the Security Documents if (i) it is not within the legal capacity of the relevant Approved Foreign Guarantors to do so (ii) it results in the security document being null and void, or (iii) it would conflict with the fiduciary and legal duties of their directors, officers or employees, contravene any legal or regulatory prohibition, or regulatory condition or result in a risk of personal civil or criminal liability on the part of any director, officer or employee. Subject to and in accordance with the terms of the Indenture, the Notes and the Security Documents, the Notes Collateral Agent or the other Notes Secured Parties, as the case may be, shall discharge any guarantees and release any security which is or are subject to any legal or regulatory prohibition as is referred to in this paragraph as soon as reasonably practicable after requested by the Company in writing;

(g)	the giving of a guarantee, the granting of security or the perfection of security granted will not be required if it would be unduly burdensome or restrict the ability of the relevant Approved Foreign Guarantor to conduct its operations and business in the ordinary course or as otherwise permitted by the Indenture, the Notes and the Security Documents and any requirement under these Agreed Security Principles to seek the consent of any person or to take or not take any other action shall be subject to this paragraph (g);

(h)	it is acknowledged that in certain jurisdictions, it may be impossible, impractical, or disproportionately costly to create guarantees or security over certain categories of assets, in which event guarantees or security will not be taken over such assets;

(i)	the security will be first ranking, to the extent possible, subject to any non-consensual liens and other liens mandatorily preferred by any applicable law and permitted under the Indenture, the Notes and the Security Documents;

(j)	information, such as lists of assets (including, without limitation, receivables), will be provided if, and only to the extent, required by local law to be provided to perfect or register the relevant security interests and when required, unless required to be provided by local law more frequently, will be provided annually or, following an Event of Default which is continuing;

(k)	the maximum guaranteed or secured amount may be limited to minimise stamp duty, notarisation, registration or other applicable fees, taxes and duties where the benefit of increasing the guaranteed or secured amount is disproportionate to the level of such fees, taxes and duties (and, in any event, the maximum aggregate amount payable by the Approved Foreign Guarantors in respect of fees, costs, expenses, disbursements and VAT relating to the provision of guarantees and security shall be limited to an amount determined by the Company in good faith);

(l)	no perfection action will be required in jurisdictions where Grantors are not incorporated but perfection action may be required in respect of any share security in the jurisdiction of incorporation of the entity whose shares are being charged;

(m)	all security (other than share security, which shall in each case be subject in all respects to paragraph 7 below) shall be governed by the law of and secure assets located in the jurisdiction of incorporation of the Grantor;

(n)	subject to paragraph 4(c) below, the Notes Collateral Agent will hold one set of security interests for the Secured Notes Obligations (as defined in the applicable Intercreditor Agreement) to the extent reasonably practicable taking into account local law considerations;

(o)	no guarantee or security will be required from or over ownership interests in, or over the assets of, (i) any entity not incorporated in an Approved Foreign Jurisdiction or (ii) any joint venture or similar arrangement or any company in which an Approved Foreign Guarantor owns a minority interest;

(p)	security shall not be created to the extent that it would result in a Holder becoming subject to German non-resident tax liability as regards interest payable under any Note and/or trigger a German withholding tax deduction (including any withholding tax deduction upon issuance of an administrative order by the competent German tax authorities), unless in each case such taxes are for the account of the relevant Holder and are not subject to any indemnification or gross- up obligation by any Grantor;

(q)	Approved Foreign Guarantors will not be required to give guarantees or enter into security documents if they are not wholly owned by another member or members of the Odeon Group and no Approved Foreign Guarantor will be required to grant security over shares in any entity which is not wholly-owned by members of the Odeon Group;

(r)	no Approved Foreign Guarantor that is subject to a license under any law or regulation that would prohibit or materially restrict the granting of security or giving of guarantees shall be required to grant any security or give any guarantees, provided that commercially reasonable efforts to obtain consent or waivers from any relevant party shall be used by the relevant Approved Foreign Guarantor if, in the view of the Company (acting reasonably), granting such security or giving such guarantee will have no material adverse impact on relationships with third parties or otherwise force the relevant Approved Foreign Guarantor to incur any material cost; and

(s)	notwithstanding anything to the contrary herein or any other security document, (x) no Subsidiary organized under the laws of an Approved Foreign Jurisdiction (including, in each case, their successors) shall be considered a CFC or FSHCO or be subject to any Section 956 Limitations, and (y) neither the Company, any Guarantor nor any of their Subsidiaries shall undertake a restructuring, change in tax status or other similar transaction with the substantial intent to have any Subsidiary organized under the laws of an Approved Foreign Jurisdiction (including, any such Subsidiary’s assets or its outstanding stock) released by reason of any Section 956 Limitations.

3	Terms of Guarantee and Security Documents

The following principles will be reflected in the terms of any guarantee and/or security taken as part of this transaction:

(a)	security will not be enforceable or crystallise until the Notes have been declared, or have otherwise become, due and payable in accordance with Section 6.02 of the Indenture (a “Declared Default”);

(b)	subject to the applicable Intercreditor Agreement, no claims will be made under guarantees, and security will not be enforceable, until the occurrence of a Declared Default;

(c)	no notices or acknowledgements of pledges or security interests will be required to be delivered to third parties (including account banks, counterparties to contracts, insurers and licensors of intellectual property) until the occurrence of a Declared Default, except (i) where the delivery of such notice is required under applicable local law in order to create or perfect the relevant security and such notice continues to permit the relevant Approved Foreign Guarantor to deal freely with the relevant asset (provided that, in the case of any receivables arising under lease agreements pledged under a security document governed by Finnish law, no notice of such pledge shall be required to be delivered until the occurrence of a Declared Default), (ii) except as set out under paragraph (i) above in respect of Finnish lease receivables, in the case of any intercompany or other receivables pledged or assigned under a security document governed by Spanish, German, Finnish or Swedish law (and, in the case of any Spanish and/or German law governed security over intercompany receivables, notice will always be given promptly after execution of the relevant security document) and (iii) in the case of any bank accounts pledged under a security document governed by German, Spanish, Finnish and Swedish law, notice will always be given promptly after execution of the relevant Security Document or in accordance with paragraph 5(c) below;

(d)	each security document (other than security documents which are required to be notarized in order to be valid and/or enforceable and may not consequently contain such a provision) will, to the extent legally possible under the law of the relevant jurisdiction, contain a clause which records that if there is a conflict between the security document and the applicable Intercreditor Agreement then (to the extent permitted by law) the provisions of the applicable Intercreditor Agreement shall take priority over the provisions of the security document;

(e)	the Notes Collateral Agent will not have any rights to vote any of the shares held by the Approved Foreign Guarantors which are pledged to them or to block any funds being transferred between Approved Foreign Guarantors in accordance with the Indenture, the Notes and the Security Documents, prior to the date on which a Declared Default has occurred;

(f)	the security documents will not be unduly burdensome on the Grantor or interfere unreasonably with the operation of its business and should only operate to create, perfect or to ensure the enforceability of security rather than to impose new commercial obligations;

(g)	in the Security Documents there will be no repetition or extension of clauses set out in the Indenture, the Notes and the Security Documents such as those relating to notices, access, cost and expenses, indemnities, tax gross up, distribution of proceeds and release of security; representations and undertakings shall be included in the security documents only to the extent relating to title or required by local law in order to create or perfect or ensure the priority of the security interest expressed to be created thereby (to the extent perfection is required by these Agreed Security Principles) (including customary provisions relating to the creation or perfection of security over the relevant class of assets);

(h)	representations in any Security Document shall be given only on the date on which such security document is executed and shall not otherwise repeat;

(i)	the Notes Collateral Agent shall only be able to exercise any power of attorney granted to it under the Security Documents following the occurrence of a Declared Default;

(j)	the Security Documents should not operate so as to prevent transactions which are permitted under the Indenture, the Notes and the other Security Documents or to require additional consents or authorisations;

(k)	where a Grantor is free to dispose of an asset forming part of the Collateral pursuant to the terms of the Indenture, the Notes and the Security Documents, the Notes Collateral Agent shall release such asset upon request by the Company and receipt of the deliverables required by the Indenture, the Notes and the Security Documents and will be entitled to do so without the consent of any Holder (unless required by the Indenture, the Notes and the Security Documents);

(l)	the Security Documents will not accrue interest on any amount in respect of which interest is accruing under the Indenture, the Notes and the Security Documents;

(m)	any rights of set off will not be exercisable until the occurrence of a Declared Default. Such rights shall apply only to reciprocal matured obligations due and payable to any Holder by a Grantor under the Indenture, the Notes or the Security Documents;

(n)	the security documents will, where possible and practical, automatically create security over future assets of the same type as those already secured; where local law requires supplemental pledges to be delivered in respect of future acquired assets in order for effective security to be created over that class of asset, such supplemental pledges shall be provided at intervals no more frequently than annually (unless required more frequently under local law), or, in each case, following a Declared Default;

(o)	no security will be taken over livestock, moveable plant, equipment or vehicles if it would require labelling, segregation, periodic listing, notification, mapping or specification of such livestock, moveable plant, equipment or vehicles prior to a Declared Default, unless required beforehand under local law in order to perfect the relevant security interests; and

4	Guarantees/Security

(a)	Subject to the due execution of all relevant security documents, completion of relevant perfection formalities within statutorily prescribed time limits, payment of all registration fees and documentary taxes, any other rights arising by operation of law and subject to any guarantee limitation and qualifications which may be set out in the Indenture, the Notes and the Security Documents and subject to the requirements of the Agreed Security Principles and any third party arrangements, including in paragraph 4(b) below, it is further acknowledged that the Notes Collateral Agent (or, in the case of any Security Document governed by Finnish, Spanish or Swedish law, the relevant Notes Secured Parties represented by the Notes Collateral Agent) shall receive the benefit of an upstream, cross stream and downstream guarantee and the security will be granted to secure all liabilities of the Grantors under the Indenture, the Notes and the Security Documents subject to the Agreed Security Principles.

(b)	The maximum guaranteed or secured amount provided by an Approved Foreign Guarantor may be limited to comply with any law or regulation in such member’s jurisdiction of incorporation, including laws relating to “corporate benefit” or insolvency directors liability as may be required by management to comply with its duties (fiduciary or otherwise).

(c)	To the extent legally effective, all security shall be given in favour of the Notes Collateral Agent (acting on behalf and/or as representative of the Notes Secured Parties) and not any Notes Secured Party individually except in the case of any security document governed by Spanish law where security shall be given in favor of the relevant Notes Secured Parties represented by the Notes Collateral Agent. “Parallel debt” provisions will be used where necessary (except with respect to any Security Documents governed by Spanish, Swedish or Finnish law under which the Notes Collateral Agent will act in the name and on behalf of the Notes Secured Parties) and such provisions will be contained in the applicable Intercreditor Agreement and not the individual Security Documents unless required under local laws.

(d)	There shall be no action required to be taken by any Grantor in relation to the guarantees or security when a Notes Secured Party makes any transfer, unless required by law (and notwithstanding anything to the contrary, no Approved Foreign Guarantor shall bear or otherwise be liable for any transfer taxes, any notarial, registration or perfection fees or any other costs, fees or expenses that result from any assignment or transfer following the initial issuance of the Notes, provided that this paragraph (d) shall be without prejudice to Section 2.14 (Additional Amounts) of the Indenture. Notwithstanding the foregoing, it is stated that no Approved Foreign Guarantor shall bear any costs related with the notarisation of any assignment or transfer done by any Holder under the Indenture or the Notes (if any).

(e)	Security Documents governed by Spanish law shall be notarized before a Spanish public notary together with the relevant Security Documents, any supplemental indenture providing for a Subsidiary Guarantee (as applicable) to be entered into by a Spanish Grantor.

5	Bank Accounts

(a)	If a Grantor grants security over its bank accounts it shall be free to deal with, close, operate and transact business in relation to those accounts (including, subject to paragraph 3(n) above, opening and closing accounts) in the course of its business until the occurrence of a Declared Default and, in particular, will not be obliged to maintain a minimum (or positive) balance in the relevant bank account at all times (other than the bank accounts pledged under the Spanish security documents), and the Notes Secured Parties will have no control over the use of those accounts. For the avoidance of doubt, there will be no obligation to hold or pay cash or receivables in a particular account until the occurrence of a Declared Default (and security over any Swedish bank account will not be perfected until a Declared Default occurs); if any such account is closed, the security over it will be released.

(b)	Prior to the occurrence of a Declared Default, no notice (and/or acknowledgement) of security (except for pledges over the bank accounts located in Germany and Spain) may be prepared or served if this would have a detrimental effect on the Grantor’s ability to carry out its ordinary course business operations. In the case of any bank accounts pledged under a Security Document governed by Spanish law, notice will always be given promptly after execution of the relevant Security Document;

(c)	Subject to paragraphs (a) and (b) above, any notification of security over bank accounts will be given to the bank(s) with whom the accounts are maintained within five (5) Business Days following execution and/or notarization of the relevant Security Document. However, in the case of any bank accounts pledged under a Security Document governed by Spanish, Finnish and Swedish law, notice will always be given promptly after execution of the relevant Security Document. If required under local law to perfect the security over bank accounts, the relevant Grantor shall use commercially reasonable efforts for a maximum period of 20 Business Days from the date of the notice to such bank to obtain an acknowledgment of the notice from the account bank.

(d)	Any security over bank accounts shall be subject to any security interests and any other rights (including but not limited to set off rights) in favour of the account bank which are created either by law or in the standard terms and conditions of the account bank (from time to time). The notice of security shall request such prior security interests in favour of the account bank to be limited or waived by the account bank but neither the Grantor nor the account bank shall be required to change its banking arrangements or standard terms and conditions in connection with the granting of bank account security. There will be no requirement to obtain any acknowledgements and/or consents from the relevant account bank.

(e)	Prior to the occurrence of a Declared Default, any Grantor shall be free to close any bank account at any time without any prior consent or notification requirement. If so closed, the security over such bank account shall be released.

(f)	If required under local law, security over bank accounts will be registered subject to the general principles set out in these Agreed Security Principles.

(g)	Bank account pledges governed by Spanish law shall be notarised before a Spanish notary.

6	Intercompany Receivables

(a)	Without prejudice to the Overriding Principle, if a Grantor grants security over its intercompany receivables, it shall be free to deal with those receivables in the course of its business or as otherwise permitted under the Indenture, the Notes and the Security Documents until the occurrence of a Declared Default.

(b)	No notice of security shall be prepared or served until the occurrence of a Declared Default (except in relation to any receivables pledged under a Security Document governed by Finnish, Spanish, German or Swedish law, however subject in all cases to the principle set out in paragraph (a) above). In relation to any receivables pledged under a Security Document governed by Finnish law, the relevant debtors which have already been notified of the pledges shall only be served a subsequent notice upon the occurrence of a Declared Default.

(c)	Subject to local law requirements, the execution by a debtor of a Security Document to which the creditor is a party (or, the execution of the applicable Intercreditor Agreement by a debtor to the extent the debtor and creditor relating to the intercompany receivables are a party thereto) shall be deemed to be sufficient notification of the security created under the Security Documents to the relevant debtors provided that (i) a specific acknowledgement provision is included therein; and (ii) a German law governed security over intercompany receivables shall always be separately notified promptly (unverzüglich) after the execution of the relevant Security Document.

(d)	If required under local law, security over intercompany receivables will be registered subject to the general principles set out in these Agreed Security Principles.

(e)	No list of receivables shall be required (except, in each case in relation to any receivables pledged under a Security Document governed by Finnish, Spanish or Swedish law) until a Declared Default has occurred.

(f)	Receivables pledges governed by Spanish law shall be notarised before a Spanish notary.

7	Shares

(a)	Security will be granted over shares in each Grantor, in accordance with and subject to these Agreed Security Principles. The shares held by a Grantor in an Approved Foreign Guarantor that is not a Grantor shall not be required to be the subject of security.

(b)	The relevant security document will be governed by the laws of the jurisdiction of incorporation of the Grantor whose shares are subject to security, and not by the law of the jurisdiction of incorporation of the entity granting the security.

(c)	Where required for creation or perfection of security purposes by local law (and in relation to any shares pledged under a Security Document governed by English, Finnish, Spanish and/or Swedish law, on or promptly), following execution of the share charge, any existing share certificate(s) (or any other document evidencing title to the relevant shares) and a stock transfer form executed in blank (if applicable) will be provided to the Notes Collateral Agent and, where required by law, the ownership titles of the pledged shares, the share certificate and/or shareholders’ register will be endorsed or written up and the endorsed share certificate or a copy of the written up register provided to the Notes Collateral Agent (or its agent or designee). If no share certificates have been issued in relation to the shares of a Finnish entity, such entity will not be required under the terms of the Security Documents to issue share certificates, however, a notice of pledge shall be served on the entity by the pledgor.

(d)	Unless a Declared Default has occurred, the pledgors shall be permitted to retain and to exercise voting rights and powers in relation to any shares and other related rights attaching to any shares pledged by them in a manner which does not adversely affect the validity or enforceability of the security or cause an Event of Default to occur and the pledgors shall be permitted to receive and retain dividends on pledged shares and the company whose shares have been charged will be permitted to pay dividends upstream on pledged shares to the extent permitted under the Indenture, the Notes and the Security Documents with the proceeds to be available to the Approved Foreign Guarantors. The voting rights and powers in relation to any shares and other related rights (including, without limitation, economic rights) shall remain with the pledgors at all times prior to the occurrence of a Declared Default, provided that with respect to Security over shares in an entity incorporated in Germany, the voting rights remain with the pledgor at all times.

(e)	If required by law or regulation to perfect or enforce the security, the constitutional documents of the company whose shares have been pledged shall be amended to remove any restriction on the transfer or the registration of the transfer of the shares on the taking or enforcement of the security granted over them and shall not contain any provision in respect of redemption of its shares (Einziehung in Germany); restrictions on the assignability and pledgeability of distribution rights (Gewinnbezugsrechte in Germany).

(f)	Any share pledge shall include therein, to the extent applicable, references to any financial collateral regulations applicable in the relevant jurisdiction (including, in the case of a pledge granted over the shares of any Spanish Grantor, to the Spanish Royal Decree-law 5/2005, of 11 March on financial collateral, provided the pledgees are eligible to benefit of that security) and, particularly, to the sale and appropriate enforcement mechanism envisaged therein.

(g)	Share pledges over an Approved Foreign Guarantor incorporated in Spain or Germany as a GmbH shall be notarized by a Spanish or German notary, respectively.

8	Insurance Policies

Without prejudice to the Overriding Principle, if a Grantor grants security over its material insurance policies which may be secured under the terms of the relevant policy:

(a)	insurance claims will be collected by the Grantor in the ordinary course of business until the occurrence of a Declared Default;

(b)	notice of any security interest over insurance policies will only be served on an insurer of an Approved Foreign Guarantor’s assets upon written request of the Notes Collateral Agent, which may only be given after the occurrence of a Declared Default;

(c)	prior to a Declared Default, no loss payee or other annotation or endorsement shall be made on the insurance policy and no Holder shall be named as co-insured; and

(d)	no security will be granted with respect to insurance policies in respect of which the principal beneficiary is someone other than an Approved Foreign Guarantor.

9	Intellectual Property

Without prejudice to the Overriding Principle, if a Grantor grants security over its intellectual property:

(a)	it shall be free to deal with, use and licence and otherwise commercialise those assets in the course of its business (including, without limitation, allowing its intellectual property to lapse if no longer material to its business or as otherwise permitted by the Indenture, the Notes and the Security Documents) or as otherwise permitted by the terms of the Indenture, the Notes and the Security Documents until the occurrence of a Declared Default;

(b)	no security shall be granted over any intellectual property which cannot be secured under the terms of the relevant licensing agreement. No notice shall be served to any third party from whom intellectual property is licensed until the occurrence of a Declared Default;

(c)	notice of any security interest over intellectual property will only be served on a third party from whom intellectual property is licensed upon written request of the Notes Collateral Agent, which may only be given after the occurrence of a Declared Default;

(d)	if required by local law to perfect security, security over intellectual property will be required to be registered under the law of that security document, subject to the general principles set out in these Agreed Security Principles; and

(e)	security over intellectual property rights will be taken on an “as is, where is” basis and the Approved Foreign Guarantors will not be required to procure any changes to, or corrections of filings on, external registers.

10	Trade Receivables

Without prejudice to the Overriding Principle, if a Grantor grants security over its material trade receivables:

(a)	it shall be free to deal with those receivables in the course of its business or as otherwise permitted under the Indenture, the Notes and the Security Documents until the occurrence of a Declared Default;

(b)	no notice of security may be served until the occurrence of a Declared Default;

(c)	no security will be granted over any trade receivables which cannot be secured under the terms of the relevant contract; and

(d)	trade receivables that are permitted to be sold or discounted (“qualified receivables financings”) shall not be pledged or secured, to the extent such financing is permitted under the Indenture, the Notes and the Security Documents. To the extent any property or assets (including trade receivables) are required to be released from the security in connection with or pursuant to such a “qualified receivables financing”, such property or assets shall be released automatically, if possible under the relevant law, or otherwise, at the request (and cost) of the relevant Grantor.

11	Contracts

Without prejudice to the Overriding Principle, if a Grantor grants security over its Contracts,

(a)	it shall be free to deal with those Contracts in the course of its business or as otherwise permitted under the Indenture, the Notes and the Security Documents until the occurrence of a Declared Default;

(b)	no perfection of security over Contracts shall be required and no notice of security may be served until the occurrence of a Declared Default; and

(c)	no security will be granted over any Contract which, without prejudice to paragraph 2(e) above, cannot be secured under the terms of the relevant contract or if it would have a material detrimental impact on the Grantor’s business relationship with the counterparty to the Contract.

12	Real Estate

(a)	No Grantor will be required to grant security over its real estate, provided that this shall not restrict any real property from being secured under a floating charge (or other similar all asset-security.

(b)	There will be no obligation to investigate title, provide surveys or carry out any other insurance or environmental due diligence.

13	Release of Security

Unless required by local law, the circumstances in which the security shall be released shall not be dealt with in individual Security Documents but, if so required, shall, except to the extent required by local law, be the same as, or not conflict with, those set out in the applicable Intercreditor Agreement or Indenture.